Contenido

Estados Financieros Consolidados

ESTADOS DE SITUACIÓN FINANCIERA CONSOLIDADOS	4
ESTADOS CONSOLIDADOS DE RESULTADOS	5
ESTADOS CONSOLIDADOS DE RESULTADOS INTEGRALES	6
ESTADO DE CAMBIOS EN EL PATRIMONIO	7
ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO	8

Notas a los Estados Financieros Consolidados

NOTA N°01 - PRINCIPALES CRITERIOS CONTABLES UTILIZADOS:	10
NOTA N°02 - CAMBIOS CONTABLES:	41
NOTA N°03 - HECHOS RELEVANTES:	51
NOTA N°04 - SEGMENTOS DE NEGOCIO:	54
NOTA N°05 - EFECTIVO Y EQUIVALENTE DE EFECTIVO:	59
NOTA N°06 - INSTRUMENTOS PARA NEGOCIACIÓN:	60
NOTA N°07 - OPERACIONES CON PACTO DE RETROCOMPRA Y PRÉSTAMOS DE VALORES:	61
NOTA N°08 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES:	64
NOTA N°09 - ADEUDADO POR BANCOS:	72
NOTA N°10 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES:	73
NOTA N°11 - COMPRAS, VENTAS, SUSTITUCIONES DE COLOCACIONES:	78
NOTA N°12 - INSTRUMENTOS DE INVERSIÓN:	79
NOTA N°13 - INVERSIONES EN SOCIEDADES:	85
NOTA N°14 - INTANGIBLES:	87
NOTA N°15 - ACTIVO FIJO:	89
NOTA N°16 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS:	92
NOTA N°17 - OTROS ACTIVOS:	95
NOTA N°18 - DEPÓSITOS Y OTRAS CAPTACIONES:	96
NOTA N°19 - OBLIGACIONES CON BANCOS:	97
NOTA N°20 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES	99
NOTA N°21 - VENCIMIENTO DE ACTIVOS Y PASIVOS:	104
NOTA N°22 - PROVISIONES:	107
NOTA N°24 - CONTINGENCIAS Y COMPROMISOS:	110
NOTA N°25 - PATRIMONIO:	113
NOTA N°26 - REQUERIMIENTOS DE CAPITAL (BASILEA):	116
NOTA N°27 - INTERESES MINORITARIOS:	118
NOTA N°28 - INTERESES Y REAJUSTES:	120
NOTA N°29 - COMISIONES:	122
NOTA N°30 - RESULTADOS DE OPERACIONES FINANCIERAS:	123
NOTA N°31 - RESULTADO NETO DE CAMBIO:	123
NOTA N°32 - PROVISIONES POR RIESGO DE CRÉDITO:	124
NOTA N°33 - REMUNERACIONES Y GASTOS DEL PERSONAL:	125
NOTA N°34 - GASTOS DE ADMINISTRACIÓN:	129
NOTA N°35 - DEPRECIACIONES Y AMORTIZACIONES:	130
NOTA N°36 - OTROS INGRESOS Y GASTOS OPERACIONALES:	131
NOTA N°37 - OPERACIONES CON PARTES RELACIONADAS:	133
NOTA N°38 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS:	142
NOTA N°39 - ADMINISTRACIÓN DE RIESGOS:	147
NOTA N°40 - HECHOS POSTERIORES:	161

Deloitte
Auditores y Consultores Limitada
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9, 13 y 18
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

INFORME DE LOS AUDITORES INDEPENDIENTES

A los señores Accionistas de
   Banco Santander Chile

Hemos efectuado una auditoría a los estados de situación financiera consolidados de Banco Santander Chile y afiliadas al 31 de diciembre de 2009 y 2008, del estado de situación financiera consolidado de apertura al 1 de enero de 2008 y los correspondientes estados consolidados de resultados, de resultados integrales, de cambios en el patrimonio y de flujos de efectivo por los años terminados el 31 de diciembre de 2009 y 2008.  La preparación de dichos estados financieros (que incluyen sus correspondientes notas), es responsabilidad de la Administración de Banco Santander Chile.  Nuestra responsabilidad consiste en emitir una opinión sobre estos estados financieros con base en las auditorías que efectuamos.

Nuestras auditorías fueron efectuadas de acuerdo con normas de auditoría generalmente aceptadas en Chile.  Tales normas requieren que planifiquemos y realicemos nuestro trabajo con el objeto de lograr un razonable grado de seguridad que los estados financieros están exentos de representaciones incorrectas significativas.  Una auditoría comprende el examen, a base de pruebas, de evidencias que respaldan los montos e informaciones revelados en los estados financieros consolidados.  Una auditoría también comprende, una evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la Administración del Banco, así como una evaluación de la presentación general de los estados financieros consolidados.  Consideramos que nuestras auditorías constituyen una base razonable para fundamentar nuestra opinión.

En nuestra opinión, los mencionados estados financieros consolidados presentan razonablemente en todos sus aspectos significativos, la situación financiera de Banco Santander Chile y afiliadas al 31 de diciembre de 2009 y 2008 y al 1 de enero de 2008, los resultados de sus operaciones, los resultados integrales, los cambios patrimoniales y los flujos de efectivo por los años terminados el 31 de diciembre de 2009 y 2008, de acuerdo con Normas Contables impartidas por la Superintendencia de Bancos e Instituciones Financieras.

Como se indica en Nota 2 a los estados financieros consolidados, el 9 de noviembre de 2007, la Superintendencia de Bancos e Instituciones Financieras emitió el nuevo “Compendio de Normas Contables” que contienen los estándares de contabilidad y reporte para los Bancos, que se aplicaron para estos efectos a contar del 1 de enero de 2009 reformulándose para efectos comparativos los estados financieros del año 2008 y el estado de situación financiera consolidado de apertura.

Enero 25, 2010

Alberto Kulenkampff G.

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS DE SITUACIÓN FINANCIERA CONSOLIDADOS
Por los ejercicios terminados al

		31 de Diciembre de 2009	31 de Diciembre de 2008	01 de Enero de 2008
	NOTA	MM$	MM$	MM$

ACTIVOS
Efectivo y depósitos en bancos	5	2.043.458	855.411	1.108.637
Operaciones con liquidación en curso	5	468.134	335.405	316.240
Instrumentos para negociación	6	798.539	1.166.426	1.093.445
Contratos de retrocompra y préstamos de valores	7	14.020	-	33.999
Contratos de derivados financieros	8	1.393.878	1.846.509	780.775
Adeudado por bancos	9	23.370	95.499	45.961
Créditos y cuentas por cobrar a clientes	10	13.378.379	14.311.349	12.022.275
Instrumentos de inversión disponibles para la venta	12	1.830.090	1.580.240	779.635
Instrumentos de inversión hasta el vencimiento	12	-	-	-
Inversiones en sociedades	13	7.417	7.277	7.301
Intangibles	14	77.260	68.232	56.224
Activo fijo	15	184.122	200.389	202.489
Impuestos corrientes	16	4.541	18.715	2.499
Impuestos diferidos	16	95.229	88.825	80.989
Otros activos	17	452.559	508.655	460.282
TOTAL ACTIVOS		20.770.996	21.082.932	16.990.751

PASIVOS
Depósitos y otras obligaciones a la vista	18	3.533.534	2.948.162	2.867.934
Operaciones con liquidación en curso	5	275.474	142.552	135.219
Contratos de retrocompra y préstamos de valores	7	1.114.605	562.223	307.630
Depósitos y otras captaciones a plazo	18	7.175.257	9.756.266	7.887.897
Contratos de derivados financieros	8	1.348.906	1.469.724	778.217
Obligaciones con bancos	19	2.046.790	1.425.067	1.099.457
Instrumentos de deuda emitidos	20	2.924.676	2.651.372	2.154.996
Otras obligaciones financieras	20	146.911	131.318	175.667
Impuestos corrientes	16	63.831	791	16.067
Impuestos diferidos	16	3.380	19.437	11.084
Provisiones	22	186.121	166.719	50.102
Otros pasivos	23	263.396	293.733	118.549

TOTAL PASIVOS		19.082.881	19.567.364	15.602.819

PATRIMONIO

Atribuible a tenedores patrimoniales del Banco:		1.658.316	1.489.689	1.369.798
Capital	25	891.303	891.303	818.535
Reservas	25	51.539	51.539	47.330
Cuentas de valoración	25	(26.804)	(7.552)	(9.475)
Utilidades retenidas	25	742.278	554.399	513.408
Utilidades retenidas de ejercicios anteriores	25	440.401	237.788	513.408
Utilidad (pérdida) del ejercicio	25	431.253	415.055	-
Menos: Provisión para dividendos mínimos	25	(129.376)	(98.444)	-
Interés minoritario	27	29.799	25.879	18.134

TOTAL PATRIMONIO		1.688.115	1.515.568	1.387.932

TOTAL PASIVOS Y PATRIMONIO		20.770.996	21.082.932	16.990.751

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS CONSOLIDADOS DE RESULTADOS
Por los ejercicios terminados al

		31 de Diciembre de
		2009	2008
	NOTA	MM$	MM$

RESULTADOS OPERACIONALES

Ingresos por intereses y reajustes	28	1.207.778	2.061.346
Gastos por intereses y reajustes	28	(351.262)	(1.169.280)

Ingreso neto por intereses y reajustes		856.516	892.066

Ingresos por comisiones	29	315.925	295.969
Gastos por comisiones	29	(61.795)	(52.840)

Ingreso neto de comisiones		254.130	243.129

Utilidad neta de operaciones financieras	30	3.887	273.477
Utilidad (pérdida) de cambio neta	31	163.241	(187.042)
Otros ingresos operacionales	36	33.243	18.222

Total Ingresos operacionales		1.311.017	1.239.852

Provisiones por riesgo de crédito	32	(333.847)	(287.983)

INGRESO OPERACIONAL NETO		977.170	951.869

Remuneraciones y gastos del personal	33	(224.484)	(246.775)
Gastos de administración	34	(136.712)	(133.682)
Depreciaciones y amortizaciones	35	(46.623)	(47.627)
Deterioro	15	(75)	(84)
Otros gastos operacionales	36	(44.405)	(41.594)

Total Gastos operacionales		(452.299)	(469.762)

RESULTADO OPERACIONAL		524.871	482.107

Resultado por inversiones en sociedades	13	297	632

Resultado antes de impuesto a la renta		525.168	482.739

Impuesto a la renta	16	(88.862)	(60.087)

UTILIDAD CONSOLIDADA DEL EJERCICIO		436.306	422.652

Atribuible a:
Tenedores patrimoniales del Banco		431.253	415.055
Interés minoritario	27	5.053	7.597

Utilidad por acción atribuible a tenedores patrimoniales del Banco:
(expresada en pesos)
Utilidad básica	25	2,288	2,203
Utilidad diluida	25	2,288	2,203

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS CONSOLIDADOS DE RESULTADOS INTEGRALES
Por los ejercicios terminados al

		31 de Diciembre de
		2009	2008
	NOTA	MM$	MM$

UTILIDAD CONSOLIDADA DEL EJERCICIO		436.306	422.652

OTROS RESULTADOS INTEGRALES

Instrumentos de inversión disponibles para la venta	12	(9.285)	(14.471)
Coberturas de flujo de efectivo	8	(14.035)	16.740

Otros resultados integrales antes de impuesto a la renta		(23.320)	2.269

Impuesto a la renta relacionado con otros resultados integrales	16	3.964	(385)

Total de otros resultados integrales		(19.356)	1.884

RESULTADOS INTEGRALES CONSOLIDADOS DEL EJERCICIO		416.950	424.536

Atribuible a :
Tenedores patrimoniales del Banco		412.001	416.978
Interés minoritario	27	4.949	7.558

BANCO SANTANDER CHILE Y AFILIADAS
ESTADO DE CAMBIOS EN EL PATRIMONIO
Por los ejercicios terminados al 31 de Diciembre de 2009 y 2008 (en millones de pesos)

	RESERVAS			CUENTAS DE VALORACIÓN			UTILIDADES RETENIDAS
							Utilidades
			Fusión de	Instrumentos de			retenidas de		Provisión para	Total atribuible a
		Reservas y otras	sociedades bajo	Inversión Disponibles	Coberturas de	Impuesto a la	ejercicios	Utilidades del	dividendo	tenedores	Interés	TOTAL
	Capital	utilidades retenidas	control común	para la Venta	Flujo de Efectivo	renta	anteriores	ejercicio	mínimo	patrimoniales	Minoritario	PATRIMONIO

Saldos al 31 de Diciembre 2007	818.535	49.372	(2.042)	(5.548)	(5.867)	1.940	273.005	308.647	-	1.438.042	20.047	1.458.089
Distribución resultado ejercicio anterior	-		-	-	-	-	308.647	(308.647)	-	-	-	-
Subtotales	818.535	49.372	(2.042)	(5.548)	(5.867)	1.940	581.652	-	-	1.438.042	20.047	1.458.089
Efectos por primera Aplicación de IFRS	-	-	-	-	-	-	(68.244)	-	-	(68.244)	(1.913)	(70.157)
Saldos al 01 de Enero 2008	818.535	49.372	(2.042)	(5.548)	(5.867)	1.940	513.408	-	-	1.369.798	18.134	1.387.932
Ajuste circular N° 3443 dividendo minimo 2008	-	-	-	-	-	-	-	-	(92.594)	(92.594)	-	(92.594)
Dividendos / Retiros realizados	-	-	-	-	-	-	(200.619)	-	92.594	(108.025)	(33)	(108.058)
Reposición corrección monetaria 2008	72.768	4.391	(182)				(75.001)			1.976	-	1.976
Otros movimientos patrimoniales	-	-	-	-	-	-	-	-	-	-	220	220
Provisión para dividendos mínimos	-	-	-	-	-	-	-	-	(98.444)	(98.444)	-	(98.444)
Subtotales	72.768	4.391	(182)	-	-	-	(275.620)	-	(98.444)	(297.087)	187	(296.900)
Otros resultados integrales	-	-	-	(14.424)	16.740	(393)	-	-	-	1.923	(39)	1.884
Resultado del ejercicio	-	-	-	-	-	-	-	415.055	-	415.055	7.597	422.652
Subtotales	-	-	-	(14.424)	16.740	(393)	-	415.055	-	416.978	7.558	424.536
Saldos al 31 de Diciembre 2008	891.303	53.763	(2.224)	(19.972)	10.873	1.547	237.788	415.055	(98.444)	1.489.689	25.879	1.515.568

Saldos al 31 de Diciembre 2008	891.303	53.763	(2.224)	(19.972)	10.873	1.547	237.788	415.055	(98.444)	1.489.689	25.879	1.515.568
Distribución resultado ejercicio anterior	-	-	-	-	-	-	415.055	(415.055)	-	-	-	-
Saldos al 01 de Enero 2009	891.303	53.763	(2.224)	(19.972)	10.873	1.547	652.843	-	(98.444)	1.489.689	25.879	1.515.568
Aumento o disminución de capital y reservas	-	-	-	-	-	-	-	-	-	-	5.600	5.600
Dividendos / Retiros realizados	-	-	-	-	-	-	(213.295)	-	98.444	(114.851)	(5.258)	(120.109)
Otros movimientos patrimoniales	-	-	-		-	-	853	-	-	853	(1.371)	(518)
Provisión para dividendos mínimos	-	-	-	-	-	-	-	-	(129.376)	(129.376)	-	(129.376)
Subtotales	-	-	-	-	-	-	(212.442)	-	(30.932)	(243.374)	(1.029)	(244.403)
Otros resultados integrales	-	-	-	(9.160)	(14.035)	3.943	-	-	-	(19.252)	(104)	(19.356)
Resultado del ejercicio	-	-	-	-	-	-	-	431.253	-	431.253	5.053	436.306
Subtotales	-	-	-	(9.160)	(14.035)	3.943	-	431.253	-	412.001	4.949	416.950
Saldos al 31 de Diciembre 2009	891.303	53.763	(2.224)	(29.132)	(3.162)	5.490	440.401	431.253	(129.376)	1.658.316	29.799	1.688.115

Periodo	Resultado atribuible a tenedores patrimoniales	Destinado a reservas o utilidades retenidas	Destinado a dividendos	Porcentaje distribuido	N° de Acciones	Dividendo por acción (en pesos)

-Año 2007 (Junta Accionistas Abril 2008)	308.647	108.028	200.619	65%	188.446.126.794	1,065

-Año 2009 (Junta Accionistas Abril 2009)	328.146	114.851	213.295	65%	188.446.126.794	1,132

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
Por los ejercicios terminados al

			31 de Diciembre de
			2009	2008
		NOTA	MM$	MM$

A -	FLUJOS DE EFECTIVO DE LAS ACTIVIDADES DE OPERACION:
	UTILIDAD CONSOLIDADA ANTES DE IMPUESTO A LA RENTA		525.168	482.739
	Cargos (abonos) a resultados que no significan movimiento de efectivo		(748.218)	(771.815)
	Depreciaciones y amortizaciones	35	46.623	47.627
	Deterioro de activo fijo	15	75	84
	Provisiones por activos riesgosos	32	373.121	325.877
	Provision ajuste a valor de mercado de inversiones		(29.926)	(1.121)
	Utilidad por inversiones en sociedades	13	(297)	(632)
	Utilidad en venta de bienes recibidos en pago	36	(7.406)	(8.844)
	Utilidad en venta de participacion en otras sociedades	36	(1.859)	(4.348)
	Utilidad en venta de activos fijos	36	(7.598)	(719)
	Castigo de bienes recibidos en pago	36	8.192	5.324
	Ingresos netos por intereses	28	(856.516)	(892.066)
	Ingresos netos comisiones	29	(254.130)	(243.129)
	Cambios en los activos y pasivos por impuestos diferidos	16	(18.497)	132
	Aumento/disminución de activos y pasivos de operación		1.743.792	133.936
	Disminución (aumento) de créditos y cuentas por cobrar a clientes		651.095	(1.947.234)
	Disminución (aumento) de inversiones financieras		71.538	(909.242)
	Disminución (aumento) por contratos de retrocompra (activos)		(13.678)	39.512
	Disminución (aumento) de adeudados por bancos		72.129	(49.561)
	Disminución de bienes recibidos o adjudicados en pago		7.825	(10.195)
	Aumento de acreedores en cuentas corrientes		506.557	108.470
	Aumento (disminución) de depósitos y otras captaciones a plazo		(2.212.375)	1.547.972
	Aumento de obligaciones con bancos del país		27.400	1.786
	Aumento (disminución) de otras obligaciones a la vista o a plazo		116.913	(57.278)
	Aumento de obligaciones con bancos del exterior		597.191	321.580
	Disminución de obligaciones con el Banco Central de Chile		(608)	(959)
	Aumento por contratos de retrocompra (pasivos)		554.821	280.412
	Disminución de otros pasivos de corto plazo		(9.512)	(58.173)
	Aumento neto de otros activos y pasivos		(44.310)	(210.160)
	Emisión de letras de crédito		4.506	-
	Rescate de letras de crédito		(104.979)	(161.664)
	Emisión de bonos corrientes		749.400	303.722
	Rescate de bonos corrientes y pago de intereses		(256.500)	(24.771)
	Intereses y reajustes percibidos		1.579.452	1.604.287
	Intereses y reajustes pagados		(719.174)	(828.248)
	Dividendos recibidos de inversiones en sociedades	13	833	638
	Comisiones percibidas	29	315.925	295.969
	Comisiones pagadas	29	(61.795)	(52.840)
	Impuestos a la renta	16	(88.862)	(60.087)
	Total flujos originados por actividades operacionales		1.520.742	(155.140)

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
Por los ejercicios terminados al

			31 de Diciembre de
			2009	2008
		NOTA	MM$	MM$

B -	FLUJOS DE EFECTIVO DE LAS ACTIVIDADES DE INVERSIÓN:
	Adquisiciones de activos fijos	15	(11.756)	(19.562)
	Enajenaciones de activos fijos		17.410	12.014
	Adquisiciones de inversiones en sociedades	13	(32)	-
	Enajenaciones de inversiones en sociedades	13	209	386
	Adquisiciones de activos intangibles	14	(33.960)	(38.177)
	Total flujos originados por actividades de inversión		(28.129)	(45.339)

C -	FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE FINANCIAMIENTO:
	Originados por actividades de financiamiento de tenedores patrimoniales		(305.101)	(40.882)
	Aumento de otras obligaciones		40.888	27.044
	Emisión de bonos subordinados		6.014	145.421
	Rescate de bonos subordinados y pago de intereses		(138.708)	(12.728)
	Dividendos pagados	25	(213.295)	(200.619)
	Originados por actividades de financiamiento de los minoritarios		342	(33)
	Aumentos de capital		5.600	-
	Dividendos y/o retiros pagados		(5.258)	(33)
	Total flujos originados por actividades de finaciamiento		(304.759)	(40.915)

D -	VARIACION EFECTIVO Y EFECTIVO EQUIVALENTE DURANTE EL PERIODO		1.187.854	(241.394)
E -	EFECTIVO INICIAL DE EFECTIVO Y EFECTIVO EQUIVALENTE		1.048.264	1.289.658

	SALDO FINAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	5	2.236.118	1.048.264

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 - PRINCIPALES CRITERIOS CONTABLES UTILIZADOS:

Información Corporativa

Banco Santander Chile (ex–Banco Santiago) es una sociedad anónima bancaria, organizada bajo las leyes de la República de Chile, domiciliada en calle Bandera N°140, piso 1, que provee una amplia gama de servicios bancarios generales a sus clientes, que son desde personas a grandes corporaciones. Banco Santander Chile y sus afiliadas (conjuntamente referidas más adelante como “Banco” o “Banco Santander Chile”) ofrecen servicios bancarios comerciales y de consumo, además de otros servicios, incluyendo factoring, recaudaciones, leasing, valores y corretaje de seguros, fondos mutuos y administración de fondos de inversión e inversiones bancarias.

Con fecha 18 de Julio de 2002 se celebró la Junta Extraordinaria de Accionistas de Banco Santiago, cuya acta se redujo a escritura pública con fecha 19 de Julio de 2002, en la Notaría de Santiago de doña Nancy de la Fuente Hernández, en la cual se acordó la fusión de Banco Santander Chile con Banco Santiago, mediante la incorporación del primero a este último, adquiriendo éste los activos y pasivos de aquél, y se acordó además la disolución anticipada de Banco Santander Chile y el cambio de nombre de Banco Santiago a Banco Santander Chile. Dicho cambio fue autorizado por Resolución N° 79 de la Superintendencia de Bancos e Instituciones Financieras, dictada con fecha 26 de Julio del 2002, publicada en el Diario Oficial el día 01 de Agosto de 2002 e inscrita a fojas 19.992 número 16.346 del año 2002 en el Registro de Comercio del Conservador de Bienes Raíces de Santiago.

Además de las reformas a los estatutos anteriormente enunciados, éstos han sido modificados en diversas oportunidades, siendo la última modificación la acordada en Junta Extraordinaria de Accionistas celebrada el 24 de Abril de 2007, cuya acta se redujo a escritura pública el 24 de Mayo de 2007 en la Notaría de Nancy de la Fuente Hernández. Esta reforma se aprobó por Resolución N° 61 del 6 de Junio de 2007 de la Superintendencia de Bancos e Instituciones Financieras. Un extracto de ella y de la resolución se publicaron en el Diario Oficial del 23 de Junio de 2007 y se inscribieron en el Registro de Comercio de 2007 a fojas 24.064 número 17.563 del citado Conservador.

Por medio de esta última reforma Banco Santander Chile, de acuerdo con sus estatutos y a lo aprobado por la Superintendencia de Bancos e Instituciones Financieras, también podrá usar los nombres Banco Santander Santiago o Santander Santiago o Banco Santander o Santander.

a)       Bases de preparación

Los presentes Estados Financieros Consolidados han sido preparados de acuerdo al Compendio de Normas Contables emitido por la Superintendencia de Bancos e Instituciones Financieras (SBIF), organismo fiscalizador que de acuerdo al Artículo 15 de la Ley General de Bancos establece que, de acuerdo a las disposiciones legales, los bancos deben utilizar los criterios contables dispuestos por esa Superintendencia y en todo aquello que no sea tratado por ella si no se contrapone con sus instrucciones, deben ceñirse a los criterios contables de general aceptación, que corresponden a las normas técnicas emitidas por el Colegio de Contadores de Chile AG. (aprobadas por el Consejo Nacional en su sesión del 21 de Diciembre de 2009, emitiendo actualizaciones a los Boletines Técnicos N°79 y N°80), coincidentes con los estándares internacionales de contabilidad e información financiera (IFRS, por sus siglas en inglés) acordados por el International Accounting Standards Board (IASB). En caso de existir discrepancias entre los principios contables y los criterios contables emitidos por la SBIF (Compendio de Normas Contables) primarán estos últimos.

Los estados financieros correspondientes al ejercicio terminado al 31 de Diciembre de 2008, han sido los primeros elaborados de acuerdo al Compendio de Normas Contables. Esta normativa incorpora los siguientes aspectos relevantes:

- Importantes cambios en las políticas contables, criterios de valoración y formas de presentación de los estados financieros.
- Un incremento significativo de la información facilitada en las notas a los estados financieros.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

En la Nota 02 “Cambios contables” se muestra una conciliación, conforme a la nueva normativa, entre los saldos del Estado de Situación Financiera Consolidado al inicio y cierre del ejercicio terminado al 31 de Diciembre de 2008 y los correspondientes Estados Consolidados de Resultados generados en dicho ejercicio y que, por tanto, figuraron en los estados financieros del Banco.

Las notas a los estados financieros contienen información adicional a la presentada en los Estados de Situación Financiera Consolidados, en los Estados Consolidados de Resultados, Estados Consolidados de Resultados Integrales, Estado de Cambios en el Patrimonio y en los Estados Consolidados de Flujos de Efectivo. En ellas se suministra descripciones narrativas o desagregación de tales estados en forma clara, relevante, fiable y comparable.

b)       Bases de preparación de los Estados Financieros Consolidados

Los Estados Financieros Consolidados, comprenden la preparación los estados financieros separados (individuales) del Banco y de las diversas sociedades que participan en la consolidación al 31 de Diciembre de 2009, 2008 y al 01 de Enero del 2008, e incluyen los ajustes y reclasificaciones necesarios para homogenizar las políticas contables y criterios de valoración, aplicados por el Banco, de acuerdo a las normas establecidas por el Compendio de Normas Contables emitido por la SBIF.

Entidades controladas (dependientes)

Se consideran “controladas” aquellas sociedades sobre las que el Banco tiene capacidad para ejercer control, capacidad que se manifiesta, en general, aunque no únicamente por la propiedad, directa o indirecta, de al menos el 50% de los derechos sociales de las entidades participadas, aún siendo inferior o nulo este porcentaje si, como consecuencia de acuerdos con accionistas de las mismas, se otorga al Banco dicho control. Se entiende por control el poder de influir significativamente sobre las políticas financieras y operativas de una entidad con el fin de obtener beneficios de sus actividades.

Los estados financieros de las sociedades dependientes son consolidados con los del Banco mediante el método de integración global (línea a línea). De acuerdo a esto, todos los saldos y transacciones entre las sociedades consolidadas se eliminan a través del proceso de consolidación.

Adicionalmente, la participación de terceros en el patrimonio del Banco Consolidado es presentado como “Interés minoritario” en el Estado de Situación Financiera Consolidado. Su participación en las utilidades del año es presentada como “Utilidad atribuible a interés minoritario” en el Estado Consolidado de Resultados.

La siguiente tabla muestra las entidades sobre las cuales el Banco tiene la capacidad de ejercer control, por lo tanto forman parte del perímetro de su consolidación:

	Porcentaje de Participación
	Al 31 de Diciembre de			Al 31 de Diciembre de			Al 01 de Enero de
Sociedades dependientes	2009			2008			2008
	Directo %	Indirecto %	Total %	Directo %	Indirecto %	Total %	Directo %	Indirecto %	Total %

Santander Corredora de Seguros Limitada (Ex Santander Leasing S.A.) (*)	99,75	0,01	99,76	99,75	0,01	99,76	99,50	-	99,50
Santander S.A. Corredores de Bolsa	50,59	0,41	51,00	50,59	0,41	51,00	50,59	0,41	51,00
Santander Asset Management S.A. Administradora General de Fondos	99,96	0,02	99,98	99,96	0,02	99,98	99,96	0,02	99,98
Santander S.A. Agente de Valores	99,03	-	99,03	99,03	-	99,03	99,03	-	99,03
Santander S.A. Sociedad Securitizadora	99,64	-	99,64	99,64	-	99,64	99,64	-	99,64
Santander Servicios de Recaudación y Pagos Limitada	99,90	0,10	100,00	99,90	0,10	100,00	99,90	0,10	100,00
Santander Corredora de Seguros Limitada (*)	-	-	-	-	-	-	99,99	-	99,99

(*)Esta Sociedad fue fusionada conforme a lo establecido en los artículos 9 y 10 de la Ley 18.045 y a lo dispuesto en el capítulo 18-10 de la Recopilación Actualizada de Normas de la Superintendencia de Bancos e Instituciones Financieras, en Junta General Extraordinaria de Accionistas de la Sociedad Filial, Santander Corredora de Seguros S.A., celebrada el 01 de Octubre de 2008, se aprobó la fusión por incorporación de la Sociedad Filial, Santander Corredora de Seguros Limitada en Santander Corredores de Seguros S.A. (Ex Santander Leasing S.A.). Durante el año 2008 Santander Leasing S.A. cambió su razón social, pasando a ser Santander Corredora de Seguros S.A., por su posterior fusión con Santander Corredora de Seguros Limitada, cambia nuevamente su razón social, pasando definitivamente a denominarse Santander Corredora de Seguros Limitada.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Entidades Asociadas

Las entidades asociadas son aquellas entidades sobre las que el Banco tiene capacidad para ejercer una influencia significativa, aunque no control o control conjunto. Habitualmente, esta capacidad se manifiesta en una participación igual o superior al 20% de los derechos de voto de la entidad y se valorizan por el “método de participación”.

Las siguientes entidades son consideradas “Entidades asociadas”, en las cuales el Banco tiene participación y son reconocidas a través del método de participación:

	Porcentaje de Participación
Entidades Asociadas	Al 31 de Diciembre de	Al 31 de Diciembre de	A 01 de Enero de
	2009	2008	2008
Redbank S.A.	33,42%	33,42%	33,42%
Transbank S.A.	32,71%	32,71%	32,71%
Centro de Compensación Automatizado	33,33%	33,33%	33,33%
Sociedad Interbancaria de Depósito de Valores S.A.	29,28%	29,28%	29,28%
Cámara Compensación de Alto Valor S.A.	11,52%	11,52%	11,52%
Administrador Financiero del Transantiago S.A.	20,00%	20,00%	20,00%
Sociedad Nexus S.A.	12,90%	12,90%	12,90%

Entidades de Propósito Especial

De acuerdo al Compendio de Normas Contables, el Banco debe analizar constantemente su perímetro de consolidación, teniendo presente que el criterio fundamental a considerar es el grado de control que posea el Banco sobre una determinada entidad y no su porcentaje de participación en el patrimonio.

Específicamente, según lo estipulado por la Norma Internacional de Contabilidad N°27 (NIC 27) y el Standard Interpretations Comittee N°12 (SIC 12) emitidas por el IASB, el Banco debe evaluar la existencia de Entidades de Propósito Especial (EPE’s), las cuales deben ser incluidas en el perímetro de consolidación, siendo sus principales características las siguientes:

•	Las actividades de la EPE han sido dirigidas, en esencia, en nombre de la entidad que presenta los estados financieros consolidados y de acuerdo a sus necesidades específicas de negocio.
•
Se poseen los poderes de decisión necesarios para obtener la mayoría de los beneficios de las actividades de esas entidades y los derechos para obtener la mayoría de los beneficios u otras ventajas de dichas entidades.

•	En esencia, la entidad retiene para sí, la mayoría de los riesgos inherentes a la propiedad o residuales a la EPE o a sus activos, con el fin de obtener los beneficios de sus actividades.

Esta evaluación, está basada en métodos y procedimientos que tienen en consideración los riesgos y beneficios retenidos por el Banco, para lo cual se toman en consideración todos los elementos relevantes entre los que se encuentran las garantías otorgadas o las pérdidas asociadas al cobro de los correspondientes activos que retiene el Banco. Producto de esta evaluación, el Banco concluyó que ejercía control sobre un número determinado de entidades, siendo éstas las siguientes:

- Santander Gestión de Recaudación y Cobranza Limitada.
- Multinegocios S.A.
- Servicios Administrativos y Financieros Limitada.
- Fiscalex Limitada.
- Multiservicios de Negocios Limitada.
- Bansa Santander S.A.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

A principios del año 2009, la sociedad Multimedios S.A., realizó un cambió en su giro de negocios, lo que generó que sus ingresos ya no dependieran en gran medida de las operaciones realizadas con el Banco. Producto de ello, se determinó que el Banco ya no ejercía control sobre ella, debiendo excluirla del perímetro de consolidación a partir de Marzo de 2009.

Inversiones en otras sociedades

En este rubro son presentadas aquellas entidades en las cuáles el Banco no posee control ni influencia significativa. Estas participaciones son presentadas al valor de compra (coste histórico).

c)       Interés minoritario

El interés minoritario representa la porción de las pérdidas y ganancias y los activos netos, de los cuales, directa o indirectamente, el Banco no es dueño. Es presentado separadamente dentro del Estado Consolidado de Resultados, y dentro del patrimonio en el Estado de Situación Financiera Consolidado, separadamente del patrimonio de los accionistas.

En el caso de las Entidades de Propósito Especial (EPE), el 100% de su Resultado y Patrimonio es presentado en Interés minoritario, debido a que el Banco solamente tiene control sobre éstas, pero no posee participación.

d)       Segmentos de operación

El Banco revela por separado la información sobre cada uno de los segmentos de explotación que:

i.	haya identificado
ii.	exceda de los umbrales cuantitativos fijados de un segmento

Con frecuencia, los segmentos de operación con características económicas similares muestran un rendimiento financiero a largo plazo que es similar. Pueden agregarse dos o más segmentos de operación en uno sólo cuando la agregación resulte coherente con el principio básico de la Norma Internacional de Información Financiera (NIIF) 8 y los segmentos tengan características económicas parecidas y sean similares en cada uno de los siguientes aspectos:

i.	la naturaleza de los productos y servicios;
ii.	la naturaleza de los procesos de producción;
iii.	el tipo o categoría de clientes a los que se destinan sus productos y servicios;
iv.	los métodos usados para distribuir sus productos o prestar servicios; y
v.	si fuera aplicable, la naturaleza del marco normativo, por ejemplo, bancario, de seguros, o de servicios públicos.

El Banco informa por separado sobre cada uno de los segmentos de operación que alcance alguno de los siguientes umbrales cuantitativos:

i.
Sus ingresos de las actividades ordinarias informados, incluyendo tanto las ventas a clientes externos como las ventas o transferencias ínter segmentos, son iguales o superiores al 10 por ciento de los ingresos de las actividades ordinarias combinadas, internos y externos, de todos los segmentos de operación.

ii.
El importe absoluto de sus resultados informados es, en términos absolutos, igual o superior al 10 por ciento del importe que sea mayor entre (i) la ganancia combinada informada por todos los segmentos de operación que no hayan presentado pérdidas; (ii) la pérdida combinada informada por todos los segmentos de operación que hayan presentado pérdidas.

iii.	Sus activos son iguales o superiores al 10 por ciento de los activos combinados de todos los segmentos de operación.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Los segmentos de operación que no alcancen ninguno de los umbrales cuantitativos se podrán considerar segmentos sobre los que debe informarse, en cuyo caso se revelará la información separada sobre los mismos, si la dirección estima que ella podría ser útil para los usuarios de los estados financieros.

La información relativa a otras actividades de negocio a los segmentos de operación sobre los que no deba informarse se combina y se revela dentro de la categoría “Otros”.

De acuerdo a la información presentada, los segmentos del Banco se derivaron producto de las siguientes definiciones:

Segmento de Operación: Un segmento de operación es un componente de una unidad que:

i.	Contrata actividades de negocio de las cuales puede ganar ingresos e incurrir en gastos (incluyendo ingresos y gastos de transacciones con otros componentes de la misma entidad);
ii.	Sus resultados operacionales son regularmente revisados por el administrador de la entidad, quien toma decisiones acerca de los recursos designados al segmento y evalúa su rendimiento y
iii.	en relación con el cual se dispone de información financiera diferenciada.

e)       Moneda funcional y de presentación

El Banco, de acuerdo a la aplicación de la Norma Internacional de Contabilidad N°21 (NIC 21), ha definido como moneda funcional y de presentación el Peso Chileno, que es la moneda del entorno económico primario en el cual opera el Banco, además obedece a la moneda que influye en la estructura de costos e ingresos.

Por lo tanto, todos los saldos y transacciones denominados en otras monedas diferentes al Peso Chileno son considerados como “moneda extranjera”.

f)       Transacciones en moneda extranjera

De acuerdo al Nuevo Compendio de Normas Contables y de acuerdo con la NIC 29 “Información Financiera en Economías Hiperinflacionarias”, la corrección monetaria es aplicada solamente cuando la moneda funcional de la entidad es una moneda correspondiente a una economía hiperinflacionaria (entendida como una economía con 100% de inflación en 3 años). De acuerdo a la realidad de la economía chilena, ésta no cumple los requerimientos previamente descritos, por lo tanto, no es necesario para el Banco aplicar corrección monetaria.

Por otra parte, el Banco otorga préstamos y recibe depósitos en montos denominados en monedas extranjeras, principalmente en Dólares Americanos. Los activos y pasivos denominados en moneda extranjera, solamente mantenidos por el Banco, son convertidos a Pesos Chilenos al tipo de cambio de mercado publicado por Reuters a las 1:30 p.m. del último día hábil del mes, el cual asciende a $ 507,25 por US$ 1 al 31 de Diciembre de 2009 ($ 641,25 por US$ 1 al 31 de Diciembre de 2008 y de $ 497,78 por US$ 1 al 01 de Enero de 2008). Las filiales contabilizan sus posiciones en moneda extranjera al tipo de cambio observado informado por el Banco Central de Chile definido al cierre de las operaciones del último día hábil del mes, el cual asciende a $507,10 por US$ 1 al 31 de Diciembre de 2009 ($ 636,45 por US$ 1 al 31 de Diciembre de 2008 y de $ 496,89 por US$ 1 al 01 de Enero de 2008).

Considerando que el uso de estos tipos de cambios no causa diferencias significativas, se ha mantenido tales criterios en los estados financieros consolidados.

El monto de las ganancias y pérdidas netas de cambio incluye el reconocimiento de los efectos de las variaciones en el tipo de cambio que tienen activos y pasivos denominados en monedas extranjeras y las ganancias o pérdidas por cambio de actuales y futuras transacciones tomadas por el Banco.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

g)       Definiciones y clasificaciones de instrumentos financieros

i.	Definiciones

Un “Instrumento financiero” es cualquier contrato que aumenta un activo financiero de una entidad y, simultáneamente, a un pasivo financiero o instrumento de capital de otra entidad.

Un “Instrumento de capital” o de “patrimonio neto” es un negocio jurídico que evidencia una participación residual en los activos de la entidad que lo emite una vez deducidos todos sus pasivos.

Un “Derivado financiero” es un instrumento financiero cuyo valor cambia como respuesta a los cambios en una variable observable de mercado (tal como un tipo de interés, de cambio, el precio de un instrumento financiero o un índice de mercado, incluyendo las calificaciones crediticias), cuya inversión inicial es muy pequeña en relación a otros instrumentos financieros con respuesta similar a los cambios en las condiciones de mercado y que se liquida, generalmente, en una fecha futura.

Los “Instrumentos financieros híbridos” son contratos que incluyen simultáneamente un contrato principal diferente de un derivado junto con un derivado financiero, denominado derivado implícito, que no es individualmente transferible y que tiene el efecto de que algunos de los flujos de efectivo del contrato híbrido varían de la misma manera que lo haría el derivado implícito considerado aisladamente.

ii.	Clasificación de los activos financieros a efectos de valoración

Los activos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los activos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-
Cartera de instrumentos para negociación (a valor razonable con cambios en los mismos registrados en el Estado Consolidado de Resultados): Activos financieros adquiridos con el objeto de beneficiarse a corto plazo de las variaciones que experimenten sus precios. Dentro de esta agrupación se encuentra la cartera de instrumentos para negociación y los contratos de derivados financieros que no se consideran de cobertura contable.

-
Cartera de instrumentos de inversión disponibles para la venta: Valores representativos de deuda no clasificados como “inversión hasta el vencimiento”, “inversiones crediticias (créditos y cuentas por cobrar a clientes o adeudado por bancos)” o “a valor razonable con cambios en pérdidas y ganancias”. Los instrumentos de inversión disponibles para la venta son reconocidos inicialmente al costo, el cual incluye los costos de transacción. Los instrumentos disponibles para la venta son posteriormente valorados a su valor razonable según los precios de mercado o valorizaciones obtenidas del uso de modelos internos cuando corresponda. Las utilidades o pérdidas no realizadas originadas por el cambio en su valor razonable son reconocidas con cargo o abono a cuentas patrimoniales (“cuentas de valoración”). Cuando estas inversiones son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulado en patrimonio es traspasado al Estado Consolidado de Resultados y se informa bajo “Utilidad neta de operaciones financieras”.

-
Cartera de instrumentos de inversión hasta el vencimiento: Valores representativos de deuda, que se negocien en un mercado activo, que tienen una fecha de vencimiento precisa y dan lugar a pagos en fecha y por cuantías fijas o predeterminables y sobre los que se tiene la intención y capacidad demostrada de mantenerlos hasta el vencimiento. Las inversiones hasta el vencimiento se registran a su valor de costo más intereses y reajustes devengados, menos las provisiones por deterioro constituidas cuando su monto registrado es superior al monto estimado de recuperación.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

-
Inversiones crediticias (créditos y cuentas por cobrar a clientes o adeudado por bancos): Corresponden al financiamiento concedido a terceros, de acuerdo con la naturaleza del mismo, sea cual sea la naturaleza del prestatario y la forma de financiamiento concedido. Se incluyen créditos y cuentas por cobrar a clientes, adeudado por bancos e incluso las operaciones de arrendamiento financiero en las que las sociedades consolidadas actúan como arrendadoras.

iii.	Clasificación de activos financieros a efectos de presentación

Los activos financieros se incluyen, a efectos de su presentación, según su naturaleza en los estados financieros consolidados, en las siguientes partidas:

-
Efectivo y depósitos en bancos: Este rubro comprende el dinero en efectivo, las cuentas corrientes y los depósitos a la vista en el Banco Central de Chile y en otras entidades financieras del país y del exterior. Los montos colocados en operaciones overnight se seguirán informando en este rubro y en las líneas o ítems que correspondan. Si no se indica un ítem especial para esas operaciones, ellas se incluirán junto con las cuentas que se informan.

-
Operaciones con liquidación en curso: Este rubro comprende los valores de los documentos en canje y los saldos por operaciones realizadas que, de acuerdo con lo pactado, se difiere el pago de transacciones de compraventa de activos o la entrega de las divisas adquiridas.

-
Instrumentos para negociación: Comprende la cartera de instrumentos financieros para negociación y las inversiones en fondos mutuos que deben ser ajustadas a su valor razonable al igual que los instrumentos adquiridos para negociación.

-
Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables positivos. Incluye tanto los contratos independientes como los derivados que deben y pueden ser separados de un contrato anfitrión, sean estos de negociación o de cobertura contable, tal como se muestra en la Nota 08 de los Estados de Situación  Financiera Consolidados.

-
Derivados de negociación: incluye el valor razonable en contra del Banco de los derivados financieros que no formen parte de coberturas contables, incluido los derivados implícitos segregados de instrumentos financieros híbridos.

-
Derivados de cobertura: incluye el valor razonable en contra del Banco de los derivados designados como instrumentos de cobertura contable, incluido los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-
Adeudado por bancos: En este rubro se presentan los saldos de las operaciones con bancos del país y del exterior, incluido el Banco Central de Chile, distintas de las que se reflejan en los rubros anteriores.

-
Créditos y cuentas por cobrar a clientes: Corresponden a las colocaciones por préstamos, son activos financieros no derivados con cobros fijos o determinados que no se encuentran cotizados en un mercado activo y que el Banco no tiene intención de vender inmediatamente o en el corto plazo. Cuando el Banco es el arrendador en un contrato de arrendamiento y, transfiere substancialmente todos los riesgos y beneficios incidentales sobre el activo arrendado, la transacción se presenta dentro de las colocaciones por préstamos.

-
Instrumentos de inversión: Son clasificados en dos categorías: inversiones hasta el vencimiento e instrumentos disponibles para la venta. La categoría de inversiones hasta el vencimiento incluye sólo aquellos instrumentos en que el Banco tiene la capacidad e intención de mantenerlos hasta su fecha de vencimiento. Los demás instrumentos de inversión se consideran como disponibles para la venta.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Los instrumentos de inversión son reconocidos inicialmente al costo, el cual incluye los costos de transacción. Los instrumentos disponibles para la venta son posteriormente valorados a su valor razonable según los precios de mercado o valorizaciones obtenidas del uso de modelos. Las utilidades o pérdidas no realizadas originadas por el cambio en su valor razonable son reconocidas con cargo o abono a cuentas patrimoniales. Cuando estas inversiones son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulado en patrimonio es traspasado al Estado Consolidado de Resultados y se informa bajo “Utilidad neta de operaciones financieras”.

 Las inversiones hasta el vencimiento se registran a su valor de costo más intereses y reajustes devengados, menos las provisiones por deterioro constituidas cuando su monto registrado es superior al monto estimado de recuperación.

iv.	Clasificación de pasivos financieros a efectos de valoración

Los pasivos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los pasivos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-
Cartera de negociación (a valor razonable con cambios en pérdidas y ganancias): Pasivos financieros emitidos con el objetivo de beneficiarse a corto plazo de las variaciones que experimenten sus precios, los derivados financieros que no se consideran de cobertura contable y los pasivos financieros originados por la venta en firme de activos financieros adquiridos temporalmente o recibidos en préstamo (“posiciones cortas de valores”).

-
Pasivos financieros a costo amortizado: Pasivos financieros que no se incluyen en ninguna de las categorías anteriores y que responden a las actividades típicas de captación de fondos de las entidades financieras, cualquiera que sea su forma de instrumentalización y su plazo de vencimiento.

v.	Clasificación de pasivos financieros a efectos de presentación

Los pasivos financieros se incluyen, a efectos de su presentación según su naturaleza en los estados financieros consolidados, en las siguientes partidas:

-
Depósitos y otras obligaciones a la vista: En este rubro se incluyen todas las obligaciones a la vista, con excepción de las cuentas de ahorro a plazo, que por sus características especiales no se consideran a la vista. Se entiende que son obligaciones a la vista aquellas cuyo pago pudo ser requerido en el período, es decir, no se consideran a la vista aquellas operaciones que pasan a ser exigibles el día siguiente del cierre.

-	Operaciones con liquidación en curso: En este rubro se incluyen los saldos por operaciones de compra de activos que no se liquidan el mismo día y por venta de divisas que aún no se entregan.

-	Contratos de retrocompra y préstamos de valores: En este rubro se presentan los saldos correspondientes a las operaciones de venta de instrumentos con pacto y los préstamos de valores.

-	Depósitos y otras captaciones a plazo: En este rubro se presentan los saldos de las operaciones de captación en las cuales se ha establecido un plazo al cabo del cual se tornan exigibles.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

-
Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables negativos, sean estos de negociación o de cobertura contable, tal como lo demuestra la Nota 08.

-
Derivados de negociación: incluye el valor razonable en contra del Banco de los derivados financieros que no formen parte de coberturas contables, incluido los derivados implícitos segregados de instrumentos financieros híbridos.

-
Derivados de cobertura: incluye el valor razonable en contra del Banco de los derivados designados como instrumentos de cobertura contable, incluido los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-	Obligaciones con bancos: Comprende las obligaciones con otros bancos del país, con bancos del exterior o con el Banco Central de Chile y que no fueron clasificadas en alguna definición anterior.

-	Instrumentos de deuda emitidos: Comprende tres rubros según se trate de obligaciones con letras de crédito, bonos subordinados o bonos corrientes.

-
Otras obligaciones financieras: En este rubro se incluyen las obligaciones crediticias con personas distintas de otros bancos del país o del exterior o del Banco Central de Chile, correspondientes a financiamientos u operaciones propias del giro.

h)	Valoración y registro de resultados de los activos y pasivos financieros

Generalmente, los activos y pasivos financieros se registran inicialmente por su valor razonable que, salvo evidencia en contrario, es el precio de la transacción. Para los instrumentos no valorados por su valor razonable con cambios en pérdidas y ganancias se ajusta con los costos de transacción. Posteriormente, y con ocasión de cada cierre contable, se procede a valorarlos de acuerdo con los siguientes criterios:

i.	Valoración de los activos financieros

Los activos financieros, excepto las inversiones crediticias y las inversiones a vencimiento se valoran a su “valor razonable” sin deducir ningún costo de transacción por su venta.

Se entiende por “valor razonable” de un instrumento financiero, en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes, en condiciones de independencia mutua e informadas en la materia, que actuasen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado activo, transparente y profundo (“precio de cotización” o “precio de mercado”).

Cuando no existe precio de mercado para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos y, en su defecto, a modelos de valoración suficientemente contrastados por la comunidad financiera internacional, teniéndose en consideración las peculiaridades específicas del instrumento a valorar y, muy especialmente, los distintos tipos de riesgo que el instrumento lleva asociado.

Todos los derivados se registran en el estado consolidado de situación por su valor razonable desde su fecha de contratación. Si su valor razonable es positivo se registrarán como un activo y si éste es negativo se registrarán como un pasivo. En la fecha de contratación se entiende que, salvo prueba en contrario, su valor razonable es igual al precio de la transacción. Los cambios en el valor razonable de los derivados desde la fecha de contratación se registran con contrapartida en el Estado Consolidado de Resultados en el rubro “Utilidad neta de operaciones financieras”.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Concretamente, el valor razonable de los derivados financieros incluidos en las carteras de negociación se asimila a su cotización diaria y si, por razones excepcionales, no se puede establecer su cotización en una fecha dada, se recurre para valorarlos a métodos similares a los utilizados para valorar los derivados contratados en mercados no organizados.

El valor razonable de estos derivados se asimila a la suma de los flujos de caja futuros con origen en el instrumento, descontados a la fecha de la valoración (“valor actual” o “cierre teórico”), utilizándose en el proceso de valoración métodos reconocidos por los mercados financieros: “valor actual neto” o modelos de determinación de precios de opciones, entre otros métodos.

Las “Inversiones crediticias” y la “Cartera de instrumentos de inversión hasta el vencimiento” se valoran a su “costo amortizado”, utilizándose en su determinación el método del “tipo de interés efectivo”. Por “costo amortizado” se entiende el costo de adquisición de un activo o pasivo financiero corregido (en más o en menos, según sea el caso) por los reembolsos de principal y la parte imputada sistemáticamente al Estado Consolidado de Resultados de la diferencia entre el costo inicial y el correspondiente valor de reembolso al vencimiento. En el caso de los activos financieros, el costo amortizado incluye, además, las correcciones a su valor motivadas por el deterioro que hayan experimentado. En las inversiones crediticias cubiertas en operaciones de cobertura de valor razonable se registran aquellas variaciones que se produzcan en su valor razonable relacionadas con el riesgo o con los riesgos cubiertos en dichas operaciones de cobertura.

El “tipo de interés efectivo” es el tipo de actualización que iguala exactamente el valor inicial de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tipo de interés fijo, el tipo de interés efectivo coincide con el tipo de interés contractual establecido en el momento de su adquisición más, en su caso, las comisiones y costos de transacción que, por su naturaleza, formen parte de su rendimiento financiero. En los instrumentos financieros a tipo de interés variable, el tipo de interés efectivo coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

Los instrumentos de capital cuyo valor razonable no pueda determinarse de forma suficientemente objetiva y los derivados financieros que tengan como activo subyacente estos instrumentos y se liquiden mediante entrega de los mismos se mantienen a su costo de adquisición, corregido, en su caso, por las pérdidas por deterioro que hayan experimentado.

Los importes por los que figuran registrados los activos financieros representan, en todos los aspectos significativos, el máximo nivel de exposición al riesgo de crédito del Banco en cada fecha de presentación de los estados financieros. El Banco cuenta, por otro lado, con garantías tomadas y otras mejoras crediticias para mitigar su exposición al riesgo de crédito, consistentes, fundamentalmente, en garantías hipotecarias, de instrumentos de capital y personales, bienes cedidos en leasing, activos adquiridos con pacto de retrocompra, préstamos de valores y derivados.

ii.	Valoración de los pasivos financieros

Los pasivos financieros se valoran generalmente a su costo amortizado, tal y como éste ha sido definido anteriormente, por los pasivos financieros designados como partidas cubiertas en coberturas de valor razonable (o como instrumentos de cobertura) que se valoran a su valor razonable.

iii.	Técnicas de valoración

Los instrumentos financieros a valor razonable y determinados por cotizaciones publicadas en mercados activos comprenden deuda pública, deuda privada, acciones, posiciones cortas de valores y renta fija emitida.

En los casos donde no puedan observarse cotizaciones, la Administración realiza su mejor estimación del precio que el mercado fijaría utilizando para ello sus propios modelos internos que utilizan en la mayoría de los casos datos basados en parámetros observables de mercado como inputs significativos y, en limitadas ocasiones, utilizan inputs significativos no observables en datos de mercado. Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado y técnicas de extrapolación.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

La mejor evidencia del valor razonable de un instrumento financiero en el momento inicial es el precio de la transacción, salvo que el valor de dicho instrumento pueda ser obtenido de otras transacciones realizadas en el mercado con el mismo o similar instrumento, o valorarse usando una técnica de valoración donde las variables utilizadas incluyan sólo datos observables en el mercado, principalmente tipos de interés.

Las principales técnicas usadas, al 31 de Diciembre de 2009 y 2008, por los modelos internos del Banco para determinar el valor razonable de los instrumentos financieros son descritas a continuación:

i.
En la valoración de instrumentos financieros que permiten una cobertura estática (principalmente “forwards” y “swaps”) se emplea el método del “valor presente”. Los flujos de caja futuros esperados se descuentan empleando las curvas de tipos de interés de las correspondientes divisas. Por regla general, las curvas de tipos son datos observables en los mercados.

ii.
En la valoración de instrumentos financieros que requieren una cobertura dinámica (principalmente opciones estructuradas y otros instrumentos estructurados) se emplea, normalmente, el modelo de “Black-Scholes”. En su caso, se emplean inputs observables de mercado para obtener factores tales como el bid –offer dilusivo, tipos de cambio, volatilidad, correlación entre índices y liquidez del mercado.

iii.
En la valoración de determinados instrumentos financieros afectados por el riesgo de tipo de interés, tales como los futuros sobre tipos de interés, caps y floors, se utilizan el método del valor presente (futuros) y el modelo de “Black- Scholes” (opciones “plain vanilla”). Los principales inputs utilizados en estos modelos son principalmente datos observables en el mercado, incluyendo las correspondientes curvas de tipos de interés, volatilidades, correlaciones y tipos de cambio.

El valor razonable de los instrumentos financieros que se deriva de los modelos internos anteriores tiene en cuenta, entre otros, los términos de los contratos y datos observables de mercado, que incluyen tipos de interés, riesgo de crédito, tipos de cambio, cotizaciones de materias primas y acciones, volatilidad y prepagos. Los modelos de valoración no incorporan subjetividad significativa, dado que dichas metodologías pueden ser ajustadas y calibradas, en su caso, mediante el cálculo interno del valor razonable y su posterior comparación con el correspondiente precio negociado activamente.

iv.	Registro de resultados

Las variaciones del valor en libros de los activos y pasivos financieros se registran con contrapartida en el Estado Consolidado de Resultados; diferenciándose entre las que tienen su origen en el devengo de intereses y reajustes (que se registran en los rubros Ingresos por intereses y reajustes o Gastos por intereses y reajustes, según proceda); y las que correspondan a otras causas. Estas últimas se registran, por su importe neto, en el rubro Utilidad neta de operaciones financieras.

En el caso de instrumentos de negociación, los ajustes por valor razonable, resultados por interés, ajustes por tasas, tales como las ganancias/pérdidas realizadas por negociación son incluidas en el Estado Consolidado de Resultados en el rubro “Utilidad neta de operaciones financieras”.

Los ajustes por cambios en el valor razonable con origen en:

-
Los “Instrumentos financieros disponibles para la venta” se registran formando parte del patrimonio neto (Otros resultados integrales) consolidado del Banco hasta tanto no se produce la baja en el Estado Consolidado de Situación del activo en el que tienen su origen, en cuyo momento se registran en el Estado Consolidado de Resultados.

-
Las partidas cargadas o abonadas a los rubros “cuentas de valoración – Activos financieros disponibles para la venta” permanecen formando parte del patrimonio neto consolidado del Banco hasta que no se produce la baja en el Estado Consolidado de Situación del activo en el que tienen su origen, en cuyo momento se cancelan contra el Estado Consolidado de Resultados.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

v.  Operaciones de cobertura

Las entidades consolidadas utilizan los derivados financieros para las siguientes finalidades:
i)	facilitar dichos instrumentos a los clientes que los solicitan en la gestión de sus riesgos de mercado y de crédito,
ii)	utilizarlos en la gestión de los riesgos de las posiciones propias de las entidades del Banco y de sus activos y pasivos (“derivados de cobertura”), y
iii)	para aprovechar en beneficio propio las alteraciones que experimenten estos derivados en su valor “(derivados de negociación)”.

Todo derivado financiero que no reúna las condiciones que permiten considerarlo como de cobertura se trata a efectos contables como un “derivado de negociación”.

Para que un derivado financiero se considere de cobertura, necesariamente tiene que:

1.	Cubrir uno de los siguientes tres tipos de riesgo:
a.
De variaciones en el valor de los activos y pasivos debidas a oscilaciones, entre otras, en el tipo de interés y/o tipo de cambio al que se encuentre sujeto la posición o saldo a cubrir (“cobertura de valores razonables”);

b.
De alteraciones en los flujos de efectivo estimados con origen en los activos y pasivos financieros, compromisos y transacciones altamente probables que se prevean llevar a cabo (“cobertura de flujos de efectivo”);

c.	La inversión neta en un negocio en el extranjero (“cobertura de inversiones netas en negocios en el extranjero”).

2.	Eliminar eficazmente algún riesgo inherente al elemento o posición cubierto durante todo el plazo previsto de cobertura, lo que implica que:
a.	En el momento de la contratación de la cobertura se espera que, en condiciones normales, ésta actúe con un alto grado de eficacia (“eficacia prospectiva”).
b.	Exista una evidencia suficiente de que la cobertura fue realmente eficaz durante toda la vida del elemento o posición cubierto (“eficacia retrospectiva”).

3. Haberse documentado adecuadamente que la contratación del derivado financiero tuvo lugar específicamente para servir de cobertura de determinados saldos o transacciones y la forma en que se pensaba conseguir y medir esa cobertura, siempre que esta forma sea coherente con la gestión de los riesgos propios que lleva a cabo el Banco.

Las diferencias de valoración de las coberturas contables se registran según los siguientes criterios:

a.
En las coberturas de valor razonable, las diferencias producidas tanto en los elementos de cobertura como en los elementos cubiertos (en lo que refiere al tipo de riesgo cubierto) se reconocen directamente en la cuenta del Estado Consolidado de Resultados.

En las coberturas del valor razonable del riesgo de tipo de interés de una cartera de instrumentos financieros, las ganancias o pérdidas que surgen al valorar los instrumentos de cobertura se reconocen directamente en el Estado Consolidado de Resultados, mientras que las ganancias o pérdidas debidas a variaciones en el valor razonable del importe cubierto (atribuibles al riesgo cubierto) se reconocen en el Estado Consolidado de Resultados utilizando como contrapartida los rubros “Ajustes a activos financieros por macro coberturas” o “Ajustes a pasivos financieros por macro coberturas”, según proceda.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

b.
En las coberturas de los flujos de efectivo, la parte eficaz de la variación del valor del instrumento de cobertura se registra transitoriamente en el rubro de patrimonio “Ajustes por valoración – Coberturas de flujos de efectivo” hasta el momento en que ocurran las transacciones previstas, registrándose entonces en el Estado Consolidado de Resultados, salvo que se incluya en el costo del activo o pasivo no financiero, en el caso de que las transacciones previstas terminen en el reconocimiento de activos o pasivos no financieros. La variación de valor de los derivados de cobertura por la parte ineficaz de la misma se registra directamente en el Estado Consolidado de Resultados.

c.
Las diferencias en valoración del instrumento de cobertura correspondientes a la parte ineficiente de las operaciones de cobertura de flujos de efectivo se llevan directamente al Estado Consolidado de Resultados, en “Resultado de operaciones financieras”.

Si un derivado asignado como de cobertura, bien por su finalización, por su inefectividad o por cualquier otra causa, no cumple los requisitos indicados anteriormente, a efectos contables, dicho derivado pasa a ser considerado como un “derivado de negociación”. Cuando la “cobertura de valores razonables” es discontinuada, los ajustes previamente registrados en el elemento cubierto se imputan a resultados utilizando el método del tipo de interés efectivo recalculado en la fecha que cesa de estar cubierto, debiendo estar completamente amortizado a su vencimiento.

Cuando se interrumpen las “coberturas de flujos de efectivo”, el resultado acumulado del instrumento de cobertura reconocido en “cuentas de valoración” de patrimonio neto (mientras la cobertura era efectiva) se continuará reconociendo en dicho capítulo hasta que la transacción cubierta ocurra, momento en el que se registrará en el Estado Consolidado de Resultados, salvo que se prevea que no se va a realizar la transacción, en cuyo caso se registran inmediatamente en el Estado Consolidado de Resultados.

vi.  Derivados implícitos en instrumentos financieros híbridos

Los derivados implícitos en otros instrumentos financieros o en otros contratos principales se registran separadamente como derivados cuando sus riesgos y características no están estrechamente relacionados con los de los contratos principales y siempre que dichos contratos principales no se encuentren clasificados en las categorías de “Otros activos (pasivos) financieros a valor razonable con cambios en pérdidas y ganancias” o como “Cartera de instrumentos para negociación”.

vii.  Compensación de instrumentos financieros

Los activos y pasivos financieros son objeto de compensación, es decir, de presentación en el estado de situación financiera consolidado por su importe neto, sólo cuando las entidades dependientes tienen tanto el derecho, exigible legalmente, de compensar los importes reconocidos en los citados instrumentos, como la intención de liquidar la cantidad neta, o de realizar el activo y proceder al pago del pasivo de forma simultánea.

  viii.  Baja de activos y pasivos financieros

El tratamiento contable de las transferencias de activos financieros está condicionado por el grado y la forma en que se traspasan a terceros los riesgos y beneficios asociados a los activos que se transfieren:

i.
Si los riesgos y beneficios se traspasan sustancialmente a terceros, caso de las ventas incondicionales, de las ventas con pacto de retrocompra por su valor razonable en la fecha de la retrocompra, de las ventas de activos financieros con una opción de compra adquirida o de venta emitida profundamente fuera de dinero, de las utilizaciones de activos en que las que el cedente no retiene financiaciones subordinadas ni concede ningún tipo de mejora crediticia a los nuevos titulares y otros casos similares, el activo financiero transferido se da de baja del Estado Consolidado de Situación, reconociéndose simultáneamente cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

ii.
Si se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido, caso de las ventas de activos financieros con pacto de retrocompra por un precio fijo o por el precio de venta más un interés, de los contratos de préstamo de valores en los que el prestatario tiene la obligación de devolver los mismos o similares activos y otros casos análogos, el activo financiero transferido no se da de baja del Estado Consolidado de Situación y se continúa valorando con los mismos criterios utilizados antes de la transferencia. Por el contrario, se reconocen contablemente:

1.	Un pasivo financiero asociado por un importe igual al de la contraprestación recibida, que se valora posteriormente a su costo amortizado.
2.	Tanto los ingresos del activo financiero transferido (pero no dado de baja) como los gastos del nuevo pasivo financiero.

iii.
Si ni se transfieren ni se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido – caso de las ventas de activos financieros con una opción de compra adquirida o de venta emitida que no están profundamente dentro ni fuera de dinero, de las utilizaciones en las que el cedente asume una financiación subordinada u otro tipo de mejoras crediticias por una parte del activo transferido y otros casos semejantes -, se distingue entre:

1.
Si la entidad cedente no retiene el control del activo financiero transferido: se da de baja del Estado Consolidado de Situación y se reconoce cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.

2.
Si la entidad cedente retiene el control del activo financiero transferido: continúa reconociéndolo en el Estado Consolidado de Situación por un importe igual a su exposición a los cambios de valor que pueda experimentar y reconoce un pasivo financiero asociado al activo financiero transferido. El importe neto del activo transferido y el pasivo asociado será el costo amortizado de los derechos y obligaciones retenidos, si el activo transferido se mide por su costo amortizado, o el valor razonable de los derechos y obligaciones retenidos, si el activo transferido se mide por su valor razonable.

De acuerdo con lo anterior, los activos financieros sólo se dan de baja del Estado Consolidado de Situación cuando se han extinguido los derechos sobre los flujos de efectivo que generan o cuando se han transferido sustancialmente a terceros los riesgos y beneficios que llevan implícitos. De forma similar, los pasivos financieros sólo se dan de baja del Estado Consolidado de Situación cuando se han extinguido las obligaciones que generan o cuando se adquieren con la intención de cancelarlos o de recolocarlos de nuevo.

i)    Reconocimiento de ingresos y gastos

A continuación se resumen los criterios más significativos utilizados por el Banco para el reconocimiento de sus ingresos y gastos:

i.	Ingresos y gastos por intereses y conceptos asimilados

Los ingresos y gastos por intereses y conceptos asimilados a ellos se reconocen contablemente en función de su período de devengo, por aplicación del método de interés efectivo. Los dividendos percibidos de otras sociedades se reconocen como ingreso en el momento en que nace el derecho a percibirlos por las entidades consolidadas.

No obstante, cuando una determinada operación presenta una morosidad igual o superior a 90 días, cuando su origen corresponde a una operación refinanciada o renegociada o cuando el deudor, a juicio del Banco presenta una alto grado de riesgo de incumplimiento, los intereses y reajustes correspondientes a estas operaciones no son reconocidos directamente en el Estado Consolidado de Resultados, a menos que estos sean efectivamente percibidos.

Estos intereses y reajustes, se denominan en términos generales como “suspendidos” y son registrados en cuentas de orden, las cuales no forman parte de Estado de Situación Financiera Consolidado, sino que son informados como parte de la información complementaria de éstos (Nota 28).

Los dividendos recibidos de sociedades, clasificados como “Inversiones en otras sociedades” son reconocidos en resultado cuando surge el derecho de recibirlos.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

  ii. Comisiones, honorarios y conceptos asimilados

Los ingresos y gastos por comisiones y honorarios son reconocidos en el Estado Consolidado de Resultados utilizando distintos criterios según sea su naturaleza. Los más significativos son:

-	Aquellos que surgen de transacciones o servicios que se prolongan a lo largo del tiempo, durante la vida de tales transacciones o servicios.
-	Aquellos que responden a un acto singular, cuando se produce el acto que los origina.

  iii.  Ingresos y gastos no financieros

Se reconocen contablemente de acuerdo con el criterio de devengo.

  iv.  Comisiones en la formalización de préstamos

Las comisiones financieras que surgen en la formalización de préstamos, fundamentalmente las comisiones de apertura o de estudio e información, son periodificadas y registradas en el Estado Consolidado de Resultados a lo largo de la vida del préstamo. En el caso de las comisiones de apertura, se registra inmediatamente en el Estado Consolidado de Resultados la parte correspondientes a los costos directos relacionados incurridos en la formalización de dichas operaciones.

j)    Deterioro

i.   Activos financieros:

Un activo financiero es evaluado en cada fecha de presentación de los estados financieros para determinar si existe evidencia objetiva de deterioro.

Un activo financiero o un grupo de activos financieros estará deteriorado, y se habrá producido una pérdida por deterioro del valor si, y solo si, existe evidencia objetiva del deterioro como resultado de uno o más eventos que hayan ocurrido después del reconocimiento inicial del activo (un “evento que causa la pérdida”), y ese evento o eventos causantes de la pérdida tengan un impacto sobre los flujos de efectivo futuros estimados del activo financiero o del grupo de activos financieros, que pueda ser estimado con fiabilidad. Podría no ser posible identificar un único evento que individualmente sea la causa del deterioro.

Una pérdida por deterioro en relación con activos financieros registrados al costo amortizado, se calcula como la diferencia entre el importe en libros del activo y el valor actual de los flujos de efectivo estimados, descontados al tipo de interés efectivo.

Una pérdida por deterioro en relación con un activo financiero disponible para la venta se calcula por referencia a su valor razonable.

Los activos financieros individualmente significativos son examinados individualmente para determinar su deterioro. Los activos financieros restantes son evaluados colectivamente en grupos que comparten características de riesgo crediticio similares.

Todas las pérdidas por deterioro son reconocidas en resultado. Cualquier pérdida acumulada en relación con un activo financiero disponible para la venta reconocido anteriormente en patrimonio es transferido al resultado.

El reverso de una pérdida por deterioro ocurre solo si éste puede ser relacionado objetivamente con un evento ocurrido después de que éste fue reconocido. En el caso de los activos financieros registrados al costo amortizado y para los disponibles para la venta que son títulos de venta, el reverso es reconocido en el resultado. En el caso de los activos financieros que son títulos de renta variables, el reverso es reconocido directamente en patrimonio.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

  ii.  Activos no financieros:

El monto en libros de los activos no financieros del Banco, excluyendo propiedades de inversión son revisados en cada fecha de presentación de los estados financieros para determinar si existen indicios de deterioro. Si existen tales indicios, entonces se estima el monto a recuperar del activo.

En relación con otros activos, las pérdidas por deterioro reconocidas en períodos anteriores son evaluadas en cada fecha de presentación en búsqueda de cualquier indicio de que la pérdida haya disminuido o haya desaparecido. Una pérdida por deterioro se revertirá solo en la medida que el valor en libros del activo no exceda al monto en libros que habría sido determinado.

k)       Activo fijo

Incluye el importe de los inmuebles, terrenos, mobiliario, vehículos, equipos de informática y otras instalaciones de propiedad de las entidades consolidadas o adquiridos en régimen de arrendamiento financiero. Los activos se clasificarán en función de su uso:

i.     Activo fijo de uso propio

El activo fijo de uso propio (que incluye, entre otros, los activos materiales recibidos por las entidades consolidadas para la liquidación, total o parcial, de activos financieros que representan derechos de cobro frente a terceros y a los que se prevé dar un uso continuado y propio, así como los que se están adquiriendo en régimen de arrendamiento financiero) se presenta a su costo de adquisición, menos su correspondiente amortización acumulada y, si procede, las pérdidas estimadas que resultan de comparar el valor neto de cada partida con su correspondiente importe recuperable.

A estos efectos, el costo de adquisición de los activos adjudicados se asimila al importe neto de los activos financieros entregados a cambio de su adjudicación.

La amortización se calcula, aplicando el método lineal, sobre el costo de adquisición de los activos menos su valor residual, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida indefinida y que, por tanto, no son objeto de amortización.

El Banco debe aplicar las siguientes vidas útiles a los bienes físicos que conformen el activo:

RUBRO	Vida Útil (Meses)

Terrenos	-
Cuadros y obras de arte	-
Bienes retirados por enajenar	-
Alfombras y cortinajes	36
Computadores y equipos periféricos	36
Vehículos	36
Software y sistemas computacionales	36
Cajeros automáticos y tele consultas	60
Máquinas y equipos en general	60
Mobiliario de oficina	60
Sistemas telefónicos y comunicación	60
Sistemas de seguridad	60
Derechos sobre líneas telefónicas	60
Sistemas de climatización	84
Instalaciones en general	120
Sistemas de seguridad (adquisiciones hasta Octubre 2002)	120
Construcciones	1.200

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Con ocasión de cada cierre contable, las entidades consolidadas analizan si existen indicios de que el valor neto de los elementos de su activo material excede de su correspondiente importe recuperable, en cuyo caso, reducen el valor en libros del activo de que se trate hasta su importe recuperable y ajustan los cargos futuros en concepto de amortización en proporción a su valor en libros ajustado y a su nueva vida útil remanente, en el caso de ser necesaria una reestimación de la misma.

De forma similar, cuando existen indicios de que se ha recuperado el valor de un activo material, las entidades consolidadas registran la reversión de la pérdida por deterioro contabilizada en períodos anteriores y ajustan en consecuencia los cargos futuros en concepto de su amortización. En ningún caso la reversión de la pérdida por deterioro de un activo puede suponer el incremento de su valor en libros por encima de aquél que tendría si no se hubieran reconocido pérdidas por deterioro en ejercicios anteriores.

Así mismo, al menos al final del ejercicio, se procede a revisar la vida útil estimada de los elementos del activo fijo de uso propio, de cara a detectar cambios significativos en las mismas que, de producirse, se ajustarán mediante la correspondiente corrección del cargo al Estado Consolidado de Resultados de ejercicios futuros de la dotación a su amortización en virtud de la nuevas vidas útiles.

Los gastos de conservación y mantenimiento de los activos materiales de uso propio se cargan a los resultados del ejercicio en que se incurren.

ii.	Activos cedidos en arrendamiento operativo

Los criterios aplicados para el reconocimiento del costo de adquisición de los activos cedidos en arrendamiento operativo para su amortización, para la estimación de sus respectivas vidas útiles y para el registro de sus pérdidas por deterioro coinciden con los descritos en relación con los activos fijos de uso propio.

l)	Leasing

i.	Leasing financiero

Los leasing financieros son arrendamientos que transfieren substancialmente todos los riesgos y beneficios desde el propietario del activo arrendado al arrendatario.

Cuando las entidades consolidadas actúan como arrendadoras de un bien, la suma de los valores actuales de los importes que recibirán del arrendatario más el valor residual garantizado, habitualmente el precio de ejercicio de la opción de compra del arrendatario a la finalización del contrato, se registra como un financiamiento a terceros, por lo que se incluye en el rubro “Créditos y cuentas por cobrar a clientes” del estado de situación financiera consolidado.

Cuando las entidades consolidadas actúan como arrendatarias, presentan el costo de los activos arrendados en el Estado Consolidado de Situación según la naturaleza del bien objeto del contrato y, simultáneamente, un pasivo por el mismo importe (que será el menor del valor razonable del bien arrendado o de la suma de los valores actuales de las cantidades a pagar al arrendador más, en su caso, el precio de ejercicio de la opción de compra). Estos activos se amortizan con criterios similares a los aplicados al conjunto de los activos fijos de uso propio.

En ambos casos, los ingresos y gastos financieros con origen en estos contratos se abonan y cargan, respectivamente, al Estado Consolidado de Resultados, en los ítems “Ingresos por intereses” y “Gastos por intereses” de forma que el rendimiento se mantenga constante a lo largo de la vida de los contratos.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

ii.	Leasing operativo

En las operaciones de arrendamiento operativo, la propiedad del bien arrendado, y sustancialmente todos los riesgos y ventajas que recaen sobre el bien, permanecen en el arrendador.

Cuando las entidades consolidadas actúan como arrendadoras, presentan el costo de adquisición de los bienes arrendados en el ítem “Activo fijo”. Estos activos se amortizan de acuerdo con las políticas adoptadas para los activos materiales similares de uso propio y los ingresos procedentes de los contratos de arrendamiento se reconocen en el Estado Consolidado de Resultados de forma lineal, en el ítem “Otros resultados operacionales”.

Cuando las entidades consolidadas actúan como arrendatarias, los gastos del arrendamiento incluyendo incentivos concedidos, en su caso, por el arrendador, se cargan linealmente a sus cuentas de pérdidas y ganancias consolidadas, en el capítulo “Otros gastos generales de administración”.

iii.	Ventas con arrendamiento posterior

En el caso de ventas a su valor razonable con arrendamiento operativo posterior, los resultados generados se registran en el momento de la venta. En el caso de arrendamiento financiero posterior, los resultados generados se amortizan a lo largo del plazo de arrendamiento.

m)	Operaciones de factoring

Las operaciones de factoring se valorizan por los montos desembolsados por el Banco a cambio de las facturas u otros instrumentos del comercio representativos de crédito que el cedente entrega al Banco. La diferencia de precios entre las cantidades desembolsadas y el valor nominal real de los créditos se registra en el Estado Consolidado de Resultados  como ingresos por intereses, a través del método del tipo de interés efectivo, durante el período de financiamiento.

En aquellos casos en que la cesión de estos instrumentos se realiza sin responsabilidad por parte del cedente, es el Banco quien asume los riesgos de insolvencia de los obligados al pago.

n)	Activos intangibles

Los activos intangibles son identificados como activos no monetarios (separados de otros activos) sin sustancia física que surge como resultado de una transacción legal o son desarrollados internamente por las entidades consolidadas. Son activos cuyo costo puede ser estimado confiablemente y por los cuales las entidades consolidadas consideran probable que sean reconocidos beneficios económicos futuros.

Los activos intangibles son reconocidos inicialmente a su costo de adquisición o producción y son subsecuentemente medidos a su costo menos cualquier amortización acumulada o menos cualquier pérdida por deterioro acumulada.

Software desarrollado internamente

Los software desarrollados internamente son reconocidos como un activo intangible si, entre otros requisitos (básicamente la capacidad del Banco para usarlo o venderlo), puede ser identificado y tienen capacidad para generar beneficios económicos futuros.

Los gastos en actividades de investigación son reconocidos como un gasto en el año en que estos son incurridos y no pueden ser posteriormente capitalizados.

La estimación de la vida útil del software es de 3 años.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

o)	Efectivo y efectivo equivalente

Para la elaboración del estado de flujo de efectivo se ha utilizado el método indirecto, en el que partiendo del resultado consolidado del Banco antes de impuestos se incorporan las transacciones no monetarias, así como de los ingresos y gastos asociados con flujos de efectivo de actividades clasificadas como de inversión o financiamiento.

Para la elaboración del estado de flujos de efectivo se toman en consideración los siguientes conceptos:

i.
Flujos de efectivo: las entradas y salidas de efectivo y de efectivo equivalentes, entendiendo por éstas los saldos en partidas tales como: depósitos en el Banco Central de Chile, depósitos en Bancos Nacionales, depósitos en el exterior.

ii.	Actividades operacionales: corresponden a las actividades normales realizadas por los bancos, así como otras actividades que no pueden ser calificadas como de inversión o de financiamiento.
iii.	Actividades de inversión: corresponden a la adquisición, enajenación o disposición por otros medios, de activos a largo plazo y otras inversiones no incluidas en el efectivo y equivalente de efectivo.
iv.	Actividades de financiamiento: Las actividades que producen cambios en el tamaño y composición del patrimonio neto y de los pasivos que formen parte de las actividades operacionales de inversión.

p)	Provisiones por riesgo de crédito

El Banco ha establecido provisiones para probables pérdidas en préstamos de acuerdo con las instrucciones emitidas por la Superintendencia de Bancos e Instituciones Financieras y los modelos de calificación y evaluación de riesgo de crédito aprobadas por el Comité de Directores.

De acuerdo con la metodología desarrollada por el Banco, los préstamos se dividen en tres categorías:

i.	Colocaciones de consumo,
ii.	Colocaciones para vivienda, y
iii.	Colocaciones comerciales.

El riesgo de los modelos internos utilizados para calcular las provisiones se describen a continuación:

Provisiones para las evaluaciones individuales de las colocaciones comerciales

El Banco asigna una categoría de riesgo para cada deudor y sus respectivos préstamos. Además, considera los siguientes factores de riesgo en el análisis: la industria o el sector, socios y administración, su situación financiera y capacidad de pago; y el comportamiento de pago.

El Banco asigna una de las siguientes categorías de riesgo de cada préstamo del deudor:

i.	Las clasificaciones A1, A2 y A3, corresponden a los deudores sin aparente riesgo de crédito.
ii.	Las clasificación B corresponde a los deudores con algún riesgo de crédito, pero no aparenta deterioro de la capacidad de pago.
iii.	Las clasificaciones C1, C2, C3, C4, D1 y D2 corresponden a los deudores cuyos préstamos se han deteriorado.

Para los préstamos clasificados como A1, A2, A3 y B, el Comité de Directores del Banco está autorizado para determinar los niveles de provisiones. El Banco asigna un determinado nivel de riesgo para cada deudor. Por lo tanto, los deudores con las mismas categorías podrían tener diferentes niveles de riesgo.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Para los préstamos clasificados en las categorías C1, C2, C3, C4, D1 y D2, el Banco debe mantener los siguientes niveles de reservas:

Clasificación	Rango de pérdida estimada	Provisión

C1	Hasta 3%	2%
C2	Más de 3% hasta 19%	10%
C3	Más de 19% hasta 29%	25%
C4	Más de 29% hasta 49%	40%
D1	Más de 49% hasta 79%	65%
D2	Más de 79%	90%

En estas categorías se ubican los deudores con capacidad de pago insuficiente en las situaciones previsibles. Las categorías que se indican corresponden a un encasillamiento basado en el nivel de pérdida esperado de créditos comerciales y operaciones de leasing comercial del cliente en su conjunto, cuantificado de acuerdo a la metodología utilizada por el Banco.

Para efectos de constituir las provisiones, se aplica sobre los créditos el porcentaje asociado al rango de porcentajes de pérdida estimada.

Provisiones de evaluación grupal

Las evaluaciones grupales resultan pertinentes para abordar un alto número de operaciones cuyos montos individuales son bajos y se trate de personas naturales o de empresas de tamaño pequeño.

Los niveles de provisiones requeridas han sido determinados por el Banco, de acuerdo a la pérdida estimada de los créditos, mediante la clasificación de la cartera de colocaciones usando uno de los dos siguientes modelos:

ii.
El modelo basado en las características de los deudores y sus préstamos pendientes. Deudores y colocaciones con similares características pueden ser agrupados y a cada grupo se le asignará un nivel de riesgo.

iii.
El modelo basado en el comportamiento de un grupo de colocaciones. Colocaciones con historial de pago análogos y similares características serán agrupados y a cada grupo se le asignará un nivel de riesgo.

Las evaluaciones grupales de que se trata requieren de la conformación de grupos de créditos con características homogéneas en cuanto a tipo de deudores y condiciones pactadas, a fin de establecer, mediante estimaciones técnicamente fundamentadas y siguiendo criterios prudenciales, tanto el comportamiento de pago del grupo de que se trate como de las recuperaciones de sus créditos deteriorados y, consecuentemente, constituir las provisiones necesarias para cubrir el riesgo de la cartera.

Los bancos podrán utilizar dos métodos alternativos para determinar las provisiones para los créditos minoristas que se evalúen en forma grupal. Bajo el primer método, se recurrirá a la experiencia recogida que explica el comportamiento de pago de cada grupo homogéneo de deudores y de recuperación por la vía de ejecución de garantías y acciones de cobranza cuando corresponda, para estimar directamente un porcentaje de pérdidas esperadas que se aplicará al monto de los créditos del grupo respectivo. Bajo el segundo, los bancos segmentarán a los deudores en grupos homogéneos, según lo ya indicado, asociando a cada grupo una determinada probabilidad de incumplimiento y un porcentaje de recuperación basado en un análisis histórico fundamentado. El monto de provisiones a constituir se obtendrá aplicando el porcentaje de incumplimiento estimado por el porcentaje de recuperación y por el monto total de colocaciones del grupo respectivo.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

En ambos métodos, las pérdidas estimadas deberán guardar relación con el tipo de cartera y el plazo de las operaciones.

Cuando se trate de colocaciones de consumo, no se considerarán las garantías para efectos de estimar la pérdida esperada.

Las provisiones se constituirán de acuerdo con los resultados de la aplicación de los métodos que utilice cada banco, debiéndose en todo caso distinguir entre las provisiones sobre la cartera normal y sobre la cartera deteriorada, y las que resguardan los riesgos de los créditos contingentes asociados a esas carteras.

Los modelos de provisiones desarrollados con metodologías de pérdidas y perfiles, recurrentemente deben ser ajustados o calibrados para recoger dentro de sus bases de predicción información más actualizada, con el objetivo de tener modelos mas robustos para la estimación de las pérdidas.

Provisiones de colocaciones para vivienda y de consumo

Las provisiones para colocaciones para vivienda y de consumo están directamente relacionadas con la madurez de las colocaciones.

A todos los créditos de consumo e hipotecarios se les asigna un rating según base individual utilizando un modelo estadístico automático y sofisticado que también considera el comportamiento de crédito de los deudores. Una vez que el rating del cliente es determinado, la provisión del préstamo hipotecario o de consumo es calculada usando una categoría de riesgo y un porcentaje relacionado, el cual dependerá de su madurez.

Provisiones adicionales

Bajo las normas de la SBIF, a los bancos se les permite establecer provisiones por sobre los límites descritos anteriormente, solamente para cubrir riesgos específicos que han sido autorizados por el Comité de Directores.

Castigos

Por regla general, los castigos deben efectuarse cuando expiren los derechos contractuales sobre los flujos de efectivo. Al tratarse de colocaciones, aún cuando no ocurriera lo anterior, se procederá a castigar los respectivos saldos del activo de acuerdo con lo indicado en el título II del Capítulo B-2 del Compendio de Normas Contables de la SBIF.

Los castigos de que se trata se refieren a las bajas en el Estado de Situación Financiera del activo correspondiente a la respectiva operación incluyendo, por consiguiente, aquella parte que pudiera no estar vencida si se tratara de un crédito pagadero en cuotas o parcialidades, o de una operación de leasing (no existen castigos parciales).

Los castigos deberán contabilizarse siempre con cargo las provisiones por riesgo de crédito constituidas de acuerdo con lo indicado en el Capítulo B-1 del Compendio de Normas Contables, cualquiera sea la causa por la cual se procede al castigo.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

A partir del presente año, los castigos de los créditos y cuentas por cobrar se realizan sobre las cuotas vencidas, morosas y vigentes, y el plazo debe computarse desde el inicio de su mora, es decir, efectuarse cuando el tiempo de mora de una cuota o porción de crédito de una operación alcance el plazo para castigar que se dispone a continuación:

Tipo de colocación	Plazo

Créditos de consumo con o sin garantías reales	6 meses
Otras operaciones sin garantías reales	24 meses
Créditos comerciales con garantías reales	36 meses
Créditos hipotecarios para vivienda	48 meses
Leasing de consumo	6 meses
Otras operaciones de leasing no inmobiliario	12 meses
Leasing inmobiliario (comercial y vivienda)	36 meses

El plazo corresponde al tiempo transcurrido desde la fecha en la cual pasó a ser exigible el pago de toda o parte de la obligación que se encuentre en mora.

Los pagos posteriores que se obtuvieran por las operaciones castigadas se reconocerán en el Estado Consolidado de Resultados como Recuperaciones de créditos castigados.

Cualquier renegociación de un crédito ya castigado no dará origen a ingresos, mientras la operación siga teniendo la calidad de deteriorada, debiendo tratarse los pagos efectivos que se reciban, como recuperaciones de créditos castigados.

El crédito renegociado sólo se podrá reingresar al activo si deja de tener la calidad de deteriorado, reconociendo también el ingreso por la activación como recuperación de créditos castigados.

Recuperaciones de créditos y cuentas por cobrar a clientes previamente castigados

Las recuperaciones de créditos y cuentas por cobrar a clientes, previamente castigados, son registradas directamente en resultados y presentadas en el Estado Consolidado de Resultados como una reducción de las provisiones por riesgo de crédito.

q)	Provisiones, activos y pasivos contingentes

Las provisiones son pasivos en los que existe incertidumbre acerca de su cuantía o vencimiento. Estas provisiones se reconocen en el Estado Consolidado de Situación cuando se cumplen los siguientes requisitos en forma copulativa:

i.	Es una obligación actual como resultado de hechos pasados y,
ii.	A la fecha de los estados financieros es probable que el Banco tenga que desprenderse de recursos para cancelar la obligación y la cuantía de estos recursos puedan medirse de manera fiable.

Un activo o pasivo contingente es toda obligación surgida de hechos pasados cuya existencia quedará confirmada sólo si llegan a ocurrir uno o más sucesos futuros inciertos y que no están bajo el control del Banco.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Se califican como contingentes en información complementaria lo siguiente:

i.
Avales y fianzas: Comprende los avales, fianzas y cartas de crédito stand by a que se refiere el Capítulo 8-10 de la Recopilación Actualizada de Normas. Además, comprende las garantías de pago de los compradores en operaciones de factoraje, según lo indicado en el Capítulo 8-38 de dicha Recopilación.

ii.	Cartas de crédito del exterior confirmadas: Corresponde a las cartas de crédito confirmadas por el Banco.

iii.	Cartas de crédito documentarias: Incluye las cartas de créditos documentarias emitidas por el Banco, que aún no han sido negociadas.

iv.	Boletas de garantía: Corresponde a las boletas de garantía enteradas con pagaré a que se refiere el Capítulo 8-11 de la Recopilación Actualizada de Normas.

v.	Cartas de garantía interbancarias: Corresponde a las cartas de garantía emitidas según lo previsto en el título II del Capítulo 8-12 de la Recopilación Actualizada de Normas.

vi.
Líneas de crédito de libre disposición: Considera los montos no utilizados de líneas de crédito que permiten a los clientes hacer uso del crédito sin decisiones previas por parte del Banco (por ejemplo, con el uso de tarjetas de crédito o sobregiros pactados en cuentas corrientes).

vii.
Otros compromisos de crédito: Comprende los montos no colocados de créditos comprometidos, que deben ser desembolsados en una fecha futura acordada o cursados al ocurrir los hechos previstos contractualmente con el cliente, como puede suceder en el caso de líneas de crédito vinculadas al estado de avance de proyectos de construcción o similares.

viii.
Otros créditos contingentes: Incluye cualquier otro tipo de compromiso de la entidad que pudiere existir y que puede dar origen a un crédito efectivo al producirse ciertos hechos futuros. En general, comprende operaciones infrecuentes tales como la entrega en prenda de instrumentos para garantizar el pago de operaciones de crédito entre terceros u operaciones con derivados contratados por cuenta de terceros que puedan implicar una obligación de pago y no se encuentran cubiertos con depósitos.

Las cuentas anuales consolidadas recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario.

Las provisiones (que se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable) se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir o disminuyen.

Las provisiones se clasifican en función de las obligaciones cubiertas, siendo estas las siguientes:

-	Provisiones para beneficios y remuneraciones del personal.
-	Provisión para dividendos mínimos.
-	Provisiones por riesgo de créditos contingentes.
-	Provisiones por contingencias.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

r)	Impuesto a la renta e impuestos diferidos

El Banco reconoce, cuando corresponde, pasivos por impuestos diferidos por la estimación futura de los efectos tributarios atribuibles a diferencias entre los valores contables de los pasivos y sus valores tributarios. La medición de los pasivos por impuestos diferidos se efectúa en base a la tasa de impuesto que, de acuerdo a la legislación tributaria vigente, se deba aplicar en el año en que los pasivos por impuestos diferidos sean realizados o liquidados. Los efectos futuros de cambios en la legislación tributaria o en las tasas de impuestos son reconocidos en los impuestos diferidos a partir de la fecha en que la ley que aprueba duchos cambios sea publicada.

s)	Uso de estimaciones

La preparación de los estados financieros requiere que la Administración realice juicios, estimaciones y supuestos que afectan la aplicación de las políticas de contabilidad y los montos de activos, pasivos, ingresos y gastos presentados. Los resultados reales pueden diferir de estas estimaciones.

En ciertos casos los principios contables generalmente aceptados requieren que los activos o pasivos sean registrados o presentados a su valor razonable. El valor razonable es el monto al cual un activo puede ser comprado o vendido, o en el caso de un pasivo podría ser incurrido o liquidado en una transacción corriente entre partes dispuestas, más que en una liquidación o venta forzada. Cuando los precios de mercado en mercados activos están disponibles han sido utilizados como base de valoración. Cuando los precios de mercado en mercados activos no están disponibles, el Banco ha estimado aquellos valores como valores basados en la mejor información disponible, incluyendo el uso de modelos internos valorización y otras técnicas de evaluación.

El Banco ha establecido provisiones para cubrirse de posibles pérdidas por préstamos de acuerdo a la regulación emitida por la Superintendencia de Bancos e Instituciones Financieras. Estas regulaciones requieren que para estimar las provisiones, sean éstas evaluadas regularmente tomando en consideración factores como cambios en la naturaleza y tamaño de la cartera de préstamos, tendencias en la cartera prevista, calidad crediticia y condiciones económicas que puedan afectar a la capacidad de pago de los deudores. Los incrementos en provisiones por pérdida de préstamos son presentadas como “Provisiones por riesgo de crédito” en el Estado Consolidado de Resultados. Los préstamos son castigados cuando la administración determina que el préstamo o una parte de este no puede ser cobrado. Los castigos son registrados como una reducción de las provisiones por riesgo de crédito.

Las estimaciones y supuestos relevantes son revisados regularmente por la Administración del Banco a fin de cuantificar algunos activos, pasivos, ingresos, gastos y compromisos.  Las revisiones de las estimaciones contables son reconocidas en el período  en que la estimación es revisada y en cualquier período futuro afectado.

Principalmente, estas estimaciones, realizadas en función de la mejor información disponible, se refieran a:

- Las pérdidas por deterioros de determinados activos (Notas 09, 10, 22 y 12)
- La vida útil de los activos materiales e intangibles (Notas 14, 15 y 35)
- El valor razonable de activos y pasivos (Notas 06, 08, 12 y 38)
- Compromisos y contingencias (Nota 24)
- Impuestos corrientes e impuestos diferidos (Nota 16)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

t)	Activos no corrientes mantenidos para la venta

Los activos no corrientes (o grupo enajenable que comprende activos y pasivos) que se espera sean recuperados principalmente a través de ventas en lugar de ser recuperados mediante su uso continuo son clasificados como mantenidos para la venta. Inmediatamente antes de esta clasificación, los activos (o elementos de un grupo enajenable) son vueltos a medir de acuerdo con las políticas contables del Banco. A partir de ese momento, los activos (o grupo de enajenación) son medidos al menor valor entre el valor en libros y el valor razonable menos el costo de ventas.

Cualquier pérdida por deterioro en grupo de enajenación es primero asignado al fondo de comercio y luego a los activos y pasivos restantes en base a prorrateo, excepto en el caso que ninguna pérdida haya sido registrada en los activos financieros, los activos diferidos, los activos de beneficios a los empleados y la propiedad de inversión que siguen siendo evaluados según las políticas contables del Banco. Las pérdidas por deterioro en la clasificación inicial de mantenidas para la venta y con ganancias y pérdidas posteriores a la revalorización, son reconocidas en el resultado. Las ganancias no son reconocidas si superan cualquier pérdida acumulativa.

Al 31 de Diciembre de 2009 y de 2008 el Banco no ha clasificado activos no corrientes como mantenidos para la venta.

Bienes recibidos o adjudicados en pago

Los bienes recibidos o adjudicados en pago de créditos y cuentas por cobrar a clientes son registrados, en el caso de las daciones en pago, al precio convenido entre las partes o, por el contrario, en aquellos casos donde no exista acuerdo entre estas, por el monto por el cual el Banco se adjudica dichos bienes en un remate judicial.

Posteriormente, estos bienes son valorizados por el menor importe entre el valor registrado en un inicio y su valor neto de realización, el cual corresponde a su valor razonable (valor de liquidez determinado a través de una tasación independiente)  menos sus respectivos costos de ventas asociados.

De acuerdo a los estudios realizados por el Banco, al 31 de Diciembre de 2009 se determinó un costo de venta (costo para mantenerlo y enajenarlo) promedio estimado de un 5,9% sobre el valor de tasación, al 31 de Diciembre de 2008 este promedio fue de 6,5% y al 01 de Enero de 2008 fue de 5,8%.

En general, se estima que estos bienes serán enajenados dentro del plazo de un año contado desde su fecha de adjudicación.  En cumplimiento de lo dispuesto por el artículo 84 de la Ley General de Bancos, aquellos bienes que no son venidos dentro de dicho plazo, son castigados en una única cuota.

u)	Utilidad por acción

La utilidad básica por acción se determina dividiendo el resultado neto atribuido al Banco en un ejercicio entre el número promedio ponderado de las acciones en circulación durante ese período.

El beneficio diluido por acción se determina de forma similar al beneficio básico, pero el número promedio ponderado de acciones en circulación se ajusta para tener en cuenta el efecto dilusivo potencial de las opciones sobre acciones, warrants y deuda convertible.

Al 31 de Diciembre de 2009 y 2008 el Banco no posee instrumentos que generen efectos dilusivos en el patrimonio.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

v)	Adquisición (cesión) temporal de activos

Compras (ventas) de activos financieros bajo acuerdos de retroventa no opcional (retrocompra) a un precio fijo (“repos”) son reconocidos en el estado de situación financiera consolidado como una cesión (recepción) financiera, basada en la naturaleza del deudor (acreedor), en los ítems “Depósitos en el Banco Central de Chile”, “Depósitos en instituciones financieras” o “créditos y cuentas por cobrar a clientes” (“Depósitos del Banco Central de Chile”, “depósitos de instituciones financieras” o “Depósitos y captaciones”).

La diferencia entre los precios de compra y venta se registra como intereses financieros durante la vida del contrato.

w)	Patrimonios y fondos de inversión gestionados por el Banco

Los patrimonios administrados por las distintas sociedades que forman parte del perímetro de consolidación del Banco (Santander Asset Management S.A Administradora General de Fondos y Santander S.A. Sociedad Securitizadora) que son propiedad de terceros no se incluyen en el Estado Consolidado de Situación. Las comisiones generadas por esta actividad se incluyen en el saldo del rubro “Ingresos por comisiones” del Estado Consolidado de Resultados.

x)	Provisión dividendos mínimos

Al 31 de Diciembre de 2009 y 2008, el Banco reconoció un pasivo (provisión) por dividendos mínimos u obligatorios. Esta provisión se realiza en base a lo estipulado en el artículo 79 la Ley de Sociedades Anónimas, coincidente con la política interna de dividendos del Banco, la cual estipula que al menos se distribuirá el 30% del resultado neto del ejercicio, salvo acuerdo diferente adoptado en la junta de accionistas respectiva, por la unanimidad de las acciones emitidas.

y)	Beneficios al Personal

i.	Planes de beneficios definidos:

El banco registra en la línea de “Provisiones por otros beneficios al personal” del pasivo del Estado Consolidado de Situación Financiera (o en el activo, en el rubro “Otros activos”, dependiendo del signo de la diferencia) el valor actual de los compromisos post-empleo de prestación definida, netos del valor razonable de los “activos del plan” y de las ganancias y/o pérdidas actuariales netas acumuladas no registradas, puestas de manifiesto en la valoración de estos compromisos que son diferidas en virtud del tratamiento de la denominada “banda de fluctuación”, y del “costo por los servicios pasados” cuyo registro se difiera en el tiempo, según se explica a continuación.

Se consideran “activos del plan” aquellos con los cuales se liquidarán directamente las obligaciones y reúnen las siguientes condiciones:

-	No son propiedad de las entidades consolidadas, sino de un tercero separado legalmente y sin el carácter de parte vinculada al Banco.

-
Sólo están disponibles para pagar o financiar retribuciones post-empleo y no pueden retornar a las entidades consolidadas, salvo cuando los activos que quedan en dicho plan son suficientes para cumplir todas las obligaciones del plan o de la entidad relacionadas con las prestaciones de los empleados actuales o pasados o para rembolsar las prestaciones de los empleados ya pagadas por el Banco.

Si el Banco puede exigir a las entidades aseguradoras el pago de una parte o de la totalidad del desembolso requerido para cancelar una obligación por prestación definida, resultando prácticamente cierto que dicho asegurador vaya a rembolsar alguno o todos los desembolsos exigidos para cancelar dicha obligación, pero la póliza de seguro no cumple las condiciones para ser un activo del plan, el Banco registra su derecho al reembolso en el activo del Estado Consolidado de Situación en el item “Otros Activos” que, en los demás aspectos, se trata como un activo del plan.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Se consideran “ganancias y pérdidas actuariales” las que procedan de las diferencias entre hipótesis actuariales previas y la realidad y de cambios en las hipótesis actuariales utilizadas. El Banco aplica, por planes, el criterio de la “banda de fluctuación”, por lo que registra en el Estado Consolidado de Resultados la cuantía que resulta al dividir entre cinco el importe neto de las ganancias y/o pérdidas actuariales acumuladas no reconocidas al inicio de cada ejercicio que exceda el 10% del valor actual de las obligaciones o el 10% del valor razonable de los activos al inicio del ejercicio, el mayor de los dos.

El “costo de los servicios pasados” - que tiene su origen en modificaciones introducidas en las retribuciones post-empleo ya existentes o en la introducción de nuevas prestaciones - se reconoce en el Estado Consolidado de Resultados, linealmente, a lo largo del período comprendido entre el momento en el que surgen los nuevos compromisos y la fecha en la que el empleado tenga el derecho irrevocable a recibir las nuevas prestaciones.

Las retribuciones post-empleo se reconocen en el Estado Consolidado de Resultados de la siguiente forma:

-
El costo de los servicios del período corriente (entendido como el incremento del valor actual de las obligaciones que se origina como consecuencia de los servicios prestados en el ejercicio por los empleados) en el rubro “Remuneraciones y gastos del personal”.

-
El costo por intereses (entendido como el incremento producido en el ejercicio del valor actual de las obligaciones como consecuencia del paso del tiempo). Cuando las obligaciones se presentan en el pasivo del Estado Consolidado de Situación netas de los activos afectos al plan, el costo de los pasivos que se reconocen en el Estado Consolidado de Resultados corresponde exclusivamente a las obligaciones registradas en el pasivo.

-
El rendimiento esperado de los activos asignados a la cobertura de los compromisos y las pérdidas y ganancias en su valor, menos cualquier costo originado por su administración y los impuestos que les afecten.

-	La amortización de las pérdidas y ganancias actuariales en aplicación del tratamiento de la “banda de fluctuación”, y del costo de los servicios pasados no reconocidos.

ii.   Indemnizaciones por años de servicios:

Las indemnizaciones por años de servicios se registran sólo cuando éstas efectivamente se producen o cuando se dispone de un plan formal y detallado en el que se identifican las modificaciones fundamentales que se van a realizar, y siempre que se haya comenzado a ejecutar dicho plan o se haya anunciado públicamente sus principales características, o se desprendan hechos objetivos sobre su ejecución.

ii.   Beneficios basados en instrumentos de capital:

La entrega a los ejecutivos del Banco y sus afiliadas de instrumentos de capital como contraprestación a sus servicios, cuando dichos instrumentos se entregan una vez terminado un período específico de servicios, se reconoce como un gasto en el Estado Consolidado de Resultados en el rubro “Remuneraciones y gastos del personal”, a medida que los ejecutivos prestan sus servicios durante dicho período.

Estos beneficios no generan efectos dilusivos, ya que están basados en acciones de Banco Santander S.A. (matriz de Banco Santander Chile, radicada en España).

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

z)	Estado Consolidado de Cambios en el Patrimonio

El Estado Consolidado de Cambios en el Patrimonio se presentan todos los movimientos ocurridos en el patrimonio neto, incluidos los que tienen su origen en cambios en los criterios contables y en correcciones de errores. Este estado muestra, por tanto, es una conciliación del valor en libros al comienzo y al final del ejercicio de todas las partidas que forman el patrimonio neto consolidado, agrupando los movimientos ocurridos en función de su naturaleza en las siguientes partidas:

i.
Ajustes por cambios en criterios contables y corrección de errores: que incluye los cambios en el patrimonio neto consolidado que surgen como consecuencia de la reexpresión retroactiva de los saldos de los estados financieros con origen en cambios en los criterios contables o en la corrección de errores.

ii.	Ingresos y gastos reconocidos en el ejercicio: recoge, de manera agregada, el total de las partidas registradas en el estado consolidado de resultado reconocidos anteriormente indicadas.

aa)   Estado Consolidado de Resultados Integrales

En este estado se presentan los ingresos y gastos generados por el Banco como consecuencia de su actividad durante el ejercicio, distinguiendo aquellos registrados como resultados en el Estado Consolidado de Resultados del ejercicio y los otros ingresos y gastos registrados directamente en el patrimonio neto consolidado.

Por lo tanto, en este estado se presenta:
i.	El resultado consolidado del ejercicio.

ii.	El importe neto de los ingresos y gastos reconocidos transitoriamente como ajustes por valoración en el patrimonio neto consolidado.

iii.	El importe neto de los ingresos y gastos reconocidos definitivamente en el patrimonio neto consolidado.

iv.
El impuesto a la renta devengado por los conceptos indicados en las letras b) y c) anteriores, salvo para los ajustes por valoración con origen en participaciones en empresas asociadas o multigrupo valoradas por el método de la participación, que se presentan en términos netos.

v.
El total de los ingresos y gastos consolidados reconocidos, calculados como la suma de las letras anteriores, mostrando de manera separada el importe atribuido a la entidad dominante y el correspondiente a intereses minoritarios.

ab)  Nuevos pronunciamientos contables

A la fecha de emisión de los presentes estados financieros consolidados, los siguientes pronunciamientos contables habían sido emitidos por el IASB pero su aplicación no es obligatoria.

Circulares SBIF
Circular N°3.478, 17 de Agosto de 2009; tratamiento tributario de las provisiones, castigos, renegociaciones y remisiones de créditos otorgados por los Bancos.	Aplicable al Año Tributario 2010, Ejercicio 2009
Circular N°3.489, 29 de Diciembre de 2009; Modificaciones al Compendio de Normas Contables.	Aplicaciones en 2009, Enero de 2010 y Julio de 2010.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

La importancia e impactos de cada uno de estos pronunciamientos por aplicar, se explican a continuación:

i.	Circulares SBIF:

1.
La Circular N° 3.478, que la SBIF aprueba conjuntamente con el Servicio de Impuestos Internos, y se emite con el objeto de adaptar la normativa tributaria especial para bancos sobre el tratamiento tributario de las provisiones, castigos, renegociaciones y remisiones de créditos otorgados por los bancos, a la adopción de las IFRS y las disposiciones del Compendio de Normas Contables que cambiaron el tratamiento financiero y eliminaron algunos conceptos, que estaban recogidos tanto por la Ley como en la anterior circular conjunta de ambos organismos. En lo principal, favorecerá las condonaciones que un banco realice a favor de un deudor, ya que ese monto se gravaba con una tasa especial del 35% de impuesto, lo que se elimina por la parte del crédito que no mantenga garantías reales, se encuentre deteriorado a lo menos un año con pérdida estimada mayor o igual al 40% de esa exposición, facultad que el Banco no ejerció durante el año 2009. Estos cambios, darán origen a un registro especial de control de carácter obligatorio y una revelación en el Estado Consolidado de Situación, a partir del año 2010 y se estima que no debiera existir impacto inicial o éste será inmaterial.

2.	La Circular N° 3.489, introduce cambios en varios capítulos del Compendio de Normas Contables de la SBIF. Los cambios relevantes o de aplicación posterior, son los siguientes:

a.	Posterga los cambios a NIC 39 que provoca la NIIF 9 publicada por IASB el 12 de Noviembre de 2009.

b.
A contar del mes de enero de 2010, el Banco deberá complementar la base sobre la que actualmente se determinan las provisiones por insolvencia relativas a operaciones contingentes, incluyendo ahora también las líneas de crédito de libre disposición, otros créditos contingentes y otros compromisos de crédito.  A su vez, deberá aplicar también los cambios en la exposición de riesgo aplicables a los créditos contingentes, que figuran en el capítulo B-3 del Compendio de Normas Contables de la SBIF. El efecto acumulado de estos cambios se deberá registrar en el patrimonio (utilidades retenidas) del Estado de Situación Financiera Consolidado. De acuerdo a las estimaciones realizadas por la Administración, el efecto de estos cambios normativos, netos de impuestos diferidos, serán aproximadamente MM$ 30.926.

c.
En Julio del 2009, la SBIF emitió la Circular N° 3.476, que suspendió la aplicación de los modelos internos para la determinación de las provisiones relativas a deudores evaluados individuales, los que podrán aplicarse solo a partir del año 2012, previa autorización de dicho organismo. A su vez, la Circular N° 3.489 instruyó que, esta modificación junto con nuevas categorías de riesgo y los nuevos porcentajes de provisión, aplicables a los deudores evaluados individualmente se deberán comenzar a aplicar a partir del mes de Julio de 2010. El efecto acumulado de estos cambios, se deberá registrar dentro de los resultados del ejercicio que se presentan en el Estado Consolidado de Resultados. De acuerdo a las estimaciones realizadas por la Administración, el efecto de estos cambios normativos, netos de impuestos diferidos, serían aproximadamente MM$ 70.716.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

ii.  Pronunciamientos del IASB

Pronunciamientos IASB	Aplicación
Revisión NIIF 3, Combinación de negocios	Periodos anuales iniciados el 01 Julio de 2009
Modificación a NIC 39, Elección de partidas cubiertas	Periodos anuales iniciados el 01 Julio de 2009
Modificación NIC 27, Estados financieros consolidados y separados	Periodos anuales iniciados el 01 Julio de 2009
CINIIF 17, Distribución a los propietarios de activos no monetarios	Periodos anuales iniciados el 01 Julio de 2009
Modificación NIC 32, Clasificación derechos sobre acciones	Periodos anuales iniciados el 01 de Febrero de 2010
CINIIF 15, Acuerdos para la construcción de inmuebles	Periodos anuales iniciados el 01 de Enero de 2010
Modificación NIIF 2, Pagos basados en acciones dentro del grupo	Periodos anuales iniciados el 01 de Enero de 2010
Revisión NIC 24, Desglose de partes relacionadas	Periodos anuales iniciados el 01 de Enero de 2011
CINIIF 19, Cancelación de pasivos financieros con instrumentos de patrimonio	Periodos anuales iniciados el 01 de Julio de 2010

La importancia de cada uno de estos pronunciamientos por aplicar, se explican a continuación:

1. Revisión de la NIIF 3 Combinaciones de negocios y Modificación de la NIC 27 Estados financieros consolidados y separados.

La NIIF 3 revisada y las modificaciones a la NIC 27 suponen cambios muy relevantes en diversos aspectos relacionados con la contabilización de las combinaciones de negocio que, en general, ponen mayor énfasis en el uso del valor razonable. Algunos de los cambios más relevantes son el tratamiento de los costos de adquisición que se llevarán a gastos frente al tratamiento actual de considerarlos mayor costo de la combinación; las adquisiciones por etapas, en las que en la fecha de toma de control el adquirente revaluará su participación previa a su valor razonable; o la existencia de la opción de medir a valor razonable los intereses minoritarios en la adquirida, frente al tratamiento actual único de medirlos como su parte proporcional del valor razonable de los activos netos adquiridos.

Dado que la norma tiene una aplicación de carácter prospectivo, en general por las combinaciones de negocios realizadas la Administración no esperan modificaciones significativas.

2. Modificación NIC 39 Instrumentos financieros: reconocimiento y valoración (elección de partidas cubiertas)

Esta modificación de NIC 39 pretende clarificar dos cuestiones concretas en relación con la contabilidad de coberturas: (a) cuando la inflación puede ser un riesgo cubierto y (b) en qué casos pueden utilizarse las opciones compradas como cobertura. En relación con la cobertura del riesgo de inflación la modificación establece que únicamente podrá serlo en la medida en que sea una porción contractualmente identificada de los flujos de efectivo a cubrir. Respecto de las opciones sólo su valor intrínseco podrá ser utilizado como instrumento de cobertura, no así el valor del tiempo.

La Administración considera que la entrada en vigor de dicha modificación no afectará significativamente a las cuentas anuales consolidadas al no tener coberturas con ninguna de las situaciones afectadas por la modificación.

3.  CINIIF 17 Distribuciones, a los propietarios, de activos distintos al efectivo.

Esta interpretación aborda el tratamiento contable del reparto de activos distintos al efectivo a accionistas (“dividendos en especie”), aunque se encuentran fuera de su alcance las distribuciones de activos dentro del mismo grupo o entre entidades bajo control común. La interpretación aboga por registrar la obligación al valor razonable del activo a distribuir y registrar cualquier diferencia con el valor en libros del activo en el estado consolidado de resultados.

La Administración considera que la entrada en vigor de dicha interpretación no afectará a las cuentas anuales consolidadas.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

4.   Modificación NIC 32 Clasificación derechos sobre acciones.

Esta modificación es relativa a la clasificación de derechos emitidos para adquirir acciones (derechos, opciones o warrants) denominados en moneda extranjera. Conforme a esta modificación cuando estos derechos son para adquirir un número fijo de acciones por un importe fijo son instrumentos de patrimonio, independientemente de en qué moneda esté denominada esa cantidad fija y siempre que se cumplan otros requisitos que exige la norma.

La Administración no tiene instrumentos emitidos de estas características por lo que esta modificación no tendrá impacto alguno.

5.   CINIIF 15 Acuerdos para la construcción de inmuebles.

En esta interpretación se aborda el registro contable de los ingresos y gastos asociados a la construcción de inmuebles, ayudando a clarificar cuándo un acuerdo para la construcción de bienes inmuebles está dentro de NIC 11 Contratos de construcción o en qué casos el análisis caería dentro del alcance de NIC 18 Ingresos, y de este modo, en virtud de las características del acuerdo, cuándo y cómo deben registrarse los ingresos.

La Administración considera que la entrada en vigor de dicha interpretación no afectará a las cuentas anuales consolidadas por venir  la Sociedad aplicando unos criterios consistentes con los ahora establecidos en la interpretación.

6.   Modificaciones a NIIF 2 Pagos basados en acciones.

La modificación hace referencia a la contabilización de programas de pagos basados en acciones. Los cambios principales suponen la incorporación dentro de la NIIF 2 de lo tratado en el CINIIF 8 y CINIIF 11, de modo que estas interpretaciones quedarán derogadas al incorporarse su contenido al cuerpo principal de la norma. Se aclara que la entidad que recibe los servicios de los empleados o proveedores debe contabilizar la transacción independientemente de que sea otra entidad dentro de la Administración la que la liquide e independientemente de que esto se haga en efectivo o en acciones.

Dada la naturaleza de esta modificación no se espera impacto significativo en las cuentas.

7.   NIC24 Revisión-Desgloses de partes relacionadas.

Esta revisión de NIC 24 trata los desgloses a realizar sobre las partes relacionadas en los estados financieros. Hay dos novedades básicas, una de ellas introduce una exención parcial sobre ciertos desgloses cuando la relación de vinculación se produce por ser entidades dependientes o relacionadas con el Estado (o institución gubernamental equivalente) y se revisa la definición de parte relacionada clarificándose  algunas relaciones que anteriormente no eran explícitas en la norma.

La Administración ha analizado el impacto de esta modificación y estima que no supondrá ningún cambio en las partes relacionadas actualmente definidas por la Administración.

8.   CINIIF 19  Cancelación de deuda con instrumentos de patrimonio.

Esta interpretación aborda el tratamiento contable desde el punto de vista del deudor de la cancelación  total o parcial de un pasivo financiero mediante la emisión de instrumentos de patrimonio a su prestamista. La interpretación no aplica en este tipo de operaciones cuando las contrapartes en cuestión son accionistas o vinculados y actúan como tal,  ni cuando la permuta de deuda por instrumentos de patrimonio ya estaba prevista en los términos del contrato original.  En este caso la emisión de instrumentos de patrimonio se mediría a su valor razonable en la fecha de cancelación del pasivo y cualquier diferencia de este valor con el valor contable del pasivo se reconocería en el estado consolidado de resultados.

La Administración estima que esta interpretación no supondrá un cambio en las políticas contables.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°02 - CAMBIOS CONTABLES:

La Superintendencia de Bancos e Instituciones Financieras (“SBIF”) en conjunto con otras superintendencias y otros organismos reguladores en Chile acordaron un plan de convergencia a Normas Internaciones de Información Financiera (“NIIF”) con el propósito de internacionalizar los modelos de reporte financiero para compañías públicas en Chile. En el marco del plan estratégico, la SBIF, a través de su Circular Nº 3.410 del 9 de Noviembre de 2007, complementada posteriormente por la Circular Nº 3.443 del 21 de Agosto de 2008, dio a conocer el nuevo “Compendio de Normas Contables”, el cual contiene los nuevos estándares de contabilidad y reporte para la industria financiera que se han aplicado a contar del 01 de Enero de 2009, considerando las normas de carácter transitorio establecidas en el Capítulo E de dicho compendio.

Por disposiciones legales, los bancos deben utilizar los criterios contables dispuestos por la SBIF y en todo aquello que no sea tratado por ella ni se contraponga con sus instrucciones, deben ceñirse a los criterios contables de general aceptación, que corresponden a las normas técnicas emitidas por el Colegio de Contadores de Chile A.G. coincidentes con los estándares internacionales de contabilidad e información financiera acordados por el International Accounting Standards Board (“IASB”). En caso de existir discrepancias entre los principios contables y los criterios contables emitidos por la SBIF (Compendio de Normas Contables), primarán estas últimas.

Como resultado de lo anterior, el Banco estableció un plan para la transición a las nuevas normas contables que incluye, entre otros aspectos, el análisis de las diferencias de criterios contables, la selección de los criterios contables a aplicar en los casos en que se permitan tratamientos alternativos y la evaluación de las modificaciones de procedimientos y sistemas de información.

De acuerdo a este plan de transición, se han aplicado retroactivamente al 01 de Enero de 2008 las normas del nuevo Compendio de Normas Contables, confeccionándose un Estado Consolidado de Situación de apertura a dicha fecha. Asimismo, con el objetivo de presentar estados financieros comparativos durante el año 2009, el Banco confeccionó un set de estados financieros pro-forma para el año 2008.

A continuación se detallan y explican los principales impactos que origina la migración a estas nuevas normas contables, ya sea a nivel del Estado Consolidado de Situación como del Estado Consolidado de Resultados.

a)       Conciliación del patrimonio de acuerdo al nuevo Compendio de Normas Contables

Los principales ajustes que origina la migración al nuevo Compendio de Normas Contables en el Patrimonio son los siguientes:
		Total Patrimonio
		Al 01 Enero de 2008	Al 31 Diciembre de 2008
	Explicación (*)	MM$	MM$

Patrimonio antes de cambios normativos		1.458.089	1.602.610

Ajustes:
Perímetro de consolidación	i	(1.689)	1.664
Sociedades de apoyo	ii	506	719
Corrección monetaria	iii	-	(30.493)
Activo fijo e intangibles	iv	(64.494)	(58.613)
Bienes recibidos o adjudicados en pago	v	(929)	(408)
Castigos de colocaciones	vi	(2.205)	(4.235)
Impuestos diferidos	vii	11.419	15.700
Otros ajustes	viii	(12.765)	(11.376)
Subtotales		(70.157)	(87.042)

Patrimonio según nuevo Compendio de Normas Contables		1.387.932	1.515.568

(*) En la letra g) se explica detalladamente la naturaleza de los principales ajustes.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°02 – CAMBIOS CONTABLES, continuación:

b)     Conciliación del resultado de acuerdo al nuevo Compendio de Normas Contables

Los principales ajustes que origina la migración al nuevo Compendio de Normas Contables en el Resultado son los siguientes:

		Resultado Consolidado
	Explicación	2008
	(*)	MM$

Resultado antes de cambios normativos		331.017

Ajustes:
Perímetro de consolidación	i	3.353
Sociedades de apoyo	ii	213
Corrección monetaria	iii	78.027
Activo fijo e intangibles	iv	5.881
Bienes recibido o adjudicados en pago	v	521
Castigos de colocaciones	vi	(2.030)
Impuestos diferidos	vii	4.281
Otros ajustes	viii	1.389
Subtotales		91.635

Resultado según nuevo Compendio de Normas Contables		422.652

(*) En la letra g) se explica detalladamente la naturaleza de los principales ajustes.

Estos ajustes, tanto en el patrimonio como en el resultado, se generan por la adopción del nuevo Compendio de Normas Contables de la SBIF, por lo tanto estos no corresponden al reconocimiento de errores de ejercicios anteriores de acuerdo a la NIC 8.

c)     Estado Consolidado de Situación de apertura de acuerdo al nuevo Compendio de Normas Contables

Tal como se comentó anteriormente, al 01 de Enero de 2008 se aplicaron retroactivamente las normas del nuevo Compendio de Normas Contables con el objetivo de elaborar el respectivo Estado Consolidado de Situación de apertura bajo estas nuevas normas contables.

A continuación se presenta la conciliación de los saldos del Estado de Situación Financiera, debiendo entenderse por:

Saldos de cierre:
Son aquellos que figuran en los estados financieros consolidados del Banco y sus filiales al 01 de Enero de 2008, los cuales se prepararon conforme a los criterios y principios contables anteriormente vigentes.

Ajustes:
Cambios con origen principalmente en los criterios de valorización y políticas contables modificadas por la nueva normativa. Dentro de este concepto se incluyen las modificaciones al perímetro de consolidación que establece el nuevo Compendio de normas Contables.

Saldos de Apertura:
Son aquellos que resultan de considerar el efecto de los ajustes en los saldos de cierre.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°02 – CAMBIOS CONTABLES, continuación:

	Al 01 de Enero de 2008
	Saldos de Cierre	Ajustes (*)	Saldos de Apertura
	MM$	MM$	MM$

ACTIVOS
Efectivo y depósitos en bancos	1.108.444	193	1.108.637
Operaciones con liquidación en curso	316.240	-	316.240
Instrumentos para negociación	1.090.004	3.441	1.093.445
Contratos de retrocompra y préstamos de valores	33.999	-	33.999
Contratos de derivados financieros	780.775	-	780.775
Adeudado por bancos	45.961	-	45.961
Créditos y cuentas por cobrar a clientes	12.028.053	(5.778)	12.022.275
Instrumentos de inversión disponibles para la venta	779.635	-	779.635
Inversiones en sociedades	6.795	506	7.301
Intangibles	56.187	37	56.224
Activo fijo	245.619	(43.130)	202.489
Impuestos corrientes	1.933	566	2.499
Impuestos diferidos	61.260	19.729	80.989
Otros activos	474.091	(13.809)	460.282
TOTAL ACTIVOS	17.028.996	(38.245)	16.990.751

PASIVOS
Depósitos y otras obligaciones a la vista	2.868.769	(835)	2.867.934
Operaciones con liquidación en curso	135.219	-	135.219
Contratos de retrocompra y préstamos de valores	308.651	(1.021)	307.630
Depósitos y otras captaciones a plazo	7.887.897	-	7.887.897
Contratos de derivados financieros	778.217	-	778.217
Obligaciones con bancos	1.099.443	14	1.099.457
Instrumentos de deuda emitidos	2.154.996	-	2.154.996
Otras obligaciones financieras	147.868	27.799	175.667
Impuestos corrientes	15.897	170	16.067
Impuestos diferidos	10.877	207	11.084
Provisiones	46.376	3.726	50.102
Otros pasivos	116.697	1.852	118.549
TOTAL PASIVOS	15.570.907	31.912	15.602.819

PATRIMONIO
Atribuible a tenedores patrimoniales del banco:	1.438.042	(68.244)	1.369.798
Capital	818.535	-	818.535
Reservas	47.330	-	47.330
Cuentas de valoración	(9.475)	-	(9.475)
Utilidades retenidas	581.652	(68.244)	513.408
Utilidades retenidas de ejercicios anteriores	581.652	(68.244)	513.408
Utilidad (pérdida) del ejercicio	-	-	-
Menos: Provisión para dividendos mínimos	-	-	-
Interés minoritario	20.047	(1.913)	18.134

TOTAL PATRIMONIO	1.458.089	(70.157)	1.387.932

TOTAL PASIVOS Y PATRIMONIO	17.028.996	(38.245)	16.990.751

(*) En la letra g) se explica detalladamente la naturaleza de los principales ajustes.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°02 – CAMBIOS CONTABLES, continuación:

d)       Estados de Situación Financiera pro-forma

Con el objetivo de presentar estados financieros comparativos durante el año 2009, el Banco confeccionó un set de estados financieros pro-forma para el año 2008, a continuación se presenta la formulación de los Estados de Situación Financiera pro-forma al 31 de Diciembre de 2008:

	Al 31 de Diciembre de 2008
	Norma Antigua	Ajuste (*)	Compendio de Normas Contables
	MM$	MM$	MM$

ACTIVOS
Efectivo y depósitos en bancos	854.838	573	855.411
Operaciones con liquidación en curso	335.405	-	335.405
Instrumentos para negociación	1.161.631	4.795	1.166.426
Contratos de retrocompra y préstamos de valores	-	-	-
Contratos de derivados financieros	1.846.509	-	1.846.509
Adeudado por bancos	95.499	-	95.499
Créditos y cuentas por cobrar a clientes	14.319.370	(8.021)	14.311.349
Instrumentos de inversión disponibles para la venta	1.580.240	-	1.580.240
Inversiones en sociedades	6.990	287	7.277
Intangibles	73.089	(4.857)	68.232
Activo fijo	260.105	(59.716)	200.389
Impuestos corrientes	18.289	426	18.715
Impuestos diferidos	64.821	24.004	88.825
Otros activos	520.348	(11.693)	508.655
TOTAL ACTIVOS	21.137.134	(54.202)	21.082.932

PASIVOS
Depósitos y otras obligaciones a la vista	2.949.757	(1.595)	2.948.162
Operaciones con liquidación en curso	142.552	-	142.552
Contratos de retrocompra y préstamos de valores	563.234	(1.011)	562.223
Depósitos y otras captaciones a plazo	9.756.266	-	9.756.266
Contratos de derivados financieros	1.469.724	-	1.469.724
Obligaciones con bancos	1.425.065	2	1.425.067
Instrumentos de deuda emitidos	2.651.372	-	2.651.372
Otras obligaciones financieras	103.278	28.040	131.318
Impuestos corrientes	163	628	791
Impuestos diferidos	18.766	671	19.437
Provisiones	162.165	4.554	166.719
Otros pasivos	292.182	1.551	293.733
TOTAL PASIVOS	19.534.524	32.840	19.567.364

PATRIMONIO
Atribuible a tenedores patrimoniales del banco:	1.578.045	(88.356)	1.489.689
Capital	891.303	-	891.303
Reservas	51.539	-	51.539
Cuentas de valoración	(7.552)	-	(7.552)
Utilidades retenidas	642.755	(88.356)	554.399
Utilidades retenidas de ejercicios anteriores	413.053	(175.265)	237.788
Utilidad (pérdida) del ejercicio	328.146	86.909	415.055
Menos: Provisión para dividendos mínimos	(98.444)	-	(98.444)
Interés minoritario	24.565	1.314	25.879

TOTAL PATRIMONIO	1.602.610	(87.042)	1.515.568

TOTAL PASIVOS Y PATRIMONIO	21.137.134	(54.202)	21.082.932

(*) En la letra g) se explica detalladamente la naturaleza de los principales ajustes.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°02 – CAMBIOS CONTABLES, continuación:

e)       Estados de Resultados pro-forma

Tal como se comentaba en el punto anterior, el Banco confeccionó un set de estados financieros pro-forma para el año 2008 con ánimo de presentar información comparativa, a continuación se presenta la formulación de los Estados de Resultados pro-forma al 31 de Diciembre de 2008:

	Al 31 de Diciembre de 2008
	Norma Antigua	Ajuste (*)	Compendio de Normas Contables
	MM$	MM$	MM$

RESULTADOS OPERACIONALES

Ingresos por intereses y reajustes	2.061.112	234	2.061.346
Gastos por intereses y reajustes	(1.164.071)	(5.209)	(1.169.280)
Ingreso neto por intereses y reajustes	897.041	(4.975)	892.066

Ingresos por comisiones	276.433	19.536	295.969
Gastos por comisiones	(52.840)	-	(52.840)
Ingreso neto de comisiones	223.593	19.536	243.129

Utilidad neta de operaciones financieras	273.084	393	273.477
Utilidad (pérdida) de cambio neta	(187.042)	-	(187.042)
Otros ingresos operacionales	16.512	1.710	18.222
Total ingresos operacionales	1.223.188	16.664	1.239.852

Provisiones por riesgo de crédito	(285.953)	(2.030)	(287.983)

INGRESO OPERACIONAL NETO	937.235	14.634	951.869

Remuneraciones y gastos de personal	(209.134)	(37.641)	(246.775)
Gastos de administración	(161.977)	28.295	(133.682)
Depreciaciones y amortizaciones	(51.944)	4.317	(47.627)
Deterioros	-	(84)	(84)
Otros gastos operacionales	(42.259)	665	(41.594)
TOTAL GASTOS OPERACIONALES	(465.314)	(4.448)	(469.762)

RESULTADO OPERACIONAL	471.921	10.186	482.107

Resultado por inversiones en sociedades	851	(219)	632
Corrección Monetaria	(78.027)	78.027	-

Resultado antes de impuesto a la renta	394.745	87.994	482.739

Impuesto a la Renta	(63.728)	3.641	(60.087)

UTILIDAD CONSOLIDADA DEL EJERCICIO	331.017	91.635	422.652

Atribuible a:
Tenedores patrimoniales del Banco	328.146	86.909	415.055
Interés minoritario	2.871	4.726	7.597

(expresada en pesos)
Utilidad básica	1,741	0,462	2,203
Utilidad diluida	1,741	0,462	2,203

(*) En la letra g) se explica detalladamente la naturaleza de los principales ajustes.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°02 - CAMBIOS CONTABLES, continuación:

f)       Estado de Flujo de Efectivo pro-forma

Con el objetivo de entregar una conciliación entre el Estado de Flujos de Efectivo presentado bajo las anteriores normas contables por el período terminado el 31 de Diciembre de 2008 y el incluido en estos estados financieros intermedios, a continuación se presenta la formulación de este estado pro-forma:

	Al 31 de Diciembre de 2008
			Compendio de
	Norma Antigua	Ajuste (*)	Norma
	MM$	MM$	MM$

A - FLUJOS DE EFECTIVO DE LAS ACTIVIDADES DE OPERACION:
UTILIDAD CONSOLIDADA ANTES DE IMPUESTO A LA RENTA	394.745	87.994	482.739
Cargos (abonos) a resultados que no significan movimiento de efectivo	(831.975)	60.160	(771.815)
Depreciaciones y amortizaciones	51.944	(4.317)	47.627
Deterioro de activo fijo	84	-	84
Provisiones por activos riesgosos	323.848	2.029	325.877
Provision ajuste a valor de mercado de inversiones	(1.121)	-	(1.121)
Utilidad por inversiones en sociedades	(851)	219	(632)
Utilidad en venta de bienes recibidos en pago	(8.481)	(363)	(8.844)
Utilidad en venta de participacion en otras sociedades	(4.348)	-	(4.348)
Utilidad en venta de activos fijos	139	(858)	(719)
Castigo de bienes recibidos en pago	5.410	(86)	5.324
Ingresos netos por intereses	(897.041)	4.975	(892.066)
Ingresos netos comisiones	(223.593)	(19.536)	(243.129)
Corrección monetaria	(78.097)	78.097	-
Cambios en los activos y pasivos por impuestos diferidos	132	-	132
Aumento/disminución de activos y pasivos de operación	278.808	(144.872)	133.936
Disminución (aumento) de créditos y cuentas por cobrar a clientes	(1.949.477)	2.243	(1.947.234)
Disminución (aumento) de inversiones financieras	(907.888)	(1.354)	(909.242)
Disminución (aumento) por contratos de retrocompra (activos)	39.512	-	39.512
Disminución (aumento) de adeudados por bancos	(49.561)	-	(49.561)
Disminución de bienes recibidos o adjudicados en pago	(10.195)	-	(10.195)
Aumento de acreedores en cuentas corrientes	109.230	(760)	108.470
Aumento (disminución) de depósitos y otras captaciones a plazo	1.547.972	-	1.547.972
Aumento de obligaciones con bancos del país	1.786	-	1.786
Aumento (disminución) de otras obligaciones a la vista o a plazo	(57.518)	240	(57.278)
Aumento de obligaciones con bancos del exterior	321.580	-	321.580
Disminución de obligaciones con el Banco Central de Chile	(959)	-	(959)
Aumento por contratos de retrocompra (pasivos)	280.402	10	280.412
Disminución de otros pasivos de corto plazo	(58.173)	-	(58.173)
Aumento neto de otros activos y pasivos	(46.707)	(163.453)	(210.160)
Rescate de letras de crédito	(161.664)	-	(161.664)
Emisión de bonos corrientes	303.722	-	303.722
Rescate de bonos corrientes y pago de intereses	(24.771)	-	(24.771)
Intereses y reajustes percibidos	1.604.053	234	1.604.287
Intereses y reajustes pagados	(823.039)	(5.209)	(828.248)
Dividendos recibidos de inversiones en sociedades	638	-	638
Comisiones percibidas	276.433	19.536	295.969
Comisiones pagadas	(52.840)	-	(52.840)
Impuestos a la renta	(63.728)	3.641	(60.087)
Total flujos originados por actividades operacionales	(158.422)	3.282	(155.140)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°02 - CAMBIOS CONTABLES, continuación:

	Al 31 de Diciembre de 2008
			Compendio de
	Norma Antigua	Ajuste (*)	Norma
	MM$	MM$	MM$

B - FLUJOS DE EFECTIVO DE LAS ACTIVIDADES DE INVERSIÓN:
Adquisiciones de activos fijos	(18.672)	(890)	(19.562)
Enajenaciones de activos fijos	10.866	1.148	12.014
Enajenaciones de inversiones en sociedades	386	-	386
Adquisiciones de activos intangibles	(38.177)	-	(38.177)
Total flujos originados por actividades de inversión	(45.597)	258	(45.339)

C - FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE FINANCIAMIENTO:
Originados por actividades de financiamiento de tenedores patrimoniales	(40.882)	-	(40.882)
Aumento de otras obligaciones	27.044	-	27.044
Emisión de bonos subordinados	145.421	-	145.421
Rescate de bonos subordinados y pago de intereses	(12.728)	-	(12.728)
Dividendos pagados	(200.619)	-	(200.619)
Originados por actividades de financiamiento de los minoritarios	-	(33)	(33)
Dividendos y/o retiros pagados	-	(33)	(33)
Total flujos originados por actividades de finaciamiento	(40.882)	(33)	(40.915)

D - VARIACION EFECTIVO Y EFECTIVO EQUIVALENTE DURANTE EL PERIODO	(244.901)	3.507	(241.394)
EFECTO DE LA INFLACIÓN SOBRE EL EFECTIVO Y EFECTIVO EQUIVALENTE	3.126	(3.126)	-
E - EFECTIVO INICIAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	1.289.466	192	1.289.658

SALDO FINAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	1.047.691	573	1.048.264

 (*) En la letra g) se explica detalladamente la naturaleza de los principales ajustes.

g)       Descripción de los principales ajustes

i.      Perímetro de consolidación

De acuerdo a la normativa vigente hasta el 31 Diciembre de 2007, Capítulo 11-6 “Inversiones en sociedades en el país” de la Recopilación Actualizada de Normas; el Banco consideraba dentro de su perímetro de consolidación a las sociedades filiales y a las sociedades de apoyo al giro.
En primer caso, estas sociedades eran consolidadas mediante el método de integración global (línea a línea), siendo las siguientes:

Sociedad	% de Participación
	Directo	Indirecto	Total

Santander Corredora de Seguros Limitada	99,75	0,01	99,76
Santander S.A. Corredores de Bolsa	50,59	0,41	51,00
Santander Asset Management S.A. Administradora General de Fondos	99,96	0,02	99,98
Santander S.A. Agente de Valores	99,03	-	99,03
Santander S.A. Sociedad Securitizadora	99,64	-	99,64
Santander Servicios de Recaudación y Pagos Limitada	99,90	0,10	100,00

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°02 - CAMBIOS CONTABLES, continuación:

Por su parte, las sociedades de apoyo al giro eran valorizadas mediante el método de puesta en equivalencia (VPP o VP), considerando las siguientes entidades:

Sociedad	% Participación

Redbanc S.A.	33,42
Transbank S.A.	32,71
Centro de Compensación Automatizado	33,33
Sociedad Interbancaria de Depósito de Valores S.A.	29,29
Cámara Compensación de Alto Valor S.A.	11,52
Administrador Financiero del Transantiago S.A.	20,00
Sociedad Nexus S.A.	12,90

Con la entrada en vigencia del nuevo Compendio de Normas Contables, el Banco ha debido analizar y definir nuevamente su perímetro de consolidación, teniendo presente que ahora el criterio fundamental a considerar es el grado de control que posea el Banco sobre una determinada entidad y no su porcentaje de participación en el patrimonio.
Producto de este análisis, se determinó lo siguiente:

1.
Se mantendrán los métodos de consolidación/valorización utilizados hasta el 31 de Diciembre de 2008 para las sociedades filiales y de apoyo al giro. Lo anterior, debido a que se concluyó que en el primer caso el Banco posee control sobre ellas y en el segundo ejerce una influencia significativa.

2.
Por otro lado, de acuerdo a lo estipulado por la NIC 27 y la SIC 12, el Banco ha evaluado la existencia de Entidades de Propósito Especial (EPE), las cuales han sido incluidas en el perímetro de consolidación, siendo sus principales características las siguientes:

-	Las actividades de la EPE han sido dirigidas, en esencia, en nombre de la entidad que presenta los estados financieros consolidados, y de acuerdo a sus necesidades específicas de negocio.
-
Se poseen los poderes de decisión necesarios para obtener la mayoría de los beneficios de las actividades de esas entidades y los derechos para obtener la mayoría de los beneficios u otras ventajas de dichas entidades.

-	En esencia, la entidad retiene para sí, la mayoría de los riesgos inherentes a la propiedad o residuales a la EPE o a sus activos, con el fin de obtener los beneficios de sus actividades.

Producto de esta evaluación, se concluyó que el Banco ejercía el control sobre un número determinado de entidades, las cuales fueron incorporadas a su perímetro de consolidación. Estas entidades son:

- Santander Gestión de Recaudación y Cobranzas Limitada.
- Multinegocios S.A.
- Servicios Administrativos y Financieros Limitada.
- Servicios de Cobranzas Fiscalex Limitada.
- Multiservicios de Negocios Limitada.
- Bansa Santander S.A.
- Santander Multimedios S.A.

A principios del año 2009, la sociedad Santander Multimedios S.A., realizó un cambió en su giro de negocios, lo que generó que sus ingresos ya no dependieran en gran medida de las operaciones realizadas con el Banco. Producto de ello, se determinó que el Banco ya no ejercía control sobre ella, debiendo excluirla del perímetro de consolidación a partir de Marzo de 2009.

ii.  Sociedades de apoyo al giro

Dentro de este ítem se han agrupado los efectos particulares que generó la adopción del nuevo Compendio de Normas Contables en cada una de las diversas sociedades de apoyo al giro, considerando en cada caso el efecto proporcional que generan estos efectos/ajustes en el patrimonio del Banco, en base al porcentaje de participación que tiene el Banco sobre estas sociedades.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°02 - CAMBIOS CONTABLES, continuación:

iii.  Corrección monetaria

De acuerdo a la normativa anteriormente vigente, los estados financieros consolidados se preparaban aplicando corrección monetaria integral, con el objetivo de reflejar los efectos de los cambios en el poder adquisitivo del peso chileno durante cada período.

Según el nuevo Compendio de Normas Contables y de acuerdo a la NIC 29 “Información Financiera en Economías Hiperinflacionarias”, se aplicará corrección monetaria solo cuando la entidad cuya moneda funcional sea una moneda correspondiente a una economía hiperinflacionaria (entiéndase que es aquella economía con 100 por ciento de inflación en 3 años). En el caso del Banco, la moneda funcional es el Peso Chileno.

Debido a que la economía chilena no cumple los requisitos antes descritos, es que el Banco debió eliminar la corrección monetaria a partir del 01 de Enero de 2008. De acuerdo a lo establecido en el Capítulo E del Compendio de Normas Contables, la corrección monetaria aplicada hasta el 31 de Diciembre de 2007 no fue objeto de reversiones. Por su parte, la corrección monetaria del capital pagado y reservas al 31 de Diciembre de 2008 no fueron revertidas, de acuerdo a lo establecido en el Capítulo E del Compendio de Normas Contables y a la necesidad de mantener los montos del capital pagado y de las reservas constituidas de acuerdo con las reglas aplicadas para efectos legales o estatutarios.

iv.  Activo fijo e intangibles

Dentro de este ítem, se incluye principalmente el efecto que genera el recálculo de las depreciaciones y amortizaciones de los activos fijos en general y de los intangibles (software y desarrollos informáticos) producto de la eliminación de la corrección monetaria (tal como se describe en el punto iii) y de las determinación del costo atribuido en el caso de los activos fijos al 01 de Enero de 2008.

De acuerdo a lo establecido en el Capítulo E del nuevo Compendio de Normas Contables, al 01 de Enero de 2008 el Banco determinó el costo atribuido de sus activos fijos, eligiendo el menor importe entre el costo histórico de cada unos de ellos (incluyendo su respectiva corrección monetaria hasta el 31 de Diciembre de 2007) y su valor razonable, basado en una tasación de los mismos, realizada por un tercero independiente.

v.  Bienes recibidos o adjudicados en pago

Anteriormente, los bienes recibidos o adjudicados en pago (BRP) eran valorizados al costo (precio convenido con el deudor en la dación en pago o el valor de adjudicación en remate judicial, según sea el caso, corregido monetariamente), menos una provisión de valuación individual en base a una tasación independiente. Al cabo de un año, en cumplimiento de lo dispuesto en el N° 5 del artículo 84 de la Ley General de Bancos, para hacer uso de un plazo adicional para vender los bienes recibidos o adjudicados en pago, los bancos debían castigar los bienes que se encontraban en esa situación.

La principal modificación que introduce en la valorización de los BRP el nuevo Compendio de Normas Contables, Capítulo B-5, (además de la eliminación de la corrección monetaria descrita en el punto iii.) es que al momento de realizar la provisión de valuación inicial se deberá considerar su valor realizable neto, es decir, el valor razonable (tasación independiente) menos los costos necesarios para mantenerlo y enajenarlo.

De acuerdo a los estudios realizados por el Banco, al 01 de Enero de 2008 se determinó un costo de venta (costo para mantenerlo y enajenarlo) promedio estimado de un 5,8% sobre el valor de tasación y al 31 de Diciembre de 2008 éste ascendió a un 6,5%.

En este ítem se presentan los efectos que genera la aplicación del costo de venta anteriormente descrito.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°02 - CAMBIOS CONTABLES, continuación:

vi.  Castigos de colocaciones

De acuerdo a la normativa anteriormente vigente, el plazo para efectuar los castigos de las cuotas vencidas y morosas de los créditos y cuentas a cobrar, se computaba desde su ingreso a cartera vencida, la cual representaba a aquellas operaciones que se encontraban morosas en el pago de capital e intereses por noventa días o más. Este ingreso a cartera vencida se realizaba anteriormente cuota a cuota.

De acuerdo a lo establecido en el Capítulo B-2 del nuevo Compendio de Normas Contables, el plazo para realizar los castigos de los créditos y cuentas por cobrar debe computarse desde el inicio de la mora de una determinada operación, afectando por tanto al 100% de la operación, ya sea que tenga una proporción morosa, vencida o vigente.

A continuación se muestra un cuadro con los principales tipos de colocación y sus respectivos plazos de castigo de acuerdo a lo estipulado por el nuevo Compendio de Normas Contables:

Tipo de contrato	Plazo

Operaciones de Leasing

Leasing de consumo	6 meses
Otras operaciones de leasing no inmobiliario	12 meses
Leasing inmobiliario (comercial o vivienda)	36 meses

Resto de Operaciones

Créditos de consumo con o sin garantías reales	6 meses
Otras operaciones sin garantías reales	24 meses
Créditos comerciales con garantías reales	36 meses
Créditos hipotecarios para vivienda	48 meses

Dentro de este ítem, el Banco ha clasificado los efectos que surgen de la aplicación de esta nueva metodología para la aplicación de los castigos de créditos y cuentas a cobrar, así como también el efecto colateral que genera en las provisiones constituidas para cada una de las operaciones (al castigarse al 100% la operación, deben liberarse las provisiones constituidas).

vii. Impuestos diferidos

Dentro de este ítem se agrupan los efectos impositivos (impuestos diferidos) generados por las diferencias temporales, originadas a su vez, por los ajustes comentados anteriormente, sea que estos afecten directamente al patrimonio o al Estado Consolidado de  Resultados.

viii.  Otros ajustes

Dentro de este ítem, en general, se incluye la aceleración de desembolsos que anteriormente eran activados y devengados en resultado en un período de tiempo determinado, los cuales debieron ser acelerados por los cambios realizados en el perímetro de consolidación.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°03 - HECHOS RELEVANTES:

Al 31 de Diciembre de 2009, se han registrado los siguientes hechos relevantes que han influido en las operaciones de Banco o en los estados financieros:

a)       Directorio

En Junta General Ordinaria de Accionistas celebrada el 28 de Abril de 2009 se reúne la Junta General Ordinaria de Accionistas de Banco Santander Chile, bajo la Presidencia de don Mauricio Larraín Garcés (Presidente), Jesús María Zabalza Lotina (Primer Vicepresidente), Carlos Olivos Marchant (Segundo Vicepresidente), Víctor Arbulú Crousillat, Claudia Bobadilla Ferrer, Marco Colodro Hadjes, Juan Manuel Hoyos Martínez de Irujo, Roberto Méndez Torres, Vittorio Corbo Lioi, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz (Directores), Raimundo Monge Zegers (Director Suplente) y Jesús María Zabalza Lotina (Director Suplente ).

El Presidente, don Mauricio Larraín Garcés, expresó al Directorio que don Gonzalo Romero Astaburuaga había presentado su renuncia indeclinable al cargo de Fiscal y de secretario del Directorio desde el 30 de Junio de 2009. El Presidente propuso al Directorio designar como Fiscal a don Juan Pedro Santa María Pérez, quien es un destacado abogado y Director Jurídico del Grupo Santander, el cual desde el 01 de Julio de 2009 asume como Fiscal.

En Sesión Extraordinaria de Directorio celebrada el 22 de Diciembre de 2009 con motivo de la renuncia a su cargo de Director titular de don Juan Manuel Hoyos Martínez de Irujo, el Directorio ha nombrado en su reemplazo como Director titular a don Oscar von Chrismar Carvajal, quien en forma transitoria continuará ejerciendo el cargo de Gerente General del Banco hasta el 31 de Diciembre de 2009. A partir del 01 de Enero de 2010 don Oscar von Chrismar Carvajal tendrá la calidad de Segundo Vicepresidente del Directorio, y don Carlos Olivos Marchant dejará el cargo de Segundo Vicepresidente quedando como Director.

Por otra parte se designa como Gerente General del Banco, a contar del 01 de Enero de 2010, a Claudio Melandri Hinojosa. Además, se designa como Director Suplente del Banco a Juan Manuel Hoyos Martínez, cargo que se encontraba vacante.

b)       Colocación de bonos

Durante el año 2009 el Banco colocó bonos corrientes por un monto de UF 18.000.000 y de USD 800.000.000. Además de bonos subordinados por un monto ascendente a UF 300.000, de acuerdo al siguiente detalle:

Bonos corrientes:

Serie	Monto	Plazo	Tasa de Emisión	Fecha de Emisión	Fecha de Vencimiento
F1	UF 3.000.000	8 años	3,50% anual simple	02-05-2008	02-05-2016
F2	UF 3.000.000	9 años	4,20% anual simple	01-09-2008	01-09-2017
F3	UF 3.000.000	5 años	4,50% anual simple	01-02-2009	01-02-2014
F4	UF 3.000.000	4 años	4,50% anual simple	01-02-2009	01-02-2013
F5	UF 3.000.000	4,5 años	2,50% anual simple	01-05-2009	01-11-2013
F6	UF 3.000.000 (1)	5 años	3,50% anual simple	01-09-2009	01-09-2014
F7	UF 3.000.000 (2)	4,5 años	3,30% anual simple	01-11-2009	01-05-2014
Total	UF 18.000.000

144 A	USD 500.000.000	3 años	2,875% anual simple	13-11-2009	13-11-2012
144 A	USD 300.000.000	3 años	2,875% anual simple	13-11-2009	13-11-2012
Total	USD 800.000.000

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°03 - HECHOS RELEVANTES, continuación:

Bonos subordinados

Serie	Monto	Plazo	Tasa de Emisión	Fecha de Emisión	Fecha de Vencimiento
G2	UF 300.000 (1)	30 años	4,80% anual simple	01-09-2008	01-03-2038

(1)
Con fecha 01 de Septiembre de 2008 y 01 de Septiembre de 2009 se inscribió en el registro de valores de la Superintendencia de Bancos e Instituciones Financieras, una línea de bonos subordinados y una línea de bonos bancarios por UF 3.000.000 cada una, series G2 y F6 a 30 y a 5 años plazo respectivamente. Estos bonos no se han terminado de colocar completamente, así el Bono serie G2 posee un valor nominal de UF 1.950.000 sin colocar y el Bono serie F6 posee un valor nominal sin colocar de UF 1.090.000 al 31 de Diciembre de 2009 cada uno.

(2)
Con fecha 01 de Noviembre de 2009 se inscribió en el registro de valores de la Superintendencia de Bancos e Instituciones Financieras, una línea de bonos bancarios por UF 3.000.000 serie F7 a 4,5 años plazo.  De este bono no se han realizado colocaciones en el presente ejercicio.

c)       Venta de inmueble

Con fecha 30 de Diciembre de 2009 Banco Santander Chile realiza la venta del inmueble ubicado en calle Bandera N°201 a IM Trust Administradora General de Fondos para el Fondo de Inversión Privado Inmobiliario Bandera. El pago total por esta operación ascendió a la suma de MM$ 11.102. Al momento de la venta el valor contable del bien era de MM$ 4.030, generando un resultado por venta de MM$ 7.072, incluido en el rubro otros ingresos operacionales del Estado Consolidado de Resultados.

d)       Compra de acciones

Con fecha 9 de Marzo de 2009 Banco Santander Chile realiza la compra de 54 acciones de la Sociedad Operadora de la Cámara de Compensación de pagos Alto Valor S.A. de propiedad de Banco Ripley S.A., el precio de venta por cada acción fue de $295.208,49 por lo tanto el total de la compra fue por MM$ 16, incluida en el rubro inversiones en sociedades del Estado de Situación Financiera Consolidado.

Con fecha 21 de Abril de 2009 Banco Santander Chile realiza la compra de 55 acciones de la Sociedad Operadora de la Cámara de Compensación de pagos Alto Valor S.A. de propiedad de Banco Penta S.A., el precio de venta por cada acción fue de $295.208,49 por lo tanto el total de la compra fue por MM$ 16, incluida en el rubro inversiones en sociedades del Estado de Situación Financiera Consolidado.

e)       Venta de acciones

Con fecha 10 de Marzo de 2009 Visa Inc. cede a Banco Santander Chile un total de 34.093 acciones clase LAC. Con fecha 20 de Marzo de 2009 se vende el 51% del total de las acciones, correspondiente a 17.387 acciones, a un precio por acción de $27.442 generando un resultado por venta de MM$ 477, incluida en el rubro otros ingresos operacionales del Estado Consolidado de Resultados.

Con fecha 26 de Junio de 2009 se vendieron 16.049 acciones Mastercard. Al momento de la venta su valor contable era de MM$83 y su precio de venta fue MM$ 1.453, generando una utilidad por venta de MM$ 1.370, incluida en el rubro otros ingresos operacionales del Estado Consolidado de Resultados.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°03 - HECHOS RELEVANTES, continuación:

f)       Compra de acciones entre sociedades relacionadas

Con fecha 31 de Julio de 2009 Santander Chile Holding S.A. realiza la compra del 99,96% y del 99,99% de las acciones de la sociedad Multinegocios S.A. y de la sociedad Servicios de Cobranzas Fiscalex Limitada. El total de la compra fue por MM$52 y MM$7, respectivamente.

Con fecha 31 de Julio de 2009 Santander Inversiones Limitada realiza la compra de 2 acciones equivalentes al 0,04% de la propiedad de la sociedad Multinegocios S.A. y el 0,01% de la propiedad de la sociedad Servicios de Cobranzas Fiscalex Limitada. El total de la compra fue por $20.959 y $699, respectivamente.

Con fecha 31 de Julio de 2009 Teatinos Siglo XXI Inversiones Limitada realiza la compra del 90% de las acciones de la sociedad Multiservicios de Negocios Limitada. El total de la compra fue por MM$ 14. Además, realiza la compra del 90% de las acciones de la sociedad Servicios Administrativos y Financieros Limitada. El total de la compra fue por MM$ 14.

Con fecha 31 de Julio de 2009 Aurum S.A. realiza la compra del 10% de las acciones de la sociedad Multiservicios de Negocios Limitada. El total de la compra fue por MM$ 2. Además, realiza la compra del 10% de las acciones de la sociedad Servicios Administrativos y Financieros Limitada. El total de la compra fue por MM$ 2.

g)       Venta de bienes recibidos o adjudicados en pago

Con fecha 30 de Diciembre de 2009 Banco Santander Chile realiza la venta de 201 inmuebles recibidos en pago a IM Trust Administradora General de Fondos para el Fondo de Inversión Privado Inmobiliario Bandera, por la suma de MM$ 5.852 cuyo valor libro al momento de la operación ascendía a la suma de MM$ 5.723, generando un resultado por MM$ 130.

h)       Compraventa de créditos

Durante el año 2009, el Banco vendió parte de su cartera de colocaciones que se encontraba castigada. La cesión de derechos se realizó en Noviembre de 2009 por un total de MM$ 8.689, monto que fue ingresado en su totalidad a ingresos por venta de cartera castigada.

Adicionalmente, durante el año 2009, se vendió cartera vigente por un total de MM$ 15.389 lo que generó un ingreso por venta de cartera de aproximadamente MM$ 542.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°04 - SEGMENTOS DE NEGOCIO:

El Banco administra y mide el desempeño de sus operaciones por segmentos de negocios. La información que se incluye en esta nota no es necesariamente comparable con la de otras instituciones financieras, debido a que se basa en el sistema interno de información para la gestión según los segmentos establecidos por el Banco. No obstante, la valorización y clasificación de los activos, pasivos y resultados de cada segmento considera los criterios contables señalados en Nota 01 d) de los estados financieros consolidados.

Las transacciones entre segmentos se realizan bajo condiciones y términos comerciales normales. Los activos, pasivos y resultados de cada segmento incluyen ítems directamente atribuibles al segmento al que pueden asignarse con una base razonable.

El Banco se compone de los siguientes segmentos de negocios:

Individuos

a.	Santander Banefe
Atiende a individuos con ingresos mensuales de entre $150.000 y $400.000 pesos, los cuales reciben servicios por medio de Santander Banefe. Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos hipotecarios, tarjetas de débito, productos de ahorro, fondos mutuos y seguros.

b.	Banca Comercial
Atiende a individuos con ingresos mensuales mayores a $400.000 pesos. Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos comerciales, comercio exterior, préstamos hipotecarios, tarjetas de débito, cuentas corrientes, productos de ahorro, fondos mutuos, corretaje de acciones y seguros.

PYMEs

Atiende a compañías pequeñas con ventas anuales inferiores a MM$1.200. Este segmento ofrece a sus clientes una variedad de productos que incluyen préstamos comerciales, créditos con garantía estatal, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, productos de ahorro, fondos mutuos y seguros.

Institucionales

Atiende a organizaciones institucionales tales como universidades, organismos gubernamentales, municipalidades y gobiernos regionales. En este segmento se ofrece una variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, productos de ahorro, fondos mutuos y seguros.

Empresas

El segmento Empresas está compuesto por Banca Comercial y Banca Empresas, donde se encuentran como subsegmentos las empresas medianas, empresas del sector inmobiliario (Inmobiliaria) y Grandes Empresas:

a.	Empresas
Atiende a compañías con ventas anuales sobre los MM$ 1.200 y hasta MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, productos de ahorro, fondos mutuos y seguros.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

b.	Inmobiliaria
Este segmento también incluye todas las compañías en el sector inmobiliario. A estos clientes, en adición de ofrecerle los tradicionales servicios bancarios, se les ofrece servicios especializados para el financiamiento de proyectos principalmente residenciales, con la intención de aumentar la venta de préstamos hipotecarios.

Agrupa a todas las empresas inmobiliarias del sector que ejecutan proyectos para vender a terceros y a todas las constructoras con ventas anuales superiores a MM$ 800 sin tope.

c.	Grandes Empresas
Considera compañías con ventas anuales sobre los MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

Global Banking and Markets

El segmento Global Banking and Markets se compone de:

a.	Corporativa
Compañías multinacionales extranjeras o empresas multinacionales chilenas que tienen ventas por encima de los MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

b.	Tesorería
La División de Tesorería proporciona sofisticados productos financieros principalmente a compañías en el área de Banca Mayorista y el segmento de Empresas. Se incluyen productos como financiamiento y captación a corto plazo, servicios de corretaje, derivados, securitización y otros productos diseñados según la necesidad. El área de Tesorería también maneja la intermediación de posiciones, así como la cartera de inversiones propias.

Actividades Corporativas (“Otros”)

Este segmento incluye Gestión Financiera, que desarrolla las funciones globales de gestión de la posición estructural de cambio, del riesgo de interés estructural de la entidad matriz y del riesgo de liquidez. Este último, a través de la realización de emisiones y utilizaciones. Así mismo se gestionan, igualmente, los recursos propios, la dotación de capital que se hace a cada unidad y el costo de financiación de las inversiones realizadas. Todo ello hace que, habitualmente, tenga aportación negativa a los resultados.

Además este segmento incorpora todos los resultados intra-segmento, todas las actividades no asignadas a un segmento o producto con clientes.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

Las políticas contables de los segmentos son las mismas que las descritas en el resumen de los principios contables, y son personalizados para satisfacer las necesidades de gestión del Banco. El Banco obtiene la mayoría de sus ingresos procedentes de los ingresos por intereses, los ingresos por comisiones y los resultados por operaciones financieras. La máxima autoridad en la toma de decisiones de cada segmento se basa principalmente en los ingresos por intereses, los ingresos por comisiones y provisión de gastos para evaluar el desempeño de los segmentos, y así tomar decisiones sobre los recursos que se asignarán a éstos.

Con el fin de lograr el cumplimiento de los objetivos estratégicos establecidos por la alta dirección y adaptarse a las cambiantes condiciones de mercado, cada cierto tiempo, el Banco realiza adecuaciones en su organización, modificaciones que a su vez impactan en mayor o menor medida, en la forma en que éste se gestiona o administra.

Así, la presente revelación entrega información sobre cómo el Banco se gestiona al 31 de Diciembre de 2009. En cuanto a la información correspondiente al año anterior (2008), ésta ha sido preparada con los criterios vigentes al cierre de los presentes estados financieros con el objetivo de lograr la debida comparabilidad de cifras.

Los cuadros que se presentan a continuación, muestran el resultado del Banco por segmentos de negocios, por los años terminados al 31 de Diciembre de 2008 y 2009 y además los saldos correspondientes a créditos y cuentas por cobrar a clientes al 31 de Diciembre de 2009 y 2008 y al 01 de Enero de 2008:

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

Al 31 de Diciembre de 2009
	Créditos y cuentas por cobrar a clientes (1)	Ingreso neto por intereses y reajustes	Ingreso neto de comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	7.287.925	532.060	171.433	19.027	(230.503)	(268.934)	223.083
Santander Banefe	609.808	115.840	29.452	5.078	(82.588)	(54.913)	12.869
Banca Comercial	6.678.117	416.220	141.981	13.949	(147.915)	(214.021)	210.214
PYMEs	2.485.505	228.928	41.917	11.037	(76.075)	(58.741)	147.066
Institucionales	282.933	18.789	1.962	664	(327)	(6.799)	14.289
Totales Retail	10.056.363	779.777	215.312	30.728	(306.905)	(334.474)	384.438

Empresas	2.471.162	114.432	20.567	16.181	(24.333)	(30.628)	96.219
Empresas	1.051.875	53.407	9.813	7.248	(8.618)	(15.989)	45.861
Inmobiliaria	982.938	17.792	2.338	148	2.041	(4.280)	18.039
Grandes Empresas	436.349	43.233	8.416	8.785	(17.756)	(10.359)	32.319
Global banking and markets	1.194.706	33.738	18.747	64.557	(2.511)	(29.485)	85.046
Corporativa	1.194.706	54.728	19.387	5	(2.511)	(14.803)	56.806
Tesorería	-	(20.990)	(640)	64.552	-	(14.682)	28.240
Otros	29.045	(71.431)	(496)	55.662	(98)	(13.307)	(29.670)

Totales	13.751.276	856.516	254.130	167.128	(333.847)	(407.894)	536.033

Otros ingresos operacionales							33.243
Otros gastos operacionales							(44.405)
Resultado por inversiones en sociedades							297
Impuesto a la renta							(88.862)
Utilidad (pérdida) consolidada del ejercicio							436.306

(1) Corresponde a créditos y cuentas por cobrar a clientes más adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.
(2) Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad (pérdida) de cambio neta.
(3) Corresponde a la suma de gastos de administración más gastos de personal más amortizaciones y deterioro.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

Al 31 de Diciembre de 2008								Al 01 de Enero de 2008
	Créditos y cuentas por cobrar a clientes (1)	Ingreso neto por intereses y reajustes	Ingreso neto de comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento	Créditos y cuentas por cobrar a clientes
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	6.859.547	520.332	160.286	19.460	(221.715)	(281.532)	196.831	5.870.141
Santander Banefe	698.268	137.299	28.292	6.208	(84.295)	(58.842)	28.662	663.721
Banca Comercial	6.161.279	383.033	131.994	13.252	(137.420)	(222.690)	168.169	5.206.420
PYMEs	2.468.820	220.058	39.931	9.452	(53.669)	(61.663)	154.109	2.128.785
Institucionales	224.776	17.591	1.789	765	(290)	(7.189)	12.666	209.937
Totales Retail	9.553.143	757.981	202.006	29.677	(275.674)	(350.384)	363.606	8.208.863

Empresas	2.882.943	113.223	16.846	14.740	(16.188)	(32.692)	95.929	2.491.306
Empresas	1.124.918	50.592	8.339	6.666	(8.556)	(17.095)	39.946	990.170
Inmobiliaria	1.235.465	19.244	1.712	256	(597)	(4.561)	16.054	517.922
Grandes Empresas	522.560	43.387	6.795	7.818	(7.035)	(11.036)	39.929	983.214
Global banking and markets	2.221.144	31.783	14.786	60.332	(759)	(31.184)	74.958	1.521.699
Corporativa	2.221.144	52.352	14.555	-	(759)	(15.567)	50.581	1.521.699
Tesorería	-	(20.569)	231	60.332	-	(15.617)	24.377	-
Otros	23.858	(10.921)	9.491	(18.314)	4.638	(13.908)	(29.014)	76.772

Totales	14.681.088	892.066	243.129	86.435	(287.983)	(428.168)	505.479	12.298.640

Otros ingresos operacionales							18.222
Otros gastos operacionales							(41.594)
Resultado por inversiones en sociedades							632
Impuesto a la renta							(60.087)
Utilidad (pérdida) consolidada del ejercicio							422.652

(1) Corresponde a créditos y cuentas por cobrar a clientes más adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.
(2) Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad (pérdida) de cambio neta.
(3) Corresponde a la suma de gastos de administración más gastos de personal más amortizaciones y deterioro.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°05 - EFECTIVO Y EQUIVALENTE DE EFECTIVO:

a)       El detalle de los saldos incluidos bajo efectivo y equivalente de efectivo es el siguiente:

	Al 31 de Diciembre de		Al 01 de Enero de
	2009	2008	2008
	MM$	MM$	MM$

Efectivo y depósitos en bancos
Efectivo	418.987	337.509	299.329
Depósitos en el Banco Central de Chile	988.978	189.183	48.011
Depósitos bancos nacionales	255	874	783
Depósitos en el exterior	635.238	327.845	760.514
Subtotales efectivo y depósitos en bancos	2.043.458	855.411	1.108.637

Operaciones con liquidación en curso netas	192.660	192.853	181.021

Totales efectivo y equivalente de efectivo	2.236.118	1.048.264	1.289.658

El nivel de los fondos en efectivo y en el Banco Central de Chile responde a regulaciones sobre encaje que el Banco debe mantener como promedio en períodos mensuales.

b)      Operaciones con liquidación en curso

Las operaciones con liquidación en curso corresponden a transacciones en que sólo resta la liquidación que aumentará o disminuirá los fondos en el Banco Central de Chile o en bancos del exterior, normalmente dentro de las próximas 24 a 48 hrs. hábiles siguientes al cierre de cada ejercicio. Estas operaciones se presentan de acuerdo al siguiente detalle:

	Al 31 de Diciembre de		Al 01 de Enero de
	2009	2008	2008
	MM$	MM$	MM$

Activos
Documentos a cargo de otros bancos (canje)	206.454	214.929	183.190
Fondos por recibir	261.680	120.476	133.050
Subtotales	468.134	335.405	316.240
Pasivos
Fondos por entregar	275.474	142.552	135.219
Subtotales	275.474	142.552	135.219

Operaciones con liquidación en curso netas	192.660	192.853	181.021

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°06 - INSTRUMENTOS PARA NEGOCIACIÓN:

El detalle de los instrumentos designados como instrumentos financieros para negociación es el siguiente:

	Al 31 de Diciembre de		Al 01 de Enero de
	2009	2008	2008
	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile:
Bonos del Banco Central de Chile	667.703	786.263	552.128
Pagarés del Banco Central de Chile	63.868	218.355	251.958
Otros instrumentos del Estado y del Banco Central de Chile	29.806	71.739	117.240
Subtotales	761.377	1.076.357	921.326

Instrumentos de otras instituciones nacionales:
Pagarés de depósitos en bancos del país	-	-	10.039
Letras hipotecarias de bancos del país	11	2.787	32.713
Bonos de bancos del país	-	3.030	7.742
Bonos de otras empresas del país	-	24.832	11.541
Otros instrumentos emitidos en el país	-	-	15.343
Subtotales	11	30.649	77.378

Instrumentos de instituciones extranjeras:
Instrumentos de gobierno o bancos centrales del exterior	-	-	-
Otros instrumentos del exterior	-	-	6.927
Subtotales	-	-	6.927

Inversiones en fondos mutuos:
Fondos administrados por entidades relacionadas	37.151	59.420	87.814
Fondos administrados por terceros	-	-	-
Subtotales	37.151	59.420	87.814

Totales	798.539	1.166.426	1.093.445

Dentro del rubro“Instrumentos del Estado y del Banco Central de Chile” se incluyen instrumentos vendidos bajo acuerdos de retrocompra con clientes e instituciones financieras por un total de MM$ 506.127, MM$ 23.410 y MM$ 96.162 al 31 de Diciembre de 2009, 2008 y al 01 del Enero de 2008, respectivamente.

 Al 31 de Diciembre de 2008 y al 01 de Enero de 2008 bajo instrumentos de otras instituciones nacionales y extranjera se incluyen instrumentos vendidos con pacto de retrocompra a clientes e instituciones financieras por un monto de MM$ 971 y MM$ 294, respectivamente. Al 31 de Diciembre de 2009 no hubo operaciones con este tipo de instrumentos.

Los pactos de retrocompra tienen un vencimiento promedio de 40 días al cierre del ejercicio 2009 (27 y 28 días al 31 de Diciembre y 01 de Enero de 2008, respectivamente).

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°07 - OPERACIONES CON PACTO DE RETROCOMPRA Y PRÉSTAMOS DE VALORES:

a)       Derechos por compromisos de compra

El Banco compra instrumentos financieros acordando revenderlos en una fecha futura. Al 31 de Diciembre de 2009, 2008 y al 01 de Enero de 2008 los instrumentos adquiridos con pactos de retroventa son los siguientes:

	Al 31 de Diciembre de								Al 01 de Enero de
	2009				2008				2008
	Desde 1 día y menos de 3 meses	Más de tres meses y menos de un año	Más de un año	Total	Desde 1 día y menos de 3 meses	Más de tres meses y menos de un año	Más de un año	Total	Desde 1 día y menos de 3 meses	Más de tres meses y menos de un año	Más de un año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile:
Bonos del Banco Central de Chile	14.020	-	-	14.020	-	-	-	-	15.533	-	-	15.533
Pagarés del Banco Central de Chile	-	-	-	-	-	-	-	-	9.695	-	-	9.695
Otros instrumentos del Estado y del Banco Central de Chile	-	-	-	-	-	-	-	-	1.349	-	-	1.349
Subtotales	14.020	-	-	14.020	-	-	-	-	26.577	-	-	26.577
Instrumentos de otras instituciones nacionales:
Pagarés de depósitos en bancos del país	-	-	-	-	-	-	-	-	770	-	-	770
Letras hipotecarias de bancos del país	-	-	-	-	-	-	-	-	6.652	-	-	6.652
Bonos de bancos del país	-	-	-	-	-	-	-	-	-	-	-	-
Bonos de otras empresas del país	-	-	-	-	-	-	-	-	-	-	-	-
Otros instrumentos emitidos en el país	-	-	-	-	-	-	-	-	-	-	-	-
Subtotales									7.422			7.422
Instrumentos de instituciones extranjeras:
Instrumentos de gobiernos o bancos centrales del exterior	-	-	-	-	-	-	-	-	-	-	-	-
Otros instrumentos del exterior	-	-	-	-	-	-	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-	-	-	-	-	-	-
Inversiones en fondos mutuos:
Fondos administrados por entidades relacionadas	-	-	-	-	-	-	-	-	-	-	-	-
Fondos administrados por terceros	-	-	-	-	-	-	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-	-	-	-	-	-	-
Totales	14.020	-	-	14.020	-	-	-	-	33.999	-	-	33.999

De acuerdo a normativa vigente SBIF, el Banco no registra como cartera propia aquellos papeles comprados con pactos de retroventa.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°07 - OPERACIONES CON PACTO DE RETROCOMPRA Y PRÉSTAMOS DE VALORES, continuación:

b)       Obligaciones por compromisos de venta

El Banco obtiene fondos vendiendo instrumentos financieros y comprometiéndose a comprarlos en fechas futuras, más un interés a una tasa prefijada. Al 31 de Diciembre de 2009, 2008 y al 01 de Enero de 2008 los instrumentos vendidos con pactos de retrocompra son los siguientes:

	Al 31 de Diciembre de								Al 01 de Enero de
	2009				2008				2008
	Desde 1 día y menos de 3 meses	Más de tres meses y menos de un año	Más de un año	Total	Desde 1 día y menos de 3 meses	Más de tres meses y menos de un año	Más de un año	Total	Desde 1 día y menos de 3 meses	Más de tres meses y menos de un año	Más de un año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile:
Bonos del Banco Central de Chile	313.588	451.765	-	765.353	402.760	-	-	402.760	191.437	2.940	-	194.377
Pagarés del Banco Central de Chile	100.072	45.224	-	145.296	12.901	86	91	13.078	86.903	3.501	-	90.404
Otros instrumentos del Estado y del Banco Central de Chile	21	-	-	21	54	-	-	54	5.604	-	-	5.604
Subtotales	413.681	496.989		910.670	415.715	86	91	415.892	283.944	6.441		290.385
Instrumentos de otras instituciones nacionales:
Pagarés de depósitos en bancos del país	94.485	242	-	94.727	133.313	10.432	175	143.920	4.498	7.947	-	12.445
Letras hipotecarias de bancos del país	139	109.069	-	109.208	1.816	-	587	2.403	4.507	-	-	4.507
Bonos de bancos del país	-	-	-	-	-	8	-	8	293	-	-	293
Bonos de otras empresas del país	-	-	-	-	-	-	-	-	-	-	-	-
Otros instrumentos emitidos en el país	-	-	-	-	-	-	-	-	-	-	-	-
Subtotales	94.624	109.311	-	203.935	135.129	10.440	762	146.331	9.298	7.947	-	17.245
Instrumentos de instituciones extranjeras:
Instrumentos de gobiernos o bancos centrales del exterior	-	-	-	-	-	-	-	-	-	-	-	-
Otros instrumentos del exterior	-	-	-	-	-	-	-	-	-	-	-	-
Subtotales
Inversiones en fondos mutuos:
Fondos administrados por entidades relacionadas	-	-	-	-	-	-	-	-	-	-	-	-
Fondos administrados por terceros	-	-	-	-	-	-	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-	-	-	-	-	-	-
Totales	508.305	606.300	-	1.114.605	550.844	10.526	853	562.223	293.242	14.388	-	307.630

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°07 -OPERACIONES CON PACTO DE RETROCOMPRA Y PRÉSTAMOS DE VALORES, continuación:

Al 31 de Diciembre de 2009, 2008 y al 01 de Enero de 2008 se presenta el detalle por tipo de cartera de los instrumentos vendidos bajo acuerdo de retrocompra:

	Al 31 de Diciembre de						Al 01 de Enero de
	2009			2008			2008
	Cartera Disponible para la Venta	Cartera de Negociación	Total Instrumentos con pacto	Cartera Disponible para la Venta	Cartera de Negociación	Total Instrumentos con pacto	Cartera Disponible para la Venta	Cartera de Negociación	Total Instrumentos con pacto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile:
Bonos del Banco Central de Chile	277.209	506.127	783.336	403.416	11.601	415.017	112.839	62.928	175.767
Pagarés del Banco Central de Chile	152.173	-	152.173	-	11.809	11.809	44.775	33.234	78.009
Otros instrumentos del Estado y del Banco Central de Chile	21	-	21	54	-	54	5.604	-	5.604
Subtotales	429.403	506.127	935.530	403.470	23.410	426.880	163.218	96.162	259.380
Otros instrumentos emitidos en el país:
Pagarés de depósitos en bancos del país	102.974	-	102.974	97.351	44.671	142.022	-	16.857	16.857
Letras hipotecarias de bancos del país	163.114	-	163.114	1.204	1.206	2.410	-	4.534	4.534
Bonos de bancos del país	-	-	-	-	-	-	-	294	294
Bonos de otras empresas del país	-	-	-	-	-	-	-	-	-
Otros instrumentos emitidos en el país	-	-	-	-	-	-	-	-	-
Subtotales	266.088	-	266.088	98.555	45.877	144.432	-	21.685	21.685
Instrumentos de instituciones extranjeras:
Instrumentos de gobierno o bancos centrales del exterior	-	-	-	-	-	-	-	-	-
Otros instrumentos del exterior	-	-	-	-	-	-	-	-	-

Inversiones en fondos mutuos:
Fondos administrados por entidades relacionadas	-	-	-	-	-	-	-	-	-
Fondos administrados por terceros	-	-	-	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-	-	-	-
Totales	695.491	506.127	1.201.618	502.025	69.287	571.312	163.218	117.847	281.065

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°08 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES:

a)	El Banco al 31 de Diciembre de 2009 y 2008, y al 01 de Enero de 2008, mantiene la siguiente cartera de instrumentos derivados:

	Al 31 de Diciembre de 2009
	Monto nocional			Valor razonable
	Hasta 3 meses	Más de 3 meses a un año	Más de un año	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-
Swaps de tasas de interés	-	86.963	580.132	2.446	3.794
Swaps de monedas y tasas	-	26.079	583.035	16.972	805
Opciones call de monedas	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	-	-	-	-	-
Subtotales	-	113.042	1.163.167	19.418	4.599

Derivados de cobertura de flujo de efectivo
Forwards de monedas	-	-	-	-	-
Swaps de tasas de interés	-	-	-	-	-
Swaps de monedas y tasas	51.993	582.830	73.551	4.741	52.301
Opciones call de monedas	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	-	-	-	-	-
Subtotales	51.993	582.830	73.551	4.741	52.301

Derivados de negociación
Forwards de monedas	6.533.147	4.195.874	587.541	199.665	184.112
Swaps de tasas de interés	2.418.161	4.240.574	9.618.573	243.965	330.975
Swaps de monedas y tasas	887.942	1.594.972	9.880.693	922.498	772.959
Opciones call de monedas	34.341	22.107	-	203	43
Opciones call de tasas	122	5.189	39.900	281	595
Opciones put de monedas	33.198	15.487	-	3.083	3.232
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	29.320	-	-	24	90
Subtotales	9.936.231	10.074.203	20.126.707	1.369.719	1.292.006

Totales	9.988.224	10.770.075	21.363.425	1.393.878	1.348.906

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°08 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

	Al 31 de Diciembre de 2008
	Monto nocional			Valor razonable
	Hasta 3 meses	Más de 3 meses un año	Más de un año	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-
Swaps de tasas de interés	-	-	45.849	1.234	1.332
Swaps de monedas y tasas	-	-	359.100	106.335	-
Opciones call de monedas	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	-	-	-	-	-
Subtotales	-	-	404.949	107.569	1.332

Derivados de cobertura de flujo de efectivo
Forwards de monedas	-	-	-	-	-
Swaps de tasas de interés	-	-	-	-	-
Swaps de monedas y tasas	51.300	573.598	128.250	73.036	151
Opciones call de monedas	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	-	-	-	-	-
Subtotales	51.300	573.598	128.250	73.036	151

Derivados de negociación
Forwards de monedas	5.643.973	2.983.543	438.347	600.199	302.479
Swaps de tasas de interés	3.865.373	4.635.536	9.922.492	239.867	362.813
Swaps de monedas y tasas	619.041	1.634.073	9.281.020	803.199	780.614
Opciones call de monedas	225.936	157.871	1.347	21.901	18.126
Opciones call de tasas	-	128.250	-	-	45
Opciones put de monedas	195.792	138.795	1.347	657	4.164
Opciones put de tasas	-	64.125	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	15.016	-	-	81	-
Subtotales	10.565.131	9.742.193	19.644.553	1.665.904	1.468.241

Totales	10.616.431	10.315.791	20.177.752	1.846.509	1.469.724

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°08 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

	Al 01 de Enero de 2008
	Monto nocional			Valor razonable
	Hasta 3 meses	Más de 3 meses un año	Más de un año	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-
Swaps de tasas de interés	-	-	121.209	3.891	502
Swaps de monedas y tasas	-	-	278.757	-	9.246
Opciones call de monedas	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	-	-	-	-	-
Subtotales	-	-	399.966	3.891	9.748

Derivados de cobertura de flujo de efectivo
Forwards de monedas	-	-	-	-	-
Swaps de tasas de interés	-	-	-	-	-
Swaps de monedas y tasas	-	-	472.891	-	55.171
Opciones call de monedas	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	-	-	-	-	-
Subtotales	-	-	472.891	-	55.171

Derivados de negociación
Forwards de monedas	5.776.546	3.938.733	785.841	111.681	159.969
Swaps de tasas de interés	1.935.239	3.254.410	8.759.290	86.515	159.146
Swaps de monedas y tasas	133.688	460.902	6.557.457	576.515	392.337
Opciones call de monedas	64.751	29.708	644	262	292
Opciones call de tasas	-	-	74.667	1	-
Opciones put de monedas	159.781	36.532	-	1.501	1.172
Opciones put de tasas	-	-	75.667	-	9
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	196.371	2.943	-	409	373
Subtotales	8.266.376	7.723.228	16.253.566	776.884	713.298

Totales	8.266.376	7.723.228	17.126.423	780.775	778.217

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°08 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

b)	Coberturas

Coberturas de valor razonable:

El Banco utiliza cross currency swap, interest rate swap y call money swap para cubrir su exposición a cambios en el valor razonable del elemento cubierto atribuibles al tipo de interés. Los instrumentos de cobertura ya mencionados, modifican el costo efectivo de emisiones a largo plazo, desde un tipo de interés fijo a un tipo de interés variable disminuyendo la duración y modificando la sensibilidad a los tramos más cortos de la curva.

A continuación se presenta el detalle de los elementos cubiertos e instrumentos de cobertura bajo coberturas de valor razonable, vigentes al 31 de Diciembre de 2009 y 2008, y al 01 de Enero de 2008, separado por plazo al vencimiento:

	Al 31 de Diciembre de 2009
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años
	MM$	MM$	MM$	MM$

Elemento cubierto
Bonos Banco Central de Chile Pesos (BTU)	-	-	10.320	37.173
Bonos Banco Central de Chile UF (BCU)	-	83.113	57.911	31.588
Bonos corporativos	-	-	10.906	-
Bonos corrientes o senior	-	405.800	-	-
Bonos subordinados	-	111.595	152.175	-
Créditos Corfo	-	-	25.000	22.191
Créditos interbancarios	-	131.885	-	-
Depósito a plazo	113.042	4.640	-	-
Letras hipotecarias	-	-	-	78.870

Totales	113.042	737.033	256.312	169.822

Instrumento de cobertura
Cross currency swap	26.079	214.998	220.406	147.631
Interest rate swap	71.963	517.395	10.906	-
Call money swap	15.000	4.640	25.000	22.191

Totales	113.042	737.033	256.312	169.822

	Al 31 de Diciembre de 2008
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años
	MM$	MM$	MM$	MM$

Elemento cubierto
Bonos corrientes o senior	-	-	13.787	-
Bonos subordinados	-	166.725	224.437	-

Totales	-	166.725	238.224	-

Instrumento de cobertura
Cross currency swap	-	166.725	192.375	-
Interest rate swap	-	-	45.849	-

Totales	-	166.725	238.224	-

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°08 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

	Al 01 de Enero de 2008
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años
	MM$	MM$	MM$	MM$

Elemento cubierto
Bonos corporativos	-	-	10.702	-
Bonos subordinados	-	-	110.507	149.334
Créditos interbancarios	-	-	129.423	-

Totales	-	-	250.632	149.334

Instrumento de cobertura
Cross currency swap	-	-	129.423	149.334
Interest rate swap	-	-	121.209	-

Totales	-	-	250.632	149.334

Coberturas de flujos de efectivo:

El Banco utiliza cross currency swaps para cubrir el riesgo de variabilidad de flujos atribuibles a cambios en la tasa de interés de bonos y créditos interbancarios emitidos a tasa variable. Los flujos de efectivo sobre los cross currency swaps se encuentran igualados a los flujos de efectivo de las partidas cubiertas, y modifican flujos inciertos, por flujos conocidos derivados de un tipo de interés fijo.

A continuación se presentan los nominales de la partida cubierta para el 31 de Diciembre 2009 y 2008, y al 01 de Enero de 2008, y el período donde se producirán los flujos:

	Al 31 de Diciembre de 2009
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años
	MM$	MM$	MM$	MM$

Elemento cubierto
Bonos	-	-	-	-
Créditos interbancarios	634.823	73.551	-	-

Totales	634.823	73.551	-	-

Instrumento de cobertura
Cross currency swap	634.823	73.551	-	-

Totales	634.823	73.551	-	-

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°08 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

	Al 31 de Diciembre de 2008
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años
	MM$	MM$	MM$	MM$

Elemento cubierto
Bonos FRN	256.500	-	-	-
Créditos interbancarios	368.398	128.250	-	-

Totales	624.898	128.250	-	-

Instrumento de cobertura
Cross currency swap	624.898	128.250	-	-

Totales	624.898	128.250	-	-

	Al 01 de Enero de 2008
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años
	MM$	MM$	MM$	MM$

Elemento cubierto
Bonos FRN	-	199.112	-	-
Créditos interbancarios	-	273.779	-	-

Totales	-	472.891	-	-

Instrumento de cobertura
Cross currency swap	-	472.891	-	-

Totales	-	472.891	-	-

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°08 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

A continuación se presenta la estimación de los ejercicios donde se espera que se produzcan los flujos:

	Al 31 de Diciembre de 2009
	Dentro de 1	Entre 1 y 3	Entre 3 y 6	Sobre 6
	año	años	años	años
	MM$	MM$	MM$	MM$

Elemento cubierto
Ingresos de flujo	-	-	-	-
Egresos de flujo	(7.570)	(1.487)	-	-
Flujos netos	(7.570)	(1.487)	-	-

Instrumento de cobertura
Ingresos de flujo	7.570	1.487	-	-
Egresos de flujo	(2.570)	(938)	-	-
Flujos netos	5.000	549	-	-

	Al 31 de Diciembre de 2008
	Dentro de 1	Entre 1 y 3	Entre 3 y 6	Sobre 6
	año	años	años	años
	MM$	MM$	MM$	MM$

Elemento cubierto
Ingresos de flujo	-	-	-	-
Egresos de flujo	(13.212)	(645)	-	-
Flujos netos	(13.212)	(645)	-	-

Instrumento de cobertura
Ingresos de flujo	13.212	645	-	-
Egresos de flujo	(13.464)	(1.155)	-	-
Flujos netos	(252)	(510)	-	-

	Al 01 de Enero de 2008
	Dentro de 1 año	Entre 1 y 3 Años	Entre 3 y 6 años	Sobre 6 años
	MM$	MM$	MM$	MM$

Elemento cubierto
Ingresos de flujo	-	-	-	-
Egresos de flujo	-	(37.403)	-	-
Flujos netos	-	(37.403)	-	-

Instrumento de cobertura
Ingresos de flujo	-	37.403	-	-
Egresos de flujo	-	(28.173)	-	-
Flujos netos	-	9.230	-	-

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°08 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

c)	El resultado generado por aquellos derivados de flujos de efectivo cuyo efecto fue registrado en el Estado de Cambios en el Patrimonio al 31 de Diciembre de 2009 y 2008, se presenta a continuación:

	Al 31 de Diciembre de
	2009	2008
	MM$	MM$

Bono senior	-	3.163
Crédito	(3.162)	7.710

Flujos netos	(3.162)	10.873

Considerando que los flujos variables, tanto del elemento cubierto como del elemento de cobertura, son espejos uno del otro, las coberturas son 100% eficientes; lo que implica que todas las variaciones de valor atribuibles a componentes de tasa se netean.

Durante el período 2009 y 2008, el Banco no registra dentro de su cartera de coberturas contables de flujo de caja transacciones futuras previstas.

d)	A continuación se presenta el resultado generado por aquellos derivados de flujos de efectivo cuyo efecto fue traspasado desde otros resultados integrales a resultados del ejercicio:

	Al 31 de Diciembre de
	2009	2008
	MM$	MM$

Bono senior	-	-
Crédito	(66)	-

Resultados netos por cobertura de flujos de efectivo	(66)	-

e)	Coberturas de inversión neta de negocios en el extranjero:

Al 31 de Diciembre de 2009 y 2008, el Banco no presenta dentro de su cartera de coberturas contables, coberturas de inversiones netas en el exterior.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°09 - ADEUDADO POR BANCOS:

a)	Al cierre de los estados financieros 2009, 2008 y el 01 de Enero de 2008, los saldos presentados en el rubro “Adeudado por bancos”, son los siguientes:

	Al 31 de Diciembre de		Al 01 de Enero de
	2009	2008	2008
	MM$	MM$	MM$

Bancos del país
Préstamos y avances a bancos	3	-	45.961
Depósitos en el Banco Central de Chile no disponibles	-	-	-
Títulos intransferibles del Banco Central de Chile	-	-	-
Otras acreencias con el Banco Central de Chile	-	-	-
Préstamos interbancarios	-	-	-
Sobregiros en cuentas corrientes	-	-	-
Depósitos intransferibles en bancos del país	-	-	-
Otras acreencias con bancos del país	-	-	-
Provisiones y deterioro para créditos con bancos en el país	-	-	-

Bancos del exterior
Préstamos a bancos del exterior	23.409	95.534	-
Sobregiros en cuentas corrientes	-	-	-
Depósitos intransferibles en bancos del exterior	-	-	-
Otras acreencias con bancos del exterior	-	-	-
Provisiones y deterioro para créditos con bancos en el exterior	(42)	(35)	-
-
Totales	23.370	95.499	45.961
b)	El importe en cada ejercicio por provisiones y deterioro de los créditos adeudados por bancos, se presenta a continuación:

	Al 31 de Diciembre de
	2009			2008
	Bancos del país	Bancos del exterior	Total	Bancos del país	Bancos del exterior	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero	-	35	35	-	-	-
Castigos	-	-	-	-	-	-
Provisiones constituidas	-	7	7	-	35	35
Provisiones liberadas	-	-	-	-	-	-

Totales	-	42	42	-	35	35

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°10 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES:

a)	Créditos y cuentas por cobrar a clientes

Al 31de Diciembre de 2009, 2008 y el 01 de Enero de 2008, la composición de la cartera de colocaciones es la siguiente:

	Activos antes de provisiones			Provisiones constituidas
Al 31 de Diciembre de 2009	Cartera normal	Cartera deteriorada(*)	Total	Provisiones individuales	Provisiones grupales	Total	Activo neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	4.832.638	656.957	5.489.595	45.857	78.418	124.275	5.365.320
Créditos de comercio exterior	531.487	104.841	636.328	21.732	1.295	23.027	613.301
Préstamos hipotecarios para fines generales	69.060	23.851	92.911	623	2.947	3.570	89.341
Operaciones de factoraje	126.106	4.166	130.272	1.642	744	2.386	127.886
Operaciones de leasing	890.107	74.591	964.698	6.531	1.308	7.839	956.859
Otros créditos y cuentas por cobrar	1.026	9.932	10.958	1.912	3.430	5.342	5.616

Subtotales	6.450.424	874.338	7.324.762	78.297	88.142	166.439	7.158.323

Colocaciones para vivienda
Préstamos con letras de crédito	169.827	5.765	175.592	-	576	576	175.016
Préstamos con mutuos hipotecarios endosables	139.890	59.249	199.139	-	9.040	9.040	190.099
Otros créditos con mutuos para vivienda	3.717.188	67.134	3.784.322	-	6.918	6.918	3.777.404
Operaciones de leasing	-	-	-	-	-	-	-

Subtotales	4.026.905	132.148	4.159.053	-	16.534	16.534	4.142.519

Colocaciones de consumo
Créditos de consumo en cuotas	945.924	432.120	1.378.044	-	130.532	130.532	1.247.512
Deudores por tarjetas de crédito	564.685	22.252	586.937	-	24.433	24.433	562.504
Contrato leasing consumo	3.447	388	3.835	-	9	9	3.826
Otros préstamos consumo	250.742	24.491	275.233	-	11.538	11.538	263.695

Subtotales	1.764.798	479.251	2.244.049	-	166.512	166.512	2.077.537

Totales	12.242.127	1.485.737	13.727.864	78.297	271.188	349.485	13.378.379

(*)
De acuerdo lo dispuesto en el N° 2 del título I del Capítulo E del Compendio de Normas Contables emitido por la SBIF, hasta el 30 de Noviembre de 2009, a efectos de determinar la cartera deteriorada no era obligatorio incluir automáticamente aquellos créditos de un deudor sujeto a evaluaciones grupales que se encontraran al día o con una morosidad inferior a 90 días.

Por lo tanto, a partir del 01 de Diciembre de 2009, dentro de este concepto se incluyen el 100% de los créditos o cuentas por cobrar que pueda tener un determinado deudor sujeto a evaluaciones grupales, cuando cualquiera de ellos presente una morosidad igual o superior a 90 días (ya sea que éstos se encuentren vigentes, con morosidad inferior a 90 días o vencidos).

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°10 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación:

	Activos antes de provisiones			Provisiones constituidas
Al 31 de Diciembre de 2008	Cartera normal	Cartera deteriorada	Total	Provisiones individuales	Provisiones grupales	Total	Activo neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	5.206.239	269.216	5.475.455	31.880	52.417	84.297	5.391.158
Créditos de comercio exterior	1.381.928	77.256	1.459.184	11.287	1.301	12.588	1.446.596
Préstamos hipotecarios para fines generales	105.871	15.529	121.400	1.017	2.557	3.574	117.826
Operaciones de factoraje	318.676	4.460	323.136	1.309	546	1.855	321.281
Operaciones de leasing	932.200	32.894	965.094	5.830	643	6.473	958.621
Otros créditos y cuentas por cobrar	3.730	7.861	11.591	2.768	2.574	5.342	6.249

Subtotales	7.948.644	407.216	8.355.860	54.091	60.038	114.129	8.241.731

Colocaciones para vivienda
Préstamos con letras de crédito	221.017	7.705	228.722	-	968	968	227.754
Préstamos con mutuos hipotecarios endosables	165.813	31.492	197.305	-	4.400	4.400	192.905
Otros créditos con mutuos para vivienda	3.472.866	81.663	3.554.529	-	7.262	7.262	3.547.267
Operaciones de leasing	-	-	-	-	-	-	-

Subtotales	3.859.696	120.860	3.980.556	-	12.630	12.630	3.967.926

Colocaciones de consumo
Créditos de consumo en cuotas	1.036.068	311.074	1.347.142	-	106.313	106.313	1.240.829
Deudores por tarjetas de crédito	562.297	20.296	582.593	-	28.162	28.162	554.431
Contrato leasing consumo	4.807	58	4.865	-	-	-	4.865
Otros préstamos consumo	303.783	10.755	314.538	-	12.971	12.971	301.567

Subtotales	1.906.955	342.183	2.249.138	-	147.446	147.446	2.101.692

Totales	13.715.295	870.259	14.585.554	54.091	220.114	274.205	14.311.349

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°10 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación:

	Activos antes de provisiones			Provisiones constituidas
Al 01 de Enero de 2008	Cartera normal	Cartera deteriorada	Total	Provisiones individuales	Provisiones grupales	Total	Activo neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	4.480.505	245.404	4.725.909	25.546	43.295	68.841	4.657.068
Créditos de comercio exterior	800.872	13.607	814.479	2.696	841	3.537	810.942
Préstamos hipotecarios para fines generales	136.016	13.137	149.153	523	2.266	2.789	146.364
Operaciones de factoraje	261.468	5.177	266.645	710	939	1.649	264.996
Operaciones de leasing	848.044	26.899	874.943	4.284	1.405	5.689	869.254
Otros créditos y cuentas por cobrar	3.220	4.135	7.355	1.345	1.663	3.008	4.347

Subtotales	6.530.125	308.359	6.838.484	35.104	50.409	85.513	6.752.971

Colocaciones para vivienda
Préstamos con letras de crédito	267.082	3.764	270.846	-	1.389	1.389	269.457
Préstamos con mutuos hipotecarios endosables	9.616	200.080	209.696	-	3.364	3.364	206.332
Otros créditos con mutuos para vivienda	2.815.468	48.405	2.863.873	-	4.570	4.570	2.859.303
Operaciones de leasing	-	-	-	-	-	-	-

Subtotales	3.092.166	252.249	3.344.415	-	9.323	9.323	3.335.092

Colocaciones de consumo
Créditos de consumo en cuotas	983.554	263.547	1.247.101	-	97.482	97.482	1.149.619
Deudores por tarjetas de crédito	513.813	11.517	525.330	-	25.471	25.471	499.859
Contrato leasing consumo	4.575	120	4.695	-	-	-	4.695
Otros préstamos consumo	279.971	12.683	292.654	-	12.615	12.615	280.039

Subtotales	1.781.913	287.867	2.069.780	-	135.568	135.568	1.934.212

Totales	11.404.204	848.475	12.252.679	35.104	195.300	230.404	12.022.275

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°10 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación:

b)	Características de la cartera:

Al 31 de Diciembre de 2009, 2008 y el 01 de Enero de 2008, la cartera antes de provisiones, presenta un desglose según la actividad económica del cliente, de acuerdo a lo siguiente:

	Créditos en el país (*)			Créditos en el exterior			Total créditos			Tasa
	Al 31 de Diciembre de		Al 01 de Enero de	Al 31 de Diciembre de		Al 01 de Enero de	Al 31 de Diciembre de		Al 01 de Enero de	Al 31 de Diciembre de		Al 01 de Enero de
	2009	2008	2008	2009	2008	2008	2009	2008	2008	2009	2008	2008
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	%	%	%

Colocaciones comerciales
Manufacturas	640.395	937.305	717.824	-	-	-	640.395	937.305	717.824	4,66	6,39	5,84
Minería	67.057	323.269	51.570	-	-	-	67.057	323.269	51.570	0,49	2,21	0,42
Electricidad, gas y agua	144.386	207.542	195.992	-	-	-	144.386	207.542	195.992	1,05	1,41	1,59
Agricultura y ganadería	610.909	647.897	483.522	-	-	-	610.909	647.897	483.522	4,44	4,40	3,93
Forestal	71.085	88.554	66.841	-	-	-	71.085	88.554	66.841	0,52	0,60	0,54
Pesca	127.025	170.934	109.739	-	-	-	127.025	170.934	109.739	0,93	1,16	0,89
Transporte	362.508	423.856	303.561	-	-	-	362.508	423.856	303.561	2,64	2,89	2,47
Comunicaciones	164.077	192.750	176.299	-	-	-	164.077	192.750	176.299	1,20	1,31	1,43
Construcción	817.293	887.391	779.106	-	-	-	817.293	887.391	779.106	5,95	6,04	6,33
Comercio (**)	1.650.903	2.219.987	1.638.178	23.409	95.534	-	1.674.312	2.315.521	1.638.178	12,03	15,78	13,32
Servicios	288.256	395.840	348.282	-	-	-	288.256	395.840	348.282	2,10	2,70	2,83
Otros	2.380.871	1.860.535	2.013.531	-	-	-	2.380.871	1.860.535	2.013.531	17,34	12,68	16,38

Subtotales	7.324.765	8.355.860	6.884.445	23.409	95.534	-	7.348.174	8.451.394	6.884.445	53,35	57,57	55,97

Colocaciones para la vivienda	4.159.053	3.980.556	3.344.415	-	-	-	4.159.053	3.980.556	3.344.415	30,30	27,11	27,20

Colocaciones de consumo	2.244.049	2.249.138	2.069.780	-	-	-	2.244.049	2.249.138	2.069.780	16,35	15,32	16,83

Totales	13.727.867	14.585.554	12.298.640	23.409	95.534	-	13.751.276	14.681.088	12.298.640	100	100	100

(*)	Incluye créditos y cuentas por cobrar a clientes y adeudados por bancos del país ( Nota 09).
(**)	Incluye préstamos a instituciones financieras del país por un monto de MM$ 3 al 31 de Diciembre de 2009 (MM$ 45.961 al 01 de Enero de 2008).
Al 31 de Diciembre de 2008 no existía este tipo de créditos.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°10 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación:

c)	Provisiones

El movimiento de las provisiones, durante los ejercicios 2009 y 2008 se resume como sigue:

	Al 31 de Diciembre de
	2009			2008
	Provisiones individuales	Provisiones grupales	Total	Provisiones individuales	Provisiones grupales	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de	54.091	220.114	274.205	35.104	195.300	230.404

Castigos de cartera deteriorada:	-	-	-	-	-	-
Colocaciones comerciales	(4.898)	(43.220)	(48.118)	(3.796)	(29.139)	(32.935)
Colocaciones para vivienda	-	(8.708)	(8.708)	-	(5.032)	(5.032)
Colocaciones de consumo	-	(239.005)	(239.005)	-	(236.405)	(236.405)

Totales castigos	(4.898)	(290.933)	(295.831)	(3.796)	(270.576)	(274.372)

Provisiones constituidas	34.739	363.670	398.409	25.508	300.578	326.086
Provisiones liberadas	(5.635)	(21.663)	(27.298)	(2.725)	(5.188)	(7.913)

Totales	78.297	271.188	349.485	54.091	220.114	274.205

Además de estas provisiones por riesgo de crédito, se mantienen provisiones por riesgo país para cubrir operaciones en el exterior, las que se presentan en el pasivo bajo el rubro provisiones.

Refiriéndonos a las provisiones por riesgo crediticio contingente, éstas se encuentran clasificadas en el pasivo bajo el rubro provisiones (ver detalle en Nota 22).

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°11 - COMPRAS, VENTAS, SUSTITUCIONES DE COLOCACIONES:

Durante el año 2009 se han realizado las siguientes operaciones de compraventa de créditos:

	Al 31 de Diciembre de 2009
	Valor libro	Valor venta	Provisiones	Efecto en resultados
	MM$	MM$	MM$	MM$

Ítem colocaciones
(1)	-	8.689	-	8.689
(2)	14.847	15.389	-	542

(1)
Durante el año 2009, el Banco vendió parte de su cartera de colocaciones que se encontraba castigada. La cesión de derechos se realizó en Noviembre de 2009 por un total de MM$ 8.689, monto que fue registrado en su totalidad en ingresos por venta de cartera castigada.

(2)	Adicionalmente, durante el año 2009, se vendió cartera vigente por un total de MM$ 15.389 lo que generó un ingreso por venta de cartera de aproximadamente MM$ 542.

Durante el año 2008 se han realizado las siguientes operaciones de compraventa de créditos:

	Al 31 de Diciembre de 2008
	Valor libro	Valor venta	Provisiones	Efecto en resultados
	MM$	MM$	MM$	MM$

Ítem colocaciones
(1)	-	5.811	-	5.811
(2)	-	7.611	1.611	6.000
(3)	22.257	23.237	-	980
(4)	-	-	-	2.226

(1)
Durante el año 2008, el Banco vendió parte de su cartera de colocaciones que se encontraba castigada. La cesión de derechos se realizó en Febrero de 2008 por un total de MM$ 5.811, monto que fue registrado en su totalidad en ingresos por venta de cartera castigada.

(2)
Cesión de derechos realizada en Agosto de 2008, lo que representó un total de MM$ 7.611 por la venta de cartera, de los cuales MM$ 6.000 fueron reconocidos como ingresos y los MM$ 1.611 quedaron disponibles en cuenta especial por posibles eventualidades en ajustes de precio que se pudiera dar en el futuro, de acuerdo al procedimiento establecido en el respectivo contrato.

(3)
Adicionalmente, a través de la Banca Leasing, el 20 de Agosto de 2008, se vendió una operación vigente, por un total de MM$ 23.237, lo que generó un ingreso por venta de cartera de aproximadamente MM$ 980.

(4)
Durante el año 2007, el Banco vendió parte de la cartera de colocaciones que se encontraba castigada, en la Cesión de Derechos realizada el 09 de Marzo de 2007, por un precio de venta global de aproximadamente MM$ 39.603, respecto de los cuales MM$ 9.901 quedaron consignados en una cuenta especial por eventuales ajustes de precio que pudieran efectuarse en el futuro, de acuerdo al procedimiento establecido en el respectivo contrato de cesión de créditos (depósito escrow). Durante el mes de Marzo 2007, además se procedió a la devolución de aproximadamente MM$ 4.094, que corresponden al monto de los créditos que fueron cancelados entre el plazo de corte de las colocaciones a ser cedidas (30 de Septiembre 2006) y la fecha en que esta cesión se formalizó (09 de Marzo 2007). Así entonces, el monto neto reconocido por esta operación como recuperaciones de cartera castigada ascendió a MM$ 25.608.

Finalmente, el 14 de Diciembre 2007, mediante escritura pública, se procedió a modificar y finiquitar el contrato de cesión de derechos y depósito escrow. Según esta última modificación, el Banco recibiría durante el año 2008 MM$ 2.424 (MM$2.226 a valor histórico) por concepto del ajuste de precios comentado anteriormente, lo cual efectivamente aconteció durante el primer trimestre del año 2008.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°12 - INSTRUMENTOS DE INVERSIÓN:

Al 31 de Diciembre de 2009 y 2008, el detalle de los instrumentos designados como instrumentos financieros mantenidos disponibles para la venta es el siguiente:

	Al 31 de Diciembre		Al 01 de Enero de
	2009	2008	2008
	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	1.063.879	690.123	282.561
Pagarés del Banco Central de Chile	264.011	49.204	54.305
Otros instrumentos del Estado y del Banco Central de Chile	212.362	93.128	109.194
Subtotales	1.540.252	832.455	446.060

Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	41.407	1.305	-
Letras hipotecarias de bancos del país	236.847	284.033	273.010
Bonos de bancos del país	-	-	-
Bonos de otras empresas del país	11.584	13.522	10.638
Otros instrumentos emitidos en el país	-	-	-
Subtotales	289.838	298.860	283.648

Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-	-
Otros instrumentos en el exterior	-	448.925	49.927
Subtotales	-	448.925	49.927

Totales	1.830.090	1.580.240	779.635

Los instrumentos del Estado y del Banco Central incluyen instrumentos vendidos bajo acuerdos de retrocompra con clientes e instituciones financieras por un total de MM$ 963.809, MM$ 403.295 y MM$ 58.859 al 31 de Diciembre de 2009, 2008 y al 01 de Enero de 2008, respectivamente.

Al 31 de Diciembre de 2009 los instrumentos disponibles para la venta incluyen pérdidas netas no realizadas por MM$ 29.304 reconocidas como “Ajuste de valoración en patrimonio”, distribuido entre un monto de MM$ 29.132 atribuible a tenedores patrimoniales del Banco y un monto de MM$ 172 atribuible a interés minoritario.

Al 31 de Diciembre de 2008 los instrumentos disponibles para la venta incluyen pérdidas netas no realizadas por MM$ 20.019 reconocidas como “Ajuste de valoración en patrimonio”, distribuido entre un monto de MM$ 19.972 atribuible a tenedores patrimoniales del Banco y un monto de MM$ 47 atribuible a interés minoritario.

Al 01 de Enero de 2008 los instrumentos disponibles para la venta incluyen pérdidas netas no realizadas por MM$ 5.548 reconocidas como “Ajuste de valoración en patrimonio” sólo atribuible a tenedores patrimoniales del Banco.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°12 - INSTRUMENTOS DE INVERSIÓN, continuación:

Las ganancias y pérdidas realizadas son determinadas usando el procedimiento de ventas menos el costo (método de identificación específico) de las inversiones identificadas para ser vendidas. Adicionalmente, cualquier ganancia o pérdida sin realizar previamente contabilizada en valor líquido de estas inversiones, es reversada mediante las cuentas de resultados.

Las ganancias y pérdidas brutas realizadas en la venta de instrumentos disponibles para la venta, al 31 de Diciembre de 2009, 2008 se detallan a continuación:

	Al 31 de Diciembre de
	2009	2008
	MM$	MM$

Beneficios por ventas de instrumentos disponibles para la venta que generan ganancias realizadas	5.577.210	697.089
Ganancias realizadas	56.977	2.765
Beneficios por ventas de instrumentos disponibles para venta que generan pérdidas realizadas	1.830.765	774.658
Pérdidas realizadas	5.060	1.897

El Banco revisó los instrumentos con pérdidas no realizadas al 31 de Diciembre de 2009, 2008 y al 01 de Enero de 2008; concluyéndose que no eran deterioros más que temporales. Esta revisión consistió en la evaluación de las razones económicas de la disminución, la calificación crediticia de los emisores de los instrumentos, la intención y habilidad del Banco para sostener los instrumentos hasta la recuperación de la pérdida no realizada. Basado en este análisis, el Banco considera que no hay mas que deterioros temporales en su cartera de inversión debido a que la mayoría de la disminución del valor justo de estos instrumentos fueron causadas por condiciones del mercado, las cuáles el Banco considera que son temporales. La mayoría de los instrumentos que tienen pérdidas no realizadas al 31 de Diciembre de 2009, 2008 y al 01 de Enero de 2008, estuvieron en continua posición de pérdida no realizada por menos de un año.

El valor realizado y valor de mercado de los instrumentos disponibles para venta al 31 de Diciembre de 2009, 2008 y al 01 de Enero de 2008, se detalla a continuación:

	Al 31 de Diciembre de 2009
	Costo	Ganancias brutas no realizadas	Pérdidas brutas no realizadas	Valor razonable
	MM$	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	1.077.227	200	(13.548)	1.063.879
Pagarés del Banco Central de Chile	264.866	31	(886)	264.011
Otros instrumentos del Estado y del Banco Central de Chile	220.609	19	(8.266)	212.362
Subtotales	1.562.702	250	(22.700)	1.540.252
Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	41.388	19	-	41.407
Letras hipotecarias de bancos del país	244.097	80	(7.330)	236.847
Bonos de bancos del país	-	-	-	-
Bonos de otras empresas del país	11.207	377	-	11.584
Otros instrumentos emitidos en el país	-	-	-	-
Subtotales	296.692	476	(7.330)	289.838
Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-	-	-
Otros instrumentos en el exterior	-	-	-	-
Subtotales	-	-	-	-

Totales	1.859.394	726	(30.030)	1.830.090

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°12 - INSTRUMENTOS DE INVERSIÓN, continuación:

	Al 31 de Diciembre de 2008
	Costo	Ganancias brutas no realizadas	Pérdidas brutas no realizadas	Valor razonable
	MM$	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	684.176	13.536	(7.589)	690.123
Pagarés del Banco Central de Chile	50.349	-	(1.145)	49.204
Otros instrumentos del Estado y del Banco Central de Chile	94.318	676	(1.866)	93.128
Subtotales	828.843	14.212	(10.600)	832.455
Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	3.092	-	(1.787)	1.305
Letras hipotecarias de bancos del país	305.552	23	(21.542)	284.033
Bonos de bancos del país	-	-	-	-
Bonos de otras empresas del país	13.847	-	(325)	13.522
Otros instrumentos emitidos en el país
Subtotales	322.491	23	(23.654)	298.860
Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-	-	-
Otros instrumentos en el exterior	448.925	-	-	448.925
Subtotales	448.925	-	-	448.925
Totales	1.600.259	14.235	(34.254)	1.580.240

	Al 01 de Enero de 2008
	Costo	Ganancias brutas no realizadas	Pérdidas brutas no realizadas	Valor razonable
	MM$	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	282.995	175	(609)	282.561
Pagarés del Banco Central de Chile	54.358	15	(68)	54.305
Otros instrumentos del Estado y del Banco Central de Chile	109.993	264	(1.063)	109.194
Subtotales	447.346	454	(1.740)	446.060
Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	-	-	-	-
Letras hipotecarias de bancos del país	277.155	542	(4.687)	273.010
Bonos de bancos del país	-	-	-	-
Bonos de otras empresas del país	10.755	-	(117)	10.638
Otros instrumentos emitidos en el país	-	-	-	-
Subtotales	287.910	542	(4.804)	283.648
Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-	-	-
Otros instrumentos en el exterior	49.927	-	-	49.927
Subtotales	49.927	-	-	49.927
Totales	785.183	996	(6.544)	779.635

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°12 - INSTRUMENTOS DE INVERSIÓN, continuación:

Las siguientes tablas muestran los instrumentos disponibles para la venta en condiciones de utilidad (pérdida) no realizada al 31 de Diciembre de 2009 y 2008 y al 01 de Enero de 2008.

Al 31 de Diciembre de 2009:

	Menor a 12 meses				Mayor a 12 meses				Total
	Costo amortizado	Valor Razonable	Utilidad no realizada	Pérdida no realizada	Costo amortizado	Valor Razonable	Utilidad no realizada	Pérdida no realizada	Costo amortizado	Valor Razonable	Utilidad no realizada	Pérdida no realizada
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	1.077.227	1.063.879	200	(13.548)	-	-	-	-	1.077.227	1.063.879	200	(13.548)
Pagarés del Banco Central de Chile	264.866	264.011	31	(886)	-	-	-	-	264.866	264.011	31	(886)
Otros instrumentos del Estado y del Banco Central de Chile	220.609	212.362	19	(8.266)	-	-	-	-	220.609	212.362	19	(8.266)
Subtotales	1.562.702	1.540.252	250	(22.700)	-	-	-	-	1.562.702	1.540.252	250	(22.700)

Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	41.388	41.407	19	-	-	-	-	-	41.388	41.407	19	-
Letras hipotecarias de bancos del país	244.097	236.847	80	(7.330)	-	-	-	-	244.097	236.847	80	(7.330)
Bonos de bancos del país	-	-	-	-	-	-	-	-	-	-	-	-
Bonos de otras empresas del país	11.207	11.584	377	-	-	-	-	-	11.207	11.584	377	-
Otros instrumentos emitidos en el país	-	-	-	-	-	-	-	-	-	-	-	-
Subtotales	296.692	289.838	476	(7.330)	-	-	-	-	296.692	289.838	476	(7.330)

Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-	-	-	-	-	-	-	-	-	-	-
Otros instrumentos en el exterior	-	-	-	-	-	-	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-	-	-	-	-	-	-

Totales	1.859.394	1.830.090	726	(30.030)	-	-	-	-	1.859.394	1.830.090	726	(30.030)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°12 - INSTRUMENTOS DE INVERSIÓN, continuación:

Al 31 de Diciembre de 2008:

	Menor a 12 meses				Mayor a 12 meses				Total
	Costo amortizado	Valor Razonable	Utilidad no realizada	Pérdida no realizada	Costo amortizado	Valor Razonable	Utilidad no realizada	Pérdida no realizada	Costo amortizado	Valor Razonable	Utilidad no realizada	Pérdida no realizada
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	684.176	690.123	13.536	(7.589)	-	-	-	-	684.176	690.123	13.536	(7.589)
Pagarés del Banco Central de Chile	50.349	49.204	-	(1.145)	-	-	-	-	50.349	49.204	-	(1.145)
Otros instrumentos del Estado y del Banco Central de Chile	94.318	93.128	676	(1.866)	-	-	-	-	94.318	93.128	676	(1.866)
Subtotales	828.843	832.455	14.212	(10.600)	-	-	-	-	828.843	832.455	14.212	(10.600)

Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	3.092	1.305	-	(1.787)	-	-	-	-	3.092	1.305	-	(1.787)
Letras hipotecarias de bancos del país	305.552	284.033	23	(21.542)	-	-	-	-	305.552	284.033	23	(21.542)
Bonos de bancos del país	-	-	-	-	-	-	-	-	-	-	-	-
Bonos de otras empresas del país	13.847	13.522	-	(325)	-	-	-	-	13.847	13.522	-	(325)
Otros instrumentos emitidos en el país	-	-	-	-	-	-	-	-	-	-	-	-
Subtotales	322.491	298.860	23	(23.654)	-	-	-	-	322.491	298.860	23	(23.654)

Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-	-	-	-	-	-	-	-	-	-	-
Otros instrumentos en el exterior	448.925	448.925	-	-	-	-	-	-	448.925	448.925	-	-
Subtotales	448.925	448.925	-	-	-	-	-	-	448.925	448.925	-	-

Totales	1.600.259	1.580.240	14.235	(34.254)	-	-	-	-	1.600.259	1.580.240	14.235	(34.254)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°12 - INSTRUMENTOS DE INVERSIÓN, continuación:

Al 01 de Enero de 2008:

	Menor a 12 meses				Mayor a 12 meses				Total
	Costo amortizado	Valor Razonable	Utilidad no realizada	Pérdida no realizada	Costo amortizado	Valor Razonable	Utilidad no realizada	Pérdida no realizada	Costo amortizado	Valor Razonable	Utilidad no realizada	Pérdida no realizada
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	282.995	282.561	175	(609)	-	-	-	-	282.995	282.561	175	(609)
Pagarés del Banco Central de Chile	54.358	54.305	15	(68)	-	-	-	-	54.358	54.305	15	(68)
Otros instrumentos del Estado y del Banco Central de Chile	109.993	109.194	264	(1.063)	-	-	-	-	109.993	109.194	264	(1.063)
Subtotales	447.346	446.060	454	(1.740)	-	-	-	-	447.346	446.060	454	(1.740)

Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	-	-	-	-	-	-	-	-	-	-	-	-
Letras hipotecarias de bancos del país	277.155	273.010	542	(4.687)	-	-	-	-	277.155	273.010	542	(4.687)
Bonos de bancos del país	-	-	-	-	-	-	-	-	-	-	-	-
Bonos de otras empresas del país	10.755	10.638	-	(117)	-	-	-	-	10.755	10.638	-	(117)
Otros instrumentos emitidos en el país	-	-	-	-	-	-	-	-	-	-	-	-
Subtotales	287.910	283.648	542	(4.804)	-	-	-	-	287.910	283.648	542	(4.804)

Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-	-	-	-	-	-	-	-	-	-	-
Otros instrumentos en el exterior	49.927	49.927	-	-	-	-	-	-	49.927	49.927	-	-
Subtotales	49.927	49.927	-	-	-	-	-	-	49.927	49.927	-	-

Totales	785.183	779.635	996	(6.544)	-	-	-	-	785.183	779.635	996	(6.544)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°13 - INVERSIONES EN SOCIEDADES:

a)
El Estado de Situación Financiera Consolidado presenta inversiones en sociedades por MM$ 7.417 al 31 de Diciembre de 2009, MM$ 7.277 al 31 de Diciembre de 2008 y MM$ 7.301 al 01 de Enero de 2008, según el siguiente detalle:

				Inversión
	Participación de la institución			Valor de la Inversión			Resultados
	Al 31 de Diciembre de		Al 01 de Enero de	Al 31 de Diciembre de		Al 01 de Enero de	Al 31 de Diciembre de
	2009	2008	2008	2009	2008	2008	2009	2008
	%	%	%	MM$	MM$	MM$	MM$	MM$
Sociedad
Centro de Compensación Automatizado	33,33	33,33	33,33	304	300	275	18	44
Redbanc S.A.	33,43	33,43	33,43	1.756	1.680	1.410	191	145
Transbank S.A.	32,71	32,71	32,71	2.292	2.256	2.112	317	403
Sociedad Interbancaria de Depósito de Valores S.A.	29,28	29,28	29,28	415	380	346	93	19
Sociedad Nexus S.A.	12,90	12,90	12,90	921	932	903	94	147
Administrador Financiero del Transantiago S.A.(1) (11)	20,00	20,00	20,00	583	536	813	(614)	(308)
Cámara Compensación de Alto Valor S.A. (3) (5)	12,65	11,52	11,52	422	390	369	66	97

Subtotales				6.693	6.474	6.228	165	547

Acciones o derechos en otras sociedades
Bladex	-	-	-	136	136	136	-	-
Bolsas de Comercio (8) (9)	-	-	-	358	358	664	69	85
Acciones Mastercard (2) (10)	-	-	-	-	83	83	-	-
Otras (6) (7) (4)	-	-	-	230	226	190	63	-

Totales	-	-	-	7.417	7.277	7.301	297	632

(1)
Con fecha 30 de Noviembre de 2009, mediante carta enviada a la Superintendencia de Valores y Seguros, la sociedad Administrador Financiero del Transantiago S.A. informó que de acuerdo con la implementación de las normas IFRS, procedió a modificar su patrimonio al 31 de Diciembre de 2009, reconociendo resultados acumulados por UF 210.750 que mantenía en pasivo diferido. Banco Santander Chile reconoció ese mayor valor de la inversión contra resultados acumulados por un monto de MM$ 853.

(2)
Con fecha 26 de Junio de 2009, Banco Santander Chile vende la totalidad de sus acciones de Mastercard, correspondiente a 16.049 acciones, en un valor de MM$ 1.453, generando una utilidad en venta de MM$ 1.370, que se presenta en el rubro ingresos no operacionales del Estado Consolidado de Resultados.

(3)	Con fecha 21 de Abril de 2009, Banco Penta vende y cede a Banco Santander Chile 55 acciones de Cámara Compensación Alto Valor S.A. a un precio total de MM$ 16.

(4)
Con fecha 10 de Marzo de 2009, Visa Inc. cede a Banco Santander Chile un total de 34.093 acciones de la clase LAC. Con fecha 20 de Marzo de 2009, se vende el 51% del total de estas acciones, correspondiente a 17.387 acciones, a un precio por acción de MM$ 27.442 generando una utilidad en venta de MM$ 477, que se presenta en el rubro otros ingresos operacionales del Estado Consolidado de Resultados.

(5)	Con fecha 9 de Marzo de 2009, Banco Ripley, vende y cede a Banco Santander 54 acciones de Cámara Compensación de Alto Valor S.A. a un precio total de MM$16.

(6)
Con fecha 18 Agosto de 2008 se venden 36 acciones SWIFT. Al momento de la venta su valor contable era de MM$ 45, su precio de venta fue de MM$ 51, generando una utilidad en venta en participación en otras sociedades de MM$ 6.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°13 - INVERSIONES EN SOCIEDADES, continuación:

(7)
Con fecha 12 de Marzo de 2008 Visa Inc. cede a Banco Santander Chile un total de 312.379 acciones clase C serie 1, valorizadas en moneda local a $1. Con fecha 28 de Marzo de 2008 se vende el 56,19% del total de acciones, correspondiente a 175.512 acciones, a un precio por acción de $ 19.190 generando una utilidad en venta en participación en otras sociedades de MM$ 3.368.

(8)
Con fecha 14 Enero de 2008 la filial Santander S.A. Corredores de Bolsa realiza la venta de una acción de la Bolsa de Comercio de Santiago, al momento de la venta su valor contable era de MM$ 341, su precio de venta fue de MM$ 1.315, generando una utilidad en venta en participación en otras sociedades de MM$ 974.

(9)	En el mes de Agosto de 2007, Santander S.A. Corredores de Bolsa, vendió una acción de la Bolsa de Comercio de Santiago. El precio de venta fue de MM$1.215 y la utilidad ascendió a MM$ 826.

(10)
En Noviembre de 2007 se vendieron 17.000 acciones de la sociedad Mastercard, lo que significó una utilidad de MM$ 1.439, los cuales se presentan en el rubro ingresos no operacionales del Estado Consolidado de Resultados.

(11)
El 21 de Diciembre de 2007, mediante Junta General Extraordinaria de Accionistas de la sociedad Administradora Financiero Transantiago S.A. se acordó la capitalización de los créditos en cuenta corriente mercantil que mantenían en dicha sociedad sus accionistas, por un total de MM$ 11.107. Banco Santander Chile posee el 20% de dicha sociedad, por lo que su aporte ascendió a MM$ 2.221.

Durante el ejercicio 2009, el Banco percibió como dividendo de sus Sociedades relacionadas MM$ 833 (MM$ 638 en 2008).

b)	El movimiento de las inversiones en sociedades en los ejercicios 2009 y 2008, es el siguiente:

	Al 31 de Diciembre de
	2009	2008
	MM$	MM$

Valor libro inicial	7.277	7.301
Adquisición de inversiones	32	-
Venta de inversiones	(209)	(386)
Participación sobre resultados	297	632
Dividendos percibidos	(833)	(638)
Otros ajustes a patrimonio	853	368

Totales	7.417	7.277

c)	Las inversiones en sociedades no han registrado deterioro en los ejercicios 2009 y 2008.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°14 - INTANGIBLES:

a)	La composición del rubro al 31 de Diciembre de 2009,2008 y al 01 de Enero de 2008 es la siguiente:

				2009
	Años de vida útil	Años amortización remanente	Saldo inicial 01 de Enero de 2009	Saldo bruto	Amortización acumulada	Saldo neto
			MM$	MM$	MM$	MM$

Licencias	3	1,8	1.732	4.422	(2.878)	1.544
Desarrollo software (adquiridos)	3	2	66.500	123.939	(48.223)	75.716

Totales			68.232	128.361	(51.101)	77.260

				2008
	Años de vida útil	Años amortización remanente	Saldo inicial 01 de Enero de 2008	Saldo bruto	Amortización acumulada	Saldo neto
			MM$	MM$	MM$	MM$

Licencias	3	1,6	2.420	3.194	(1.462)	1.732
Desarrollo software (adquiridos)	3	2	53.804	91.207	(24.707)	66.500

Totales			56.224	94.401	(26.169)	68.232

b)	El movimiento del rubro activos intangibles durante los ejercicios 2009 y 2008, es el siguiente:

b.1)  Saldo bruto

	Licencias	Desarrollo software (adquiridos)	Total
	MM$	MM$	MM$

Saldos brutos 2009
Saldos al 01 de Enero de 2009	3.194	91.207	94.401
Adquisiciones	1.228	32.732	33.960
Otros	-	-	-

Saldos al 31 de Diciembre de 2009	4.422	123.939	128.361

Saldos brutos 2008
Saldos al 01 de Enero de 2008 (*)	2.420	53.804	56.224
Adquisiciones	774	37.403	38.177
Otros	-	-	-

Saldos al 31 de Diciembre de 2008	3.194	91.207	94.401

(*)  Al 01 de Enero de 2008, se registran los activos intangibles a su valor de costo amortizado, neto de amortizaciones acumuladas.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°14 - INTANGIBLES, continuación:

b.2)  Amortización acumulada

Amortización acumulada	Licencias	Desarrollo software (adquiridos)	Total
	MM$	MM$	MM$

Saldos al 01 de Enero de 2009	(1.462)	(24.707)	(26.169)
Amortización del año	(1.416)	(23.516)	(24.932)
Otros cambios en el valor libro del período	-	-	-

Saldos al 31 de Diciembre de 2009	(2.878)	(48.223)	(51.101)

Saldos al 01 de Enero de 2008 (*)	-	-	-
Amortización del año	(1.462)	(24.707)	(26.169)
Otros cambios en el valor libro del ejercicio	-	-	-

Saldos al 31 de Diciembre de 2008	(1.462)	(24.707)	(26.169)

(*)  Al 01 de Enero de 2008, se registran los activos intangibles a su valor de costo amortizado, neto de amortizaciones acumuladas.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°15 - ACTIVO FIJO:

a)       La composición de los rubros al 31 de Diciembre de 2009, 2008 y al 01 de Enero de 2008 es la siguiente:

		2009
	Saldo inicial 01 de Enero de 2009	Saldo bruto	Depreciación acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	170.197	180.868	(18.946)	161.922
Equipos	15.597	27.993	(14.602)	13.391
Cedidos en arrendamiento	4.092	727	(38)	689
Otros	10.503	17.513	(9.393)	8.120

Totales	200.389	227.101	(42.979)	184.122

		2008
	Saldo inicial 01 de Enero de 2008	Saldo bruto	Depreciación acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	169.409	178.502	(8.305)	170.197
Equipos	17.135	22.990	(7.393)	15.597
Cedidos en arrendamiento	4.161	4.161	(69)	4.092
Otros	11.784	16.150	(5.647)	10.503

Totales	202.489	221.803	(21.414)	200.389

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°15 - ACTIVO FIJO, continuación:

b)       El movimiento del rubro activos fijos durante los ejercicios 2009 y 2008, es el siguiente:

b.1)  Saldo bruto

2009	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
Costo	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2009	178.502	22.990	4.161	16.150	221.803
Adiciones	5.730	5.085	-	941	11.756
Retiros / bajas (iii)	(2.637)	(7)	(4.161)	(19)	(6.824)
Deterioro por siniestros (i)	-	(75)	-	-	(75)
Traspasos	(727)	-	727	441	441
Otros	-	-	-	-	-

Saldos al 31 de Diciembre de 2009	180.868	27.993	727	17.513	227.101

2008	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
Costo	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2008 (ii)	169.409	17.135	4.161	11.784	202.489
Adiciones	10.310	5.949	-	3.303	19.562
Retiros / bajas	(1.217)	(10)	-	(48)	(1.275)
Deterioro por siniestros	-	(84)	-	-	(84)
Traspasos	-	-	-	-	-
Otros	-	-	-	1.111	1.111

Saldos al 31 de Diciembre de 2008	178.502	22.990	4.161	16.150	221.803

(i)
Durante el año 2009, el Banco reconoció deterioros por siniestros de bienes del activo fijo (ATM) por un total de MM$ 75, la indemnización recibida de la compañía de seguros, correspondiente a estos siniestros, se muestra en “Otros ingresos” en el Estado Consolidado de Resultados.

(ii)
Conforme a lo establecido en el Capítulo E del nuevo Compendio de Normas Contables, al 01 de Enero de 2008, el Banco determinó el costo atribuido de sus activos fijos, eligiendo el menor importe entre el costo histórico de cada unos de ellos (incluyendo su respectiva corrección monetaria hasta el 31 de Diciembre de 2007) y su valor razonable, basado en una tasación de los mismos, realizada por un tercero independiente. Es por ello que al 01 de Enero de 2008, se registran los activos fijos a su valor de costo amortizado, neto de depreciaciones acumuladas.

(iii)
Con fecha 30 de Diciembre de 2009 el Banco realizó la venta del inmueble, recibido en pago, ubicado en calle Bandera N°201, a IM Trust Administradora General de Fondos para el Fondo de Inversión Privado Inmobiliario Bandera conforme a lo revelado en Nota 03 letra c).

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°15 - ACTIVO FIJO, continuación:

b.2)  Depreciación acumulada

2009	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
Costo	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2009	(8.305)	(7.393)	(69)	(5.647)	(21.414)
Cargos por depreciación del ejercicio	(10.705)	(7.209)	(31)	(3.746)	(21.691)
Bajas y ventas del ejercicio (iii)	64	-	62	-	126
Operaciones discontinuadas	-	-	-	-	-

Saldos al 31 de Diciembre de 2009	(18.946)	(14.602)	(38)	(9.393)	(42.979)

2008	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
Costo	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2008	-	-	-	-	-
Cargos por depreciación del ejercicio	(8.349)	(7.393)	(69)	(5.647)	(21.458)
Bajas y ventas del ejercicio	44	-	-	-	44
Operaciones discontinuadas	-	-	-	-	-

Saldos al 31 de Diciembre de 2008	(8.305)	(7.393)	(69)	(5.647)	(21.414)

c)
Al 31 de Diciembre de 2009 y 2008 el Banco cuenta con contratos de arriendo operativos que no pueden ser rescindidos de manera unilateral. La información de pagos futuros se desglosa de la siguiente manera:

	Hasta 1 año	De 1 a 5 años	Más de 5 años	Total

Al 31 de Diciembre de 2009 (iii)	-	-	2.463	2.463
Al 31 de Diciembre de 2008	-	-	21.999	21.999

d)	Al 31 de Diciembre de 2009 y 2008 el Banco no cuenta con contratos de arriendo financiero que no pueden ser rescindidos de manera unilateral.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°16 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS:

a)	Impuestos corrientes

El Banco al cierre de cada ejercicio ha constituido la provisión de impuesto a la renta de primera categoría, la cual se determinó en base de las disposiciones legales tributarias vigentes y se ha reflejado el pasivo correspondiente por MM$ 59.290 en el año 2009 (activo por MM$ 17.924 al 31 de Diciembre de 2008 y pasivo por MM$ 13.568 al 01 de Enero de 2008). Dicha provisión se presenta neta de los impuestos por recuperar, según se detalla a continuación:

	Al 31 de Diciembre de		Al 01 de Enero de
	2009	2008	2008
	MM$	MM$	MM$

Resumen de los pasivos (activos) por impuestos corrientes
(Activos) por impuestos corrientes	(4.541)	(18.715)	(2.499)
Pasivos por impuestos corrientes	63.831	791	16.067

Totales impuestos por pagar (recuperar)	59.290	(17.924)	13.568

Desglose de los pasivos (activos) por impuestos corrientes (neto)
Impuesto a la renta, tasa de impuesto 17%	106.882	66.318	66.568
Menos:
Pagos provisionales mensuales	(41.061)	(75.962)	(61.226)
PPM por pérdidas acumuladas artículo N°31 inciso 3	-	-	(13)
Crédito por gastos por capacitación	(1.148)	(1.262)	(315)
Otros	(5.383)	(7.018)	8.554

Totales impuestos por pagar (recuperar)	59.290	(17.924)	13.568

b)	Resultados por impuestos

El efecto del gasto tributario durante los períodos comprendidos entre el 01 de Enero y el 31 de Diciembre de 2009 y 2008, se compone de los siguientes conceptos:

	Al 31 de Diciembre de
	2009	2008
	MM$	MM$

Gastos por impuesto a la renta
Impuesto año corriente	106.882	66.320

Abonos (cargos) por impuestos diferidos
Originación y reverso de diferencias temporarias	(18.216)	(296)
Beneficio fiscal ejercicios anteriores	-	(3.367)
Subtotales	88.666	62.657
Impuesto por gastos rechazados artículo N°21	196	221

Otros	-	(2.791)

Cargos netos a resultados por impuesto a la renta	88.862	60.087

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°16 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación:

c)	Reconciliación de la tasa de impuesto efectiva

A continuación se indica la conciliación entre la tasa de impuesto a la renta y la tasa efectiva aplicada en la determinación del gasto por impuesto al 31 de Diciembre de 2009 y 2008.

	Al 31 de Diciembre de
	2009		2008
	Tasa de impuesto	Monto	Tasa de Impuesto	Monto

	%	MM$	%	MM$

Utilidad antes de impuesto	17,00	89.279	17,00	82.066
Diferencias permanentes	(0,06)	(304)	(4,59)	(22.151)
Agregados o deducciones	(0,05)	(250)	-	-
Impuesto único (gastos rechazados)	0,04	188	0,05	221
Otros	(0,01)	(51)	(0,01)	(49)

Tasas efectivas y gastos por impuesto a la renta	16,92	88.862	12,45	60.087

La variación entre las cargas impositivas que se presentan en 2009 con respecto a 2008 se explica por el reconocimiento como gasto en el año 2008 de MM$ 115.763 por concepto de corrección monetaria tributaria del patrimonio y que radica en un menor gasto por impuestos de MM$ 19.680, en 2009 no se produce este efecto debido a que para ese período se presenta una corrección monetaria tributaria de cero debido a que la variación del IPC fue negativa.

d)	Efecto de impuestos diferidos en patrimonio

A continuación se presenta el resumen del efecto de impuesto diferido en patrimonio de forma separada mostrando los saldos correspondientes al activo y pasivo durante los períodos comprendidos entre el 01 de Enero de 2008 y el 31 de Diciembre de 2009 y 2008, se compone por los siguientes conceptos:

	Al 31 de Diciembre de		Al 01 de Enero de
	2009	2008	2008
	MM$	MM$	MM$

Activos por impuestos diferidos
Inversiones disponibles para la venta	4.982	3.403	943
Cobertura de flujo de efectivo	537	-	997
Totales activos por impuestos diferidos con efecto en patrimonio	5.519	3.403	1.940

Pasivos por impuestos diferidos
Cobertura de flujo de efectivo	-	(1.848)	-
Totales pasivos por impuestos diferidos con efecto en patrimonio	-	(1.848)	-

Saldos netos impuestos diferidos en patrimonio	5.519	1.555	1.940

Impuestos diferidos en patrimonio de cargo de tenedores	5.490	1.547	1.940
Impuestos diferidos en patrimonio de cargo de interés minoritario	29	8

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°16 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación:

e)	Efecto de impuestos diferidos en resultado

Durante los años 2009, 2008 y 01 de Enero de 2008, el Banco ha registrado en sus estados financieros los efectos de los impuestos diferidos.

A continuación se presentan los efectos por impuestos diferidos en el activo, pasivo, y resultados asignados por diferencias temporarias:

	Al 31 de Diciembre de		Al 01 de Enero de
	2009	2008	2008
	MM$	MM$	MM$
Activos por impuestos diferidos
Intereses y reajustes	2.012	615	4.511
Castigo extraordinario	8.804	9.076	5.958
Bienes recibidos en pago	595	756	1.005
Ajustes tipo de cambio	35	1.926	806
Valoración activo fijo	7.472	10.306	17.642
Provisión colocaciones	43.420	31.583	28.133
Provisión por gastos	6.556	11.385	3.275
Derivados	17	2.111	34
Bienes en leasing	19.241	3.374	8.268
Pérdida tributaria de afiliadas	51	3.920	3.881
Otros	1.507	10.370	5.536
Totales activos por impuestos diferidos	89.710	85.422	79.049

Pasivos por impuestos diferidos
Valoración inversiones	(2.512)	(147)	(4.050)
Depreciaciones	(78)	(13.748)	(4.584)
Gastos anticipados	(519)	(2.439)	(1.837)
Otros	(271)	(1.255)	(613)
Totales pasivos por impuestos diferidos	(3.380)	(17.589)	(11.084)

f)	Resumen de impuestos diferidos totales

A continuación se presentan el resumen de los impuestos diferidos, considerando tanto su efecto en patrimonio como en resultado.

	Al 31 de Diciembre de		Al 01 de Enero de
	2009	2008	2008
	MM$	MM$	MM$

Activos por impuestos diferidos
Con efecto en patrimonio	5.519	3.403	1.940
Con efecto en resultado	89.710	85.422	79.049
Totales activos por impuestos diferidos	95.229	88.825	80.989

Pasivos por impuestos diferidos
Con efecto en patrimonio	-	(1.848)	-
Con efecto en resultado	(3.380)	(17.589)	(11.084)
Totales pasivos por impuestos diferidos	(3.380)	(19.437)	(11.084)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°17 - OTROS ACTIVOS:

La composición del rubro otros activos, es la siguiente:

	Al 31 de Diciembre de		Al 01 de Enero de
	2009	2008	2008
	MM$	MM$	MM$

Activos para leasing (*)	52.070	101.952	59.574

Bienes recibidos en pago o adjudicados (**)
Bienes recibidos en pago	10.405	5.481	1.065
Bienes adjudicados en remate judicial	2.179	13.807	9.158
Provisiones por bienes recibidos en pago o adjudicados	(431)	(1.621)	(2.360)
Subtotales	12.153	17.667	7.863
Otros activos
Depósitos de dinero en garantía	229.083	157.862	189.539
IVA crédito fiscal	7.180	7.104	7.157
Impuesto a la renta por recuperar	15.261	10.811	7.348
Gastos pagados por anticipado	8.960	11.635	12.364
Bienes recuperados de leasing para la venta	985	1.326	3.843
Activos por planes de pensiones (Nota 37)	4.893	-	-
Cuentas y documentos por cobrar	53.196	84.906	43.071
Documentos por cobrar por intermediación corredora y operaciones simultáneas	60.622	74.875	84.009
Mayor valor pagado en compra de letras de propia emisión	561	847	1.300
Otros activos	7.595	39.670	44.214
Subtotales	388.336	389.036	392.845
Totales	452.559	508.655	460.282

(*)	Corresponden a los activos disponibles para ser entregados bajo la modalidad de arrendamiento financiero.

(**)
Los bienes recibidos en pago, corresponden a bienes recibidos como pago de deudas vencidas de los clientes. El conjunto de bienes que se mantengan adquiridos en esta forma no debe superar en ningún momento el 20% del patrimonio efectivo del Banco. Estos activos representan actualmente un 0,52% (0,84% al 31 de Diciembre de 2008 y 0,49% al 01 de Enero de 2008) del patrimonio efectivo del Banco.

Los bienes adjudicados en remate judicial, corresponden a bienes que han sido adquiridos en remate judicial en pago de deudas previamente contraídas con el Banco. Los bienes adquiridos en remate judicial no quedan sujetos al margen anteriormente comentado. Estos inmuebles son activos disponibles para la venta. Para la mayoría de los activos, se espera completar la venta en el plazo de un año contado desde la fecha en el que el activo se recibe o adquiere. En caso que dicho bien no sea vendido dentro del transcurso de un año, éste debe ser castigado.

Adicionalmente, se registra una provisión por la diferencia entre el valor de adjudicación inicial más sus adiciones y sus correcciones monetarias cuando corresponda y su valor estimado de realización (tasación), cuando el primero sea mayor.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°18 - DEPÓSITOS Y OTRAS CAPTACIONES:

Al 31 de Diciembre de 2009, 2008 y al 01 de Enero de 2008, la composición del rubro Depósitos y otras captaciones, es la siguiente:

	Al 31 de Diciembre de		Al 01 de Enero de
	2009	2008	2008
	MM$	MM$	MM$

Depósitos y otras obligaciones a la vista
Cuentas corrientes	2.776.607	2.268.991	2.123.221
Otros depósitos y cuentas a la vista	303.495	206.347	281.993
Otras obligaciones a la vista	453.432	472.824	462.720

Totales	3.533.534	2.948.162	2.867.934

Depósitos y otras captaciones a plazo
Depósitos a plazo	4.219.392	9.476.024	7.651.725
Cuentas de ahorro a plazo	98.985	102.951	97.155
Otros saldos acreedores a plazo	2.856.880	177.291	139.017

Totales	7.175.257	9.756.266	7.887.897

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°19 - OBLIGACIONES CON BANCOS:

Al cierre de los estados financieros 2009, 2008 y al 01 de Enero de 2009, la composición del rubro obligaciones con bancos, es la siguiente:

	Al 31 de Diciembre de		Al 01 de Enero de
	2009	2008	2008
	MM$	MM$	MM$

Préstamos obtenidos de entidades financieras y Banco Central de Chile
Otras obligaciones con el Banco Central de Chile	1.850	3.012	3.972
Subtotales	1.850	3.012	3.972
Préstamos de instituciones financieras del país
The Royal Bank of Scotland	1.500	-	-
The Bank of Tokyo Mitsubishi	4.800	5.003	-
Banco de Crédito e Inversiones	20.001	-	-
Subtotales	26.301	5.003	-
Préstamos de instituciones financieras en el exterior
Banco Santander – Hong Kong	457.610	-	-
Wachovia Bank N.A. Miami	211.480	204.826	121.008
Standard Chartered Bank, New York	193.176	9.620	44.864
Banco Santander – Madrid	190.539	-	19.581
Bayerische Landesbank	183.329	232.631	217.244
Bank of America	131.784	76.559	59.734
Citibank N.A. New York	91.994	41.231	24.889
Banco Santander – Montevideo	75.155	-	-
Bank of Montreal – Toronto	68.681	-	44.824
J.P. Morgan Chase Bank N.A. New York	63.501	45.412	-
The Toronto Dominion Bank – Toronto	55.935	12.859	49.829
Commerzbank A.G.-Frankfurt	55.831	-	-
Landesbank Baden-Wuerttemberg	50.802	195.357	102.699
Intesa San Paolo SPA U.S.A.	45.833	35.328	32.397
Banesto New York	35.536	16.057	-
Sumitomo Mitsui Banking Corporation	35.636	29.191	-
Banco Latinoamericano de Comercio	30.533	-	-
Commercebank N.A. – Miami	15.286	-	-
Deutsche Bank A.G. New York	13.971	32.134	-
Dresdner Bank A.C.	-	70.730	-
Bank of Montreal	-	64.474	-
Caja de Madrid	-	48.284	32.558
HSBC Bank USA London	-	32.409	-
ABN Amro Bank N.V. Amsterdam	-	25.798	49.778
ING Bank N.V. Amsterdam	-	23.783	14.999
Santander Overseas Bank	-	19.776	3.851
Unicrédito Italiano New York	-	19.574	12.445
The Bank of New York Mellon	-	19.269	-
Standard Chartered Bank, Hong Kong	-	16.253	-
Toronto Dominion Bank Singapur	-	17.645	-
American Express Bank, Ltd (USA)	-	12.898	16.925
Raiffeisen Zentralbank Oesterr	-	12.852	-
BNP Paribas, Panamá Branch	-	12.844	-
Toronto Dominion Bank	-	12.835	-
Credit Suisse, Zurich	-	9.731	-
BHF-Bank Aktiengesellscjatft	-	9.684	-
WGZ Bank A.G. Westdeutsche Genos	-	7.707	5.995
National Westminster Bank PLC	-	-	49.984
The Chase Manhattan Bank – New York	-	-	39.325
Dresdner Bank A.G. – Frankfurt	-	-	34.997
HSBC Holding	-	-	24.889
The Bank of New York	-	-	19.911
National City Bank Cleveland	-	-	14.933
Banco Español de Crédito	-	-	9.956
Otros	12.027	49.301	47.870
Subtotales	2.018.639	1.417.052	1.095.485

Totales	2.046.790	1.425.067	1.099.457

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°19  - OBLIGACIONES CON BANCOS, continuación:

a)	Obligaciones con el Banco Central de Chile

Las deudas con el Banco Central de Chile incluyen líneas de crédito para la renegociación de préstamos y otras deudas con el Banco Central de Chile. Estas líneas de crédito fueron provistas por el Banco Central de Chile para la renegociación de préstamos adeudados debido a la necesidad de refinanciarlos como resultado de la recesión económica y la crisis del sistema bancario de principios de la década de 1980. Las líneas de crédito para las renegociaciones están relacionadas con préstamos hipotecarios en UF y llevan una tasa de interés anual del 3 % al 31 de Diciembre de 2009, 2008 y al 01 de Enero de 2008.

Los montos totales de la deuda al Banco central son los siguientes:

	Al 31 de Diciembre de		Al 01 de Enero de
	2009	2008	2008
	MM$	MM$	MM$

Totales Línea de crédito para renegociación de obligaciones con el Banco Central de Chile	1.850	3.012	3.972

b)	Préstamos de instituciones financieras del país

La madurez de estas obligaciones es la siguiente:

	Al 31 de Diciembre de		Al 01 de Enero de
	2009	2008	2008
	MM$	MM$	MM$

Vence dentro de 1 año	26.301	5.003	-
Vence entre 1 y 2 años	-	-	-
Vence entre 2 y 3 años	-	-	-
Vence entre 3 y 4 años	-	-	-
Vence posterior a 5 años	-	-	-
Totales préstamos de instituciones financieras del país	26.301	5.003	-

c)	Obligaciones con el exterior

La madurez de estas obligaciones es la siguiente:

	Al 31 de Diciembre de		Al 01 de Enero de
	2009	2008	2008
	MM$	MM$	MM$

Vence dentro de 1 año	1.812.296	1.107.997	608.889
Vence entre 1 y 2 años	206.343	143.555	241.588
Vence entre 2 y 3 años	-	165.500	115.430
Vence entre 3 y 4 años	-	-	129.578
Vence posterior a 5 años	-	-	-
Totales préstamos de instituciones financieras en el exterior	2.018.639	1.417.052	1.095.485

Las obligaciones con el exterior están emitidas generalmente en Dólares Americanos y son principalmente utilizadas para financiar préstamos comerciales extranjeros del Banco, y tienen una tasa de interés promedio anual de 1,4% y 3,9% al 31 de Diciembre 2009 y 2008 respectivamente y de 1,3% al 01 de Enero de 2008.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°20 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES

Al 31 de Diciembre de 2009, 2008 y al 01 de Enero de 2008, la composición del rubro es la siguiente:

	Al 31 de Diciembre de		Al 01 de Enero
	2009	2008	2008
	MM$	MM$	MM$

Otras obligaciones financieras
Obligaciones con el sector público	90.144	62.259	38.371
Otras obligaciones en el país	55.015	55.903	61.884
Obligaciones con el exterior	1.752	13.156	75.412
Subtotales	146.911	131.318	175.667
Instrumentos de deuda emitidos
Letras de crédito	263.864	344.680	434.275
Bonos corrientes	2.068.786	1.618.780	1.225.007
Bonos subordinados	592.026	687.912	495.714
Subtotales	2.924.676	2.651.372	2.154.996

Totales	3.071.587	2.782.690	2.330.663

Las deudas clasificadas como de corto plazo son aquellas que constituyen obligaciones a la vista o que vencerán en un plazo igual o inferior a un año. Todas las otras deudas son clasificadas como de largo plazo. Las deudas del Banco, tanto de corto como de largo plazo, son resumidas a continuación:

	Al 31 de Diciembre de 2009
	Largo plazo	Corto plazo	Total
	MM$	MM$	MM$

Letras hipotecarias	213.853	50.011	263.864
Bonos corrientes	1.901.972	166.814	2.068.786
Bonos subordinados	592.026	-	592.026
Instrumentos de deuda emitidos	2.707.851	216.825	2.924.676

Otras obligaciones financieras	109.013	37.898	146.911

Totales	2.816.864	254.723	3.071.587

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°20 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

	Al 31 de Diciembre de 2008
	Largo plazo	Corto plazo	Total
	MM$	MM$	MM$

Letras hipotecarias	289.913	54.767	344.680
Bonos corrientes	1.362.198	256.582	1.618.780
Bonos subordinados	687.912	-	687.912
Instrumentos de deuda emitidos	2.340.023	311.349	2.651.372

Otras obligaciones financieras	32.277	99.041	131.318

Totales	2.372.300	410.390	2.782.690

	Al 01 de Enero de2008
	Largo plazo	Corto plazo	Total
	MM$	MM$	MM$

Letras hipotecarias	376.847	57.428	434.275
Bonos corrientes	1.225.007	-	1.225.007
Bonos subordinados	495.714	-	495.714
Instrumentos de deuda emitidos	2.097.568	57.428	2.154.996

Otras obligaciones financieras	33.749	141.918	175.667

Totales	2.131.317	199.346	2.330.663

a)	Bonos para financiamiento hipotecario

Estos bonos son usados para financiar préstamos hipotecarios. Los principales montos de estos, son amortizados trimestralmente. El rango de vencimiento de estas obligaciones es entre cinco y veinte años. Los bonos están indexados a la UF y devengan una tasa de interés anual de 4,7% a Diciembre de 2009, 4,6% a Diciembre 2008.

	Al 31 de Diciembre de		Al 01 de Enero de
	2009	2008	2008
	MM$	MM$	MM$

Vence dentro de 1 año	50.011	54.767	57.428
Vence entre 1 y 2 años	31.804	41.211	47.461
Vence entre 2 y 3 años	28.574	37.635	45.331
Vence entre 3 y 4 años	23.277	31.284	41.456
Vence entre 4 y 5 años	27.350	33.655	36.951
Vence posterior a 5 años	102.848	146.128	205.648
Totales letras hipotecarias	263.864	344.680	434.275

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°20 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

b)	Bonos corrientes

La siguiente tabla muestra, en las fechas indicadas, nuestros bonos emitidos.

	Al 31 de Diciembre de		Al 01 de Enero de
	2009	2008	2008
	MM$	MM$	MM$

Bonos Santander en UF	1.660.877	1.362.198	1.025.758
Bonos Santander en US $	407.909	256.582	199.249
Totales bonos corrientes	2.068.786	1.618.780	1.225.007

Durante el año 2009, el Banco colocó bonos por UF 16.289.000 y de USD 800.000.000.

Bonos
Series	Monto	Plazo	Tasa de emisión	Fecha de emisión	Fecha de vencimiento

F1	UF 3.000.000	8 años	3,50% anual simple simple	02-05-2008	02-05-2016
F2	UF 2.379.000	9 años	4,20% anual simple	01-09-2008	01-09-2017
F3	UF 3.000.000	5 años	4,50% anual simple	01-02-2009	01-02-2014
F4	UF 3.000.000	4 años	4,50% anual simple	01-02-2009	01-02-2013
F5	UF 3.000.000	4,5 años	2,50% anual simple	01-05-2009	01-11-2013
F6	UF 3.000.000(*)	5 años	3,50% anual simple	01-09-2009	01-09-2014
F7	UF 3.000.000(**)	4,5 años	3,30% anual simple	01-11-2009	01-05-2014
Total	UF 20.379.000

144 A	USD 500.000.000	3 años	2,88% anual simple	13-11-2009	13-11-2012
144 A	USD 300.000.000	3 años	2,88% anual simple	13-11-2009	13-11-2012
Total	USD 800.000.000

Durante el 2008, el Banco colocó bonos en el mercado local para un total de UF 12.621.000 (MM$ 264.320 al 31 de Diciembre de 2009). El detalle de estos bonos es el siguiente:

Bonos
Series	Monto	Plazo	Tasa de emisión	Fecha de colocación	Fecha de vencimiento

Y	UF 4.000.000	6 años	3,50% anual simple	17-01-2008	03-12-2013
Y1	UF 3.000.000	5 años	3,50% anual simple	28-04-2008	01-02-2013
Y2	UF 3.000.000	25 años	No devenga interés	09-05-2008	01-02-2033
Y3	UF 2.000.000	10 años	3,80% anual simple	04-06-2008	01-02-2018
F2	UF 621.000	9 años	4,20% anual simple	16-12-2008	01-09-2017
Total	UF 12.621.000

(*)
Con fecha 01 de Septiembre de 2009 se inscribió en el registro de valores de la SBIF, una línea de bonos bancarios por UF 3.000.000 correspondiente a la serie F6 a 5 años plazo. El Bono F6 posee un valor nominal sin colocar de UF 1.090.000 al 31 de Diciembre de 2009.

(**)
Con fecha 01 de Noviembre de 2009, se inscribió en el registro de valores de la Superintendencia de Bancos e Instituciones Financieras, una línea de bonos por UF 3.000.000 correspondiente a la serie F7 a 4,5 años plazo. De este bono no se han realizado colocaciones en el presente ejercicio.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°20 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

El vencimiento de estos bonos es el siguiente:

	Al 31 de Diciembre de		Al 01 de Enero de
	2009	2008	2008
	MM$	MM$	MM$

Vence dentro de 1 año	166.814	256.582	-
Vence entre 1 y 2 años	218.339	170.358	199.249
Vence entre 2 y 3 años	438.446	226.910	137.872
Vence entre 3 y 4 años	378.064	8.805	209.543
Vence entre 4 y 5 años	171.647	259.768	9.390
Vence posterior a 5 años	695.476	696.357	668.953
Totales bonos	2.068.786	1.618.780	1.225.007

c)	Bonos subordinados

La siguiente tabla muestra, en las fechas indicadas, los saldos de nuestros bonos subordinados.

	Al 31 de Diciembre de		Al 01 de Enero de
	2009	2008	2008
	MM$	MM$	MM$

Bonos subordinados en US $	278.087	364.410	263.676
Bonos subordinados en UF	313.939	323.502	232.038
Totales bonos subordinados	592.026	687.912	495.714
Durante el año 2009, el Banco colocó bonos subordinados en el mercado local por UF 300.000, el que se detalla a continuación:

Bonos Subordinados
Series	Monto	Plazo	Tasa de emisión	Fecha de emisión	Fecha de vencimiento

G2 (*)	UF 300.000	30 años	4,8% anual simple	01-09-2008	01-03-2038
Total	UF 300.000

Durante el año 2008, el Banco emitió bonos subordinados por UF 3.750.000 de serie G1 y G2 (MM$ 80.447 al 31 de Diciembre de 2008) a 25 y 30 años plazo, respectivamente.

Bonos Subordinados
Series	Monto	Plazo	Tasa de emisión	Fecha de colocación	Fecha de vencimiento

G1	UF 3.000.000	25 años	3,90% anual simple	25-07-2008	02-05-2033
G2 (*)	UF 750.000	30 años	4,80% anual simple	26-12-2008	01-03-2038
Total	UF 3.750.000

 (*) Al 31 de Diciembre de 2009 existen bonos de la serie G2 sin colocar por un valor nominal de U.F. 1.950.000.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°20 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

La madurez de estos bonos, considerados de largo plazo, es la siguiente:

	Al 31 de Diciembre de		Al 01 de Enero de
	2009	2008	2008
	MM$	MM$	MM$

Vence dentro de 1 año	-	-	-
Vence entre 1 y 2 años	12.899	-	-
Vence entre 2 y 3 años	119.211	19.420	-
Vence entre 3 y 4 años	-	141.187	17.349
Vence entre 4 y 5 años	158.876	-	116.330
Vence posterior a 5 años	301.040	527.305	362.035
Totales bonos subordinados	592.026	687.912	495.714

d)	Otras obligaciones financieras

La composición de las otras obligaciones financieras, de acuerdo a su vencimiento, se resume a continuación:

	Al 31 de Diciembre de		Al 01 de Enero de
	2009	2008	2008
	MM$	MM$	MM$
Obligaciones a largo plazo:
Vence entre 1 y 2 años	4.583	2.772	3.304
Vence entre 2 y 3 años	3.515	2.502	2.727
Vence entre 3 y 4 años	3.556	1.835	2.539
Vence entre 4 y 5 años	27.868	1.626	1.977
Vence posterior a 5 años	69.491	23.542	23.201
Subtotales obligaciones financieras a largo plazo	109.013	32.277	33.748

Obligaciones a corto plazo:
Monto adeudado por operaciones de tarjeta de crédito	31.045	41.018	23.497
Aprobación de cartas de crédito	-	-	75.134
Otras obligaciones financieras a largo plazo, porción corto plazo	6.853	58.023	43.288
Subtotales obligaciones financieras a corto plazo	37.898	99.041	141.919

Totales otras obligaciones financieras	146.911	131.318	175.667

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°21 - VENCIMIENTO DE ACTIVOS Y PASIVOS:

Al 31 de Diciembre de 2009 y 2008, el desglose por vencimientos de los activos y pasivos, es el siguiente:

Al 31 de Diciembre de 2009	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Subtotal hasta 1 año	Entre 1 y 5 años	Más de 5 años	Subtotal sobre 1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activo
Efectivo y depósitos en bancos	2.043.458	-	-	-	2.043.458	-	-	-	2.043.458
Operaciones con liquidación en curso	468.134	-	-	-	468.134	-	-	-	468.134
Instrumentos para negociación	37.151	521	2.541	663.359	703.572	71.262	23.705	94.967	798.539
Contratos de retrocompra y préstamos de valores	-	14.020	-	-	14.020	-	-	-	14.020
Contratos de derivados financieros	-	54.140	73.784	166.202	294.126	732.143	367.609	1.099.752	1.393.878
Adeudado por bancos	-	23.370	-	-	23.370	-	-	-	23.370
Créditos y cuentas por cobrar a clientes (*)	353.799	1.050.056	897.422	2.033.400	4.334.677	4.277.025	4.573.427	8.850.452	13.185.129
Instrumentos de inversión disponibles para la venta	5.132	93.861	120.057	342.426	561.476	620.963	647.651	1.268.614	1.830.090
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-	-

Totales activos	2.907.674	1.235.968	1.093.804	3.205.387	8.442.833	5.701.393	5.612.392	11.313.785	19.756.618

Pasivos
Depósitos y otras obligaciones a la vista	3.533.534	-	-	-	3.533.534	-	-	-	3.533.534
Operaciones con liquidación en curso	275.474	-	-	-	275.474	-	-	-	275.474
Contratos de retrocompra y préstamos de valores	-	191.118	317.187	606.300	1.114.605	-	-	-	1.114.605
Depósitos y otras obligaciones a plazo (**)	1.235	2.338.029	1.750.407	1.945.620	6.035.291	1.029.446	11.535	1.040.981	7.076.272
Contratos de derivados financieros	-	81.601	77.426	216.070	375.097	668.674	305.135	973.809	1.348.906
Obligaciones con bancos	3.726	69.060	350.645	1.417.016	1.840.447	206.343	-	206.343	2.046.790
Instrumentos de deuda emitidos	3.450	18.308	169.012	26.055	216.825	1.608.489	1.099.362	2.707.851	2.924.676
Otras obligaciones financieras	32.443	1.163	604	3.688	37.898	39.522	69.491	109.013	146.911

Totales pasivos	3.849.862	2.699.279	2.665.281	4.214.749	13.429.171	3.552.474	1.485.523	5.037.997	18.467.168

(*)	Excluye los montos cuya fecha de vencimiento ya ha transcurrido.
(**)	Excluye las cuentas de ahorro a plazo.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°21 - VENCIMIENTO DE ACTIVOS Y PASIVOS, continuación:

Al 31 de Diciembre de 2008	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Subtotal hasta 1 año	Entre 1 y 5 años	Más de 5 años	Subtotal sobre 1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	532.897	322.514	-	-	855.411	-	-	-	855.411
Operaciones con liquidación en curso	335.405	-	-	-	335.405	-	-	-	335.405
Instrumentos para negociación	59.420	1.655	2.523	212.071	275.669	741.913	148.844	890.757	1.166.426
Contratos de retrocompra y préstamos de valores	-	-	-	-	-	-	-	-	-
Contratos de derivados financieros	-	144.191	233.545	393.833	771.569	596.347	478.593	1.074.940	1.846.509
Adeudado por bancos	95.499	-	-	-	95.499	-	-	-	95.499
Créditos y cuentas por cobrar a clientes (*)	290.941	2.092.500	1.320.866	2.034.584	5.738.891	4.134.266	4.437.651	8.571.917	14.310.808
Instrumentos de inversión disponibles para la venta	986	474.148	12.174	110.703	598.011	460.182	522.047	982.229	1.580.240
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-	-

Totales activos	1.315.148	3.035.008	1.569.108	2.751.191	8.670.455	5.932.708	5.587.135	11.519.843	20.190.298

Pasivos
Depósitos y otras obligaciones a la vista	2.948.162	-	-	-	2.948.162	-	-	-	2.948.162
Operaciones con liquidación en curso	142.552	-	-	-	142.552	-	-	-	142.552
Contratos de retrocompra y préstamos de valores	-	524.007	26.837	10.526	561.370	853	-	853	562.223
Depósitos y otras obligaciones a plazo (**)	446	2.944.775	2.491.573	2.620.290	8.057.084	1.582.324	13.907	1.596.231	9.653.315
Contratos de derivados financieros	-	145.974	119.815	218.260	484.049	578.402	407.273	985.675	1.469.724
Obligaciones con bancos	4.371	50.639	235.605	825.397	1.116.012	309.055	-	309.055	1.425.067
Instrumentos de deuda emitidos	-	20.135	2.855	288.359	311.349	970.233	1.369.790	2.340.023	2.651.372
Otras obligaciones financieras	78.094	16.631	2.015	2.301	99.041	8.735	23.542	32.277	131.318

Totales pasivos	3.173.625	3.702.161	2.878.700	3.965.133	13.719.619	3.449.602	1.814.512	5.264.114	18.983.733

(*)	Excluye los montos cuya fecha de vencimiento ya ha transcurrido.
(**)	Excluye las cuentas de ahorro a plazo.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°21 - VENCIMIENTO DE ACTIVOS Y PASIVOS, continuación:

Al 01 de Enero de 2008	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Subtotal hasta 1 año	Entre 1 y 5 años	Más de 5 años	Subtotal sobre 1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	1.108.637	-	-	-	1.108.637	-	-	-	1.108.637
Operaciones con liquidación en curso	316.240	-	-	-	316.240	-	-	-	316.240
Instrumentos para negociación	-	145.170	7.087	113.274	265.531	431.615	396.299	827.914	1.093.445
Contratos de retrocompra y préstamos de valores	-	33.999	-	-	33.999	-	-	-	33.999
Contratos de derivados financieros	-	36.907	37.049	92.043	165.999	259.690	355.086	614.776	780.775
Adeudado por bancos	-	45.961	-	-	45.961	-	-	-	45.961
Créditos y cuentas por cobrar a clientes (*)	490.610	1.732.281	778.159	1.742.638	4.743.688	3.639.248	3.522.685	7.161.933	11.905.621
Instrumentos de inversión disponibles para la venta	138	60.296	14.202	71.916	146.552	183.136	449.947	633.083	779.635
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-	-

Totales activos	1.915.625	2.054.614	836.497	2.019.871	6.826.607	4.513.689	4.724.017	9.237.706	16.064.313

Pasivos
Depósitos y otras obligaciones a la vista	2.867.934	-	-	-	2.867.934	-	-	-	2.867.934
Operaciones con liquidación en curso	135.219	-	-	-	135.219	-	-	-	135.219
Contratos de retrocompra y préstamos de valores	-	307.630	-	-	307.630	-	-	-	307.630
Depósitos y otras obligaciones a plazo (**)	-	2.272.828	1.763.080	2.213.515	6.249.423	1.531.142	10.177	1.541.319	7.790.742
Contratos de derivados financieros	-	44.426	38.435	84.599	167.460	303.887	306.870	610.757	778.217
Obligaciones con bancos	962	10.301	5.359	596.239	612.861	486.596	-	486.596	1.099.457
Instrumentos de deuda emitidos	4.885	16.666	3.331	32.546	57.428	860.932	1.236.636	2.097.568	2.154.996
Otras obligaciones financieras	49.166	65.728	21.394	5.630	141.918	10.548	23.201	33.749	175.667

Totales pasivos	3.058.166	2.717.579	1.831.599	2.932.529	10.539.873	3.193.105	1.576.884	4.769.989	15.309.862

(*)	Excluye los montos cuya fecha de vencimiento ya ha transcurrido.
(**)	Excluye las cuentas de ahorro a plazo.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°22 - PROVISIONES:

a)	Al 31 de Diciembre de 2009, 2008 y al 01 de Enero de 2008 y, la composición del saldo del rubro provisiones, se indica a continuación:

	Al 31 de Diciembre de		Al 01 de Enero de
	2009	2008	2008
	MM$	MM$	MM$

Provisiones para beneficios y remuneración del personal	31.208	38.235	30.535
Provisiones para dividendos mínimos	129.376	98.444	-
Provisiones por riesgo de créditos contingentes	4.077	2.769	2.362
Provisiones por contingencias	21.460	27.271	17.205
Provisiones por riesgo país	-	-	-
Totales	186.121	166.719	50.102

b)	A continuación se muestra el movimiento que se ha producido en las provisiones durante los ejercicios 2009 y 2008:

	Provisiones sobre
	Beneficios y remuneraciones al personal	Riesgo de créditos contingentes	Provisiones contingentes	Provisiones dividendos mínimos	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2009	38.235	2.769	27.271	98.444	166.719
Provisiones constituidas	26.882	1.380	1.088	129.376	158.726
Aplicación de las provisiones	(31.934)	-	(586)	(98.444)	(130.964)
Liberación de provisiones	(1.975)	(72)	(14.793)	-	(16.840)
Reclasificaciones	-	-	7.283	-	7.283
Otros movimientos	-	-	1.197	-	1.197

Saldos al 31 de Diciembre de 2009	31.208	4.077	21.460	129.376	186.121

Saldos al 01 de Enero de 2008	30.535	2.362	17.205	-	50.102
Provisiones constituidas	44.076	2.808	1.075	191.038	238.997
Aplicación de las provisiones	(36.119)	-	(3.282)	(92.594)	(131.995)
Liberación de provisiones	(898)	(2.401)	(1.246)	-	(4.545)
Otros movimientos	641	-	13.519	-	14.160

Saldos al 31 de Diciembre de 2008	38.235	2.769	27.271	98.444	166.719

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°22 - PROVISIONES, continuación:

c)	Provisiones para beneficios y remuneraciones al personal:

	Al 31 de Diciembre de
	2009	2008
	MM$	MM$

Provisión indemnización años de servicios	312	4.030
Provisión para beneficios al personal basados en acciones	1.076	673
Provisión bonos cumplimiento	14.025	18.005
Provisión de vacaciones	14.053	14.723
Provisión para beneficios varios al personal	1.742	804

Totales	31.208	38.235

d)	Indemnización años de servicios:

	Al 31 de Diciembre de
	2009	2008
	MM$	MM$

Valor actual de las obligaciones al inicio del ejercicio	4.030	1.675
Incremento de la provisión	926	4.447
Pagos efectuados	(4.240)	(2.092)
Pagos anticipados	-	-
Liberaciones de provisiones	(404)	-
Otros	-	-

Totales	312	4.030

e)	Movimiento de la provisión para bonos de cumplimiento:

	Al 31 de Diciembre de
	2009	2008
	MM$	MM$

Saldos al 01 de Enero de 2008	18.005	15.202
Provisiones constituidas	14.897	18.903
Aplicaciones de provisiones	(18.059)	(15.202)
Liberaciones de provisiones	(818)	(898)
Otros movimientos	-	-

Totales	14.025	18.005

f)	Movimiento de la provisión vacaciones del personal

	Al 31 de Diciembre de
	2009	2008
	MM$	MM$

Saldos al 01 de Enero de 2008	14.723	12.725
Provisiones constituidas	6.730	16.868
Aplicaciones de provisiones	(7.320)	(15.484)
Liberaciones de provisiones	(80)	-
Otros movimientos	-	614

Totales	14.053	14.723

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°23 - OTROS PASIVOS:

La composición del rubro es la siguiente:

	Al 31 de Diciembre de		Al 01 de Enero de
	2009	2008	2008
	MM$	MM$	MM$

Cuentas y documentos por pagar	79.491	74.302	75.961
Ingresos percibidos por adelantado	2.081	4.669	6.437
Garantías por operaciones threshold	148.308	177.017	15.188
Documentos por cobrar por intermediación corredora y operaciones simultáneas	14.802	11.192	11.697
Otros pasivos	18.714	26.553	9.266

Totales	263.396	293.733	118.549

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°24 - CONTINGENCIAS Y COMPROMISOS:

a)	Juicios y procedimientos legales

A la fecha de emisión de estos estados financieros, existen diversas acciones judiciales interpuestas en contra del Banco y sus afiliadas en relación con operaciones propias del giro. Al 31 de Diciembre de 2009, el Banco y sus afiliadas mantienen provisiones por este concepto que ascienden a MM$ 830 (MM$ 1.394 al 31 de Diciembre de 2008 y MM$ 1.566 al 01 de Enero de 2008), las cuales se encuentran formando parte del rubro “Provisiones por contingencia”.

b)	Créditos contingentes

La siguiente tabla muestra los montos contractuales de las operaciones que obligan al Banco a otorgar créditos.

	Al 31 de Diciembre de		Al 01 de Enero de
	2009	2008	2008
	MM$	MM$	MM$

Cartas de crédito documentarias emitidas	155.956	181.381	181.034
Cartas de crédito del exterior confirmadas	35.818	122.783	145.016
Boletas de garantía	655.780	766.727	627.642
Avales y fianzas	169.931	172.568	236.661
Subtotales	1.017.485	1.243.459	1.190.353
Líneas de crédito con disponibilidad inmediata	4.615.787	4.041.849	3.338.221
Totales	5.633.272	5.285.308	4.528.574

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°24 - CONTINGENCIAS Y COMPROMISOS, continuación:

c)	Responsabilidades

El Banco mantiene las siguientes responsabilidades derivadas del curso normal de sus negocios:

	Al 31 de Diciembre de		Al 01 de Enero
	2009	2008	2008
	MM$	MM$	MM$

Valores custodiados en poder del Banco y sus afiliadas	238.490	463.161	128.549

Cobranzas	179.547	432.786	283.908

Recursos de terceros gestionados por el Banco y sus afiliadas	66	1.158	658

Títulos emitidos por el propio Banco	7.371.486	10.081.416	8.844.411

Totales	7.789.589	10.978.521	9.257.526

d)	Garantías

Banco Santander Chile cuenta con una póliza integral bancaria de cobertura de fidelidad funcionaria Nº 2340815 vigente con la empresa Chilena Consolidada S.A., por la suma de USD 5.000.000, la cual cubre solidariamente tanto al Banco como a sus afiliadas, con vigencia desde el 01 de Julio de 2009 al 30 de Junio de 2010.

Santander Asset Management S.A. Administradora General de Fondos

Conforme a lo instruido en la norma de carácter general N°125, la sociedad designó a Banco Santander Chile como banco representante de los beneficiarios de las boletas en garantías constituidas por cada uno de los fondos administrados, en cumplimiento a lo dispuesto en los artículos 226 y siguientes de la Ley N°18.045.

Además de estas boletas en garantía por la creación de los fondos mutuos, existen otras boletas en garantía por concepto de rentabilidad garantizada de determinados fondos mutuos, por un monto que asciende a MM$ 64.346 y depósitos a plazo por un valor de UF 20.385,18 por garantía de Fondos de Inversión Privados (F.I.P.) al 31 de Diciembre de 2009.

Santander S.A. Agente de Valores

Para efectos de asegurar el correcto y cabal cumplimiento de todas sus obligaciones como agente de valores de conformidad a lo dispuesto en los artículos N° 30 y siguientes de la Ley N°18.045, sobre Mercado de Valores, la sociedad constituyó garantía por UF 4.000 con póliza de seguro N° 209106829, tomada con la Compañía de Seguros de Crédito Continental S.A. y cuyo vencimiento es el 19 de Diciembre de 2010.

Santander S.A. Corredores de Bolsa

Para efectos de asegurar el correcto y cabal cumplimiento de todas sus obligaciones como corredora de bolsa, en conformidad a lo dispuesto en los artículos 30 y siguientes de la Ley 18.045 sobre Mercado de Valores, la sociedad tiene entregados títulos de renta fija a la Bolsa de Comercio de Santiago por un valor presente de MM$ 2.369 al 31 de Diciembre de 2009 (MM$ 1.791 al 31 de Diciembre de 2008).

Adicionalmente, la sociedad tiene garantías entregadas a la Bolsa de Comercio de Santiago para cubrir operaciones simultáneas por cuenta propia por un valor presente de MM$ 14.802 al 31 de Diciembre de 2009 (MM$ 10.934 al 31 de Diciembre de 2008).

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°24 - CONTINGENCIAS Y COMPROMISOS, continuación:

Santander Corredora de Seguros Limitada

a)	Pólizas de seguros

De acuerdo a los establecido en la circular N°1.160 de la Superintendencia de Valores y Seguros, la sociedad mantiene contratada una póliza de seguros para responder al correcto y cabal cumplimiento de todas las obligaciones emanadas en razón de sus operaciones como intermediaria en la contratación de seguros. La póliza de garantía para corredores de seguros N° 4282537, la cual cubre UF 500, y la póliza de responsabilidad profesional para corredores de seguros N° 4282542 por un monto equivalente de UF 60.000, fueron contratadas con la Compañía de Seguros Generales Consorcio Nacional de Seguros S.A. Ambas tienen vigencia desde el 16 de Abril de 2009 al 14 de Abril de 2010.

b)	Derechos aduaneros diferidos

Conforme a las normas legales vigentes, la obligación de pagar los derechos aduaneros diferidos al importar los bienes arrendados es traspasada a los arrendatarios, los que se obligan a efectuar dicho pago tanto directamente con la dirección de aduanas correspondiente, como indirectamente en el contrato de arrendamiento que celebran con la sociedad. Por lo tanto, si un arrendatario no efectuare el pago, el Fisco tendría el derecho a pagarse con el producto de la subasta del bien importado, pero dicha subasta puede evitarse pagando la sociedad los derechos correspondientes y cobrándoselo al arrendatario, de acuerdo a lo pactado en el contrato.

Bansa Santander S.A.

Con fecha 15 de Marzo de 2006 en reunión extraordinaria de accionistas de la sociedad, se acordó según lo dispuesto en el artículo 57 N°5 de la Ley N°18.046, autorizar a la sociedad para constituir fianza a favor de Banco Santander Chile, respecto del cumplimiento de todas las obligaciones que pudieran derivar por la medida precautoria de celebrar actos y contratos sobre inmuebles consistentes en parcela 18 de la subdivisión de Hijuela El Arco.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°25 - PATRIMONIO:

a)	Capital social y acciones preferentes

Al 31 de Diciembre de 2009 y 2008, el Banco presenta 188.446.126.794 acciones, las cuales se encuentran suscritas y pagadas.  Todas estas acciones son ordinarias, sin valor nominal ni preferencias.

El movimiento de las acciones durante el ejercicio 2009 y 2008, es el siguiente:

	Acciones
	Al 31 de Diciembre de
	2009	2008
	Número	Número

Emitidas al 01 de Enero	188.446.126.794	188.446.126.794
Emisión de acciones pagadas	-	-
Emisión de acciones adeudadas	-	-
Opciones de acciones ejercidas	-	-

Emitidas al	188.446.126.794	188.446.126.794

Al 31 de Diciembre de 2009, 2008 y el 01 de Enero de 2008, el Banco no mantiene en su poder acciones propias, al igual que las Sociedades que participan en la consolidación.

Al 31 de Diciembre de 2009 la distribución de accionistas es la siguiente:

Razón Social o Nombre Accionista	Acciones	ADRs (*)	Totales	% de Participación

Teatinos Siglo XXI Inversiones Limitada	78.108.391.607	-	78.108.391.607	41,45
Santander Chile Holding S.A.	66.822.519.695	-	66.822.519.695	35,46
J.P. Morgan Chase Bank	-	31.775.852.329	31.775.852.329	16,86
Inversiones Antares S.A.	250.363.545	-	250.363.545	0,13
Antonio Hitschfeld Bollman	200.000.000	-	200.000.000	0,11
Bancos y corredoras de bolsa por cuenta de terceros	6.985.588.652	-	6.985.588.652	3,71
Otros accionistas minoritarios	4.303.410.966	-	4.303.410.966	2,28
Totales			188.446.126.794	100,00

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°25 – PATRIMONIO, continuación:

Al 31 de Diciembre de 2008 la distribución de accionistas es la siguiente:

Razón Social o Nombre Accionista	Acciones	ADRs (*)	Totales	% de Participación

Teatinos Siglo XXI Inversiones Limitada	78.108.391.607	-	78.108.391.607	41,45
Santander Chile Holding S.A.	66.822.519.695	-	66.822.519.695	35,46
J.P. Morgan Chase Bank	-	29.254.384.271	29.254.384.271	15,52
Inversiones Antares S.A.	415.363.545	-	415.363.545	0,22
Bancos y corredoras de bolsa por cuenta de terceros	9.075.663.584	-	9.075.663.584	4,82
Otros accionistas minoritarios	4.769.804.092	-	4.769.804.092	2,53
Totales			188.446.126.794	100,00

Al 01 de Enero de 2008 la distribución de accionistas es la siguiente:

Razón Social o Nombre Accionista	Acciones	ADRs (*)	Totales	% de Participación

Teatinos Siglo XXI Inversiones Limitada	78.108.391.607	-	78.108.391.607	41,45
Santander Chile Holding S.A.	66.822.519.695	-	66.822.519.695	35,46
The Bank of New York	-	26.772.309.006	26.772.309.006	14,21
Inversiones Antares S.A.	425.363.545	-	425.363.545	0,23
Bancos y corredoras de bolsa por cuenta de terceros	11.164.190.056	-	11.164.190.056	5,92
Otros accionistas minoritarios	5.153.352.885	-	5.153.352.885	2,73
Totales			188.446.126.794	100,00

(*)	Los American Depository Receipts (ADR) son certificados emitidos por un banco comercial norteamericano para ser transados en el mercado de valores de EEUU.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°25 – PATRIMONIO, continuación:

b)	Dividendos

Durante el año terminado el 31 de Diciembre de 2009 y 2008, los siguientes dividendos fueron declarados y pagados por el Banco:

Dividendos distribuidos	Resultado atribuible a tenedores patrimoniales	Destinados a reservas o utilidades retenidas	Destinados a Dividendos	Porcentaje distribuido	Número de acciones	Dividendo por acción (en pesos)

- Año 2007 (Junta Accionistas Abril 2008)	308.647	108.028	200.619	65%	188.446.126.794	1,065

- Año 2008 (Junta Accionistas Abril 2009)	328.146	114.851	213.295	65%	188.446.126.794	1,132

c)	Al 31 de Diciembre la composición de la utilidad diluida y utilidad básica es la siguiente:

	Al 31 de Diciembre de
	2009	2008
	MM$	MM$

a) Beneficio básico por acción
Resultado atribuible a tenedores patrimoniales	431.253	415.055
Número medio ponderado de acciones en circulación	188.446.126.794	188.446.126.794
Beneficio por acción (en pesos)	2,288	2,203

b) Beneficio diluido por acción
Resultado atribuible a tenedores patrimoniales	431.253	415.055
Número medio ponderado de acciones en circulación	188.446.126.794	188.446.126.794
Conversión asumida de deuda convertible	-	-
Número ajustado de acciones	188.446.126.794	188.446.126.794
Beneficio diluido por acción (en pesos)	2,288	2,203

Al 31 de Diciembre de 2008 y 2009 el Banco no posee instrumentos que generen efectos dilusivos.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°26 - REQUERIMIENTOS DE CAPITAL (BASILEA):

De acuerdo con la Ley General de Bancos, el Banco debe mantener una razón mínima de patrimonio efectivo a activos consolidados ponderados por riesgo de 8% neto de provisiones exigidas, y una razón mínima de capital básico a total de activos consolidados de 3%, neto de provisiones exigidas. Sin embargo, con motivo de la fusión del Banco ocurrida en 2002, la SBIF ha determinado que el patrimonio efectivo del Banco fusionado no puede ser inferior al 11% de sus activos ponderados por riesgo. Para estos efectos, el patrimonio efectivo se determina a partir del capital y reservas o capital básico más los bonos subordinados con tope del 50% del capital básico.

Los activos son ponderados de acuerdo a las categorías de riesgo, a las cuales se les asigna un porcentaje de riesgo de acuerdo al monto del capital necesario para respaldar cada uno de esos activos. Por ejemplo, el efectivo, los depósitos en otros bancos y los instrumentos financieros emitidos por el Banco Central de Chile, tienen 0% de riesgo, lo que significa que, conforme a la normativa vigente, no se requiere capital para respaldar estos activos. Los activos fijos tienen un 100% de riesgo, lo que significa que se debe tener un capital mínimo equivalente al 11% del monto de estos activos. Todos los instrumentos derivados negociados fuera de bolsa son considerados en la determinación de los activos de riesgo con un factor de conversión sobre los valores nocionales, obteniéndose de esa forma el monto de la exposición al riesgo de crédito. También se consideran por un “equivalente de crédito”, para su ponderación, los créditos contingentes fuera del Estado Consolidado de Situación.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°26 – REQUERIMIENTOS DE CAPITAL (BASILEA), continuación:

Los niveles de capital básico y patrimonio efectivo al cierre de cada ejercicio son los siguientes:

	Activos consolidados			Activos ponderados por riesgo
	Al 31 de Diciembre de		Al 01 de Enero de	Al 31 de Diciembre de		Al 01 de Enero de
	2009	2008	2008	2009	2008	2008
	MM$	MM$	MM$	MM$	MM$	MM$

Activos de balance (neto de provisiones)
Efectivo y depósitos en bancos	2.043.458	855.411	1.108.637	-	-	-
Operaciones con liquidación en curso	468.134	335.405	316.240	191.287	58.580	73.437
Instrumento para negociación	798.539	1.166.426	1.093.445	41.918	97.594	164.600
Contratos de retrocompra y préstamos de valores	14.020	-	33.999	14.020	-	33.999
Contratos de derivados financieros (*)	1.391.886	1.459.901	1.283.957	837.692	844.892	597.881
Adeudado por bancos	23.370	95.499	45.961	4.674	19.100	9.192
Créditos y cuentas por cobrar a clientes	13.378.379	14.311.349	12.022.275	11.717.337	12.721.633	10.814.912
Instrumentos de inversión disponible para la venta	1.830.090	1.580.240	779.635	154.089	167.995	67.769
Inversiones en sociedades	7.417	7.277	7.301	7.417	7.277	7.301
Intangibles	77.260	68.232	56.224	77.260	68.232	56.224
Activo fijo	184.122	200.389	202.489	184.122	200.389	202.489
Impuestos corrientes	4.541	18.715	2.499	454	1.872	250
Impuestos diferidos	95.229	88.825	80.989	9.523	8.883	8.099
Otros activos	452.559	508.655	460.282	269.313	382.452	460.282
Activos fuera de balance
Colocaciones contingentes	1.160.118	1.240.690	1.190.363	693.009	735.126	714.218
Totales	21.929.122	21.937.014	18.684.296	14.202.115	15.314.025	13.210.653

(*)
Los “Contratos de derivados financieros” se presentan a su valor de “Riesgo Equivalente de Créditos”, de acuerdo a lo normado en el Capítulo 12-1 de la Superintendencia de Bancos e instituciones Financieras.

En orden de mantener una base de información contable, el Banco ha presentado la razón del capital básico y patrimonio efectivo del año 2008 de acuerdo a la nueva regulación establecida en Circular N° 3.479 de la Superintendencia de Bancos del 18 de Agosto de 2009 la que rige a partir del 30 de Septiembre de 2009. El ratio determinado bajo las normas previas a los cambios implementados serían 7,18% y 13,80% para el límite del capital básico y patrimonio efectivo respectivamente, según el siguiente detalle:

				Razón
	Al 31 de Diciembre de		Al 01 de Enero de	Al 31 de Diciembre de		Al 01 de Enero de
	2009	2008	2008	2009	2008	2008
	MM$	MM$	MM$	%	%	%

Capital básico	1.658.316	1.489.689	1.129.395	7,56	6,79	6,04
Patrimonio efectivo neto	2.214.092	2.104.225	1.602.432	15,59	13,74	12,13

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°27 - INTERESES MINORITARIOS:

Recoge el importe neto del patrimonio neto de las entidades dependientes atribuibles a instrumentos de capital que no pertenecen, directa o indirectamente, al Banco, incluida la parte que se les haya atribuido del resultado del ejercicio.

La participación del interés minoritario en el patrimonio y los resultados de las filiales se resume como sigue:

				Otros resultados integrales
Al 31 de Diciembre de 2009	Participación de terceros	Patrimonio	Resultados	Inst. de inv. disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
	%	MM$	MM$	MM$	MM$	MM$	MM$

Sociedades filiales:
Santander S.A. Agente de Valores	0,97%	437	63	(2)	-	(2)	61
Santander S.A. Sociedad Securitizadora	0,36%	4	-	-	-	-	-
Santander Investment S.A. Corredores de Bolsa	49,00%	22.612	3.156	(123)	21	(102)	3.054
Santander Asset Management S.A. Adm. Gral. de Fondos	0,02%	13	5	-	-	-	5
Santander Corredora de Seguros Limitada	0,24%	127	14	-	-	-	14

Subtotales		23.193	3.238	(125)	21	(104)	3.134

Entidades de propósito especial:
Bansa Santander S.A.	100%	2.380	(412)	-	-	-	(412)
Santander Gestión de Recaudación y Cobranzas Limitada	100%	3.368	1.542	-	-	-	1.542
Multinegocios S.A	100%	96	28	-	-	-	28
Servicios de Administración y Financieros Limitada	100%	336	380	-	-	-	380
Servicios de Cobranzas Fiscalex Limitada	100%	51	48	-	-	-	48
Multiservicios de Negocios Limitada	100%	375	229	-	-	-	229

Subtotales		6.606	1.815	-	-	-	1.815

Totales		29.799	5.053	(125)	21	(104)	4.949

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°27 - INTERESES MINORITARIOS, continuación:

La participación del interés minoritario en el patrimonio y los resultados de las filiales al 31 de Diciembre de 2008, se resume como sigue:

					Al 31 de Diciembre de 2008
					Otros resultados integrales
	Participación de terceros	Patrimonio 01.01.08	Patrimonio 31.12.08	Resultados	Inst. de inv. disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
	%	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Sociedades filiales:
Santander S.A. Agente de Valores	0,97%	1.374	1.473	210	(47)	8	(39)	171
Santander S.A. Sociedad Securitizadora	0,36%	4	4	-	-	-	-	-
Santander Investment S.A. Corredores de Bolsa	49,00%	18.271	22.706	4.229	-	-	-	4.229
Santander Asset Management S.A. Administradora General de Fondos	0,02%	18	18	5	-	-	-	5
Santander Corredora de Seguros Limitada (ex Santander Leasing S.A.)	0,24%	154	179	19	-	-	-	19
Santander Corredora de Seguros Limitada	0,01%	3	-	-	-	-	-	-

Subtotales		19.824	24.380	4.463	(47)	8	(39)	4.424

Entidades de propósito especial:
Bansa Santander S.A.	100%	(2.362)	(3.027)	(1.411)	-	-	-	(1.411)
Gesbán Santander Servicios Profesionales Contables Limitada (1)	100%	533	211	139	-	-	-	139
Santander Gestión de Recaudación y Cobranzas Limitada	100%	(279)	3.864	4.211	-	-	-	4.211
Multinegocios S.A.	100%	103	92	16	-	-	-	16
Servicios Administración y Financieros Limitada	100%	86	32	19	-	-	-	19
Servicios de Cobranzas Fiscalex Limitada	100%	67	71	43	-	-	-	43
Multiservicios de Negocios Limitada	100%	162	256	117	-	-	-	117

Subtotales		(1.690)	1.499	3.134	-	-	-	3.134

Totales		18.134	25.879	7.597	(47)	8	(39)	7.558

(1)
Con Fecha 31 de Diciembre de 2008 se acuerda modificar su objeto social y transformarla en sociedad de responsabilidad limitada bajo el nombre de Gesban Santander Servicios Profesionales Contables Limitada (Ex – Santander Multimedios S.A.), modificando también el giro de sus negocios, lo cual provocó que sus ingresos dejaran de depender en gran medida de las operaciones realizadas con el Banco.

Según lo señalado anteriormente se determinó que el Banco ya no ejercía control sobre ella, debiendo ser excluida del perímetro de consolidación a partir de Marzo 2009.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°28 - INTERESES Y REAJUSTES:

Comprende los intereses devengados en el ejercicio por todos los activos financieros cuyo rendimiento, implícito o explícito, se obtiene de aplicar el método del tipo de interés efectivo, con independencia de que se valoren por su valor razonable, así como las rectificaciones de productos como consecuencia de coberturas contables.

a)       Al cierre de los estados financieros, la composición de ingresos por intereses y reajustes, sin incluir los resultados por coberturas contables, es la siguiente:

	Al 31 de Diciembre de
	2009				2008
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Contratos de retrocompra	16.903	3.603	-	20.506	3.691	-	-	3.691
Créditos otorgados a bancos	262	-	-	262	1.273	-	-	1.273
Colocaciones comerciales	574.912	(65.137)	3.016	512.791	577.043	273.751	1.935	852.729
Colocaciones para vivienda	182.262	(88.801)	4.109	97.570	169.946	317.678	4.874	492.498
Colocaciones para consumo	506.896	(1.844)	3.249	508.301	548.570	9.704	2.282	560.556
Instrumentos de inversión	47.331	(20.646)	-	26.685	55.631	59.895	-	115.526
Otros ingresos por intereses y reajustes	3.102	1.897	-	4.999	32.619	7.750	-	40.369

Totales ingresos por intereses y reajustes	1.331.668	(170.928)	10.374	1.171.114	1.388.773	668.778	9.091	2.066.642

b)       Tal como se señala en la letra i) de la Nota 01, los intereses y reajustes suspendidos son registrados en cuentas de orden (fuera del Estado de Situación Financiera Consolidado), mientras estos nos sean efectivamente percibidos.

Al cierre del ejercicio, el detalle de los ingresos por intereses y reajustes suspendidos es el siguiente:

	Al 31 de Diciembre de
	2009				2008
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Fuera de balance	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales	21.224	3.933	-	25.157	11.188	14.748	-	25.936
Colocaciones de vivienda	5.570	2.726	-	8.296	1.728	1.678	-	3.406
Colocaciones de consumo	32.788	(671)	-	32.117	18.168	7.538	-	25.706

Totales	59.582	5.988	-	65.570	31.084	23.964	-	55.048

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°28 - INTERESES Y REAJUSTES, continuación:

c)       Al cierre del ejercicio el detalle de los gastos por intereses y reajustes, es el siguiente:

	Al 31 de Diciembre de
	2009				2008
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Depósitos a la vista	(704)	(167)	-	(871)	(1.551)	(67)	-	(1.618)
Contratos de retrocompra	(15.372)	572	-	(14.800)	(32.096)	(903)	-	(32.999)
Depósitos y captaciones a plazo	(293.658)	65.909	-	(227.749)	(447.990)	(286.493)	-	(734.483)
Obligaciones con bancos	(29.030)	64	-	(28.966)	(54.547)	(280)	-	(54.827)
Instrumentos de deuda emitidos	(112.549)	49.801	-	(62.748)	(108.356)	(169.986)	-	(278.342)
Otras obligaciones financieras	(3.834)	1.447	-	(2.387)	(2.429)	(3.502)	-	(5.931)
Otros gastos por intereses y reajustes	(1.994)	(71)	-	(2.065)	(3.308)	(9.112)	-	(12.420)
	-	-	-	-
Totales gastos por intereses y reajustes	(457.141)	117.555	-	(339.586)	(650.277)	(470.343)	-	(1.120.620)

d)       Al cierre del ejercicio, el resumen de intereses y reajustes, es el siguiente:

	Al 31 de Diciembre de
	2009	2008
Conceptos	MM$	MM$

Ingresos por intereses y reajustes	1.171.114	2.066.642
Gastos por intereses y reajustes	(339.586)	(1.120.620)

Subtotales ingresos por intereses y reajustes	831.528	946.022

Resultado de coberturas contables (neto)	24.988	(53.956)

Totales intereses y reajustes netos	856.516	892.066

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°29 - COMISIONES:

Comprende el monto de todas las comisiones devengadas y pagadas en el ejercicio, excepto las que formen parte integrante del tipo de interés efectivo de los instrumentos financieros:

	Al 31 de Diciembre de
	2009	2008
	MM$	MM$

Ingresos por comisiones
Comisiones por líneas de crédito y sobregiros (*)	25.822	38.878
Comisiones por avales y cartas de crédito	24.558	17.092
Comisiones por servicios de tarjetas	96.388	87.403
Comisiones por administración de cuentas	27.566	25.605
Comisiones por cobranzas, recaudaciones y pagos	65.782	59.237
Comisiones por intermediación y manejo de valores	7.808	8.830
Comisiones por inversiones en fondos mutuos u otro	30.766	28.220
Remuneraciones por comercialización de seguros	16.307	15.284
Office banking	8.586	5.285
Otras comisiones ganadas	12.342	10.135
Totales	315.925	295.969

	Al 31 de Diciembre de
	2009	2008
	MM$	MM$

Gastos por comisiones
Remuneraciones por operación de tarjetas	(44.718)	(43.631)
Comisiones por operación con valores	(1.276)	(2.292)
Office banking	(6.034)	(3.341)
Otras comisiones	(9.767)	(3.576)
Totales	(61.795)	(52.840)

Totales ingresos y gastos por comisiones netos	254.130	243.129

Las comisiones ganadas por operaciones con letras de crédito se presentan en el Estado Consolidado de Resultados en el rubro “Ingresos por intereses y reajustes”.

(*)
 De acuerdo a la Circular 3.452 de la SBIF, de fecha 25 de Noviembre de 2008, modificada por la Circular 3.466 del 04 de Febrero de 2009 de la SBIF, se eliminó el cobro de comisiones por sobregiros no pactados.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°30 - RESULTADOS DE OPERACIONES FINANCIERAS:

Incluye el monto de los ajustes por variación de los instrumentos financieros, excepto los imputables a intereses devengados por aplicación del método del tipo de interés efectivo de correcciones de valor de activos, así como los resultados obtenidos en su compraventa.

Al 31 de Diciembre de 2009 y 2008, el detalle de los resultados por operaciones financieras es el siguiente:

	Al 31 de Diciembre de
	2009	2008
	MM$	MM$

Utilidad neta operaciones financieras
Derivados de negociación	(102.825)	178.883
Instrumentos financieros para negociación	49.220	77.222
Venta de créditos y cuentas por cobrar a clientes
Cartera vigente	542	980
Cartera castigada	8.689	14.037
Instrumentos disponibles para la venta	47.335	3.807
Otros resultados de operaciones financieras	926	(1.452)
Totales	3.887	273.477

NOTA N°31 - RESULTADO NETO DE CAMBIO:

Comprende los resultados obtenidos en la compraventa de divisas, las diferencias que surgen al convertir las partidas monetarias en moneda extranjera a la moneda funcional y las procedentes de activos no monetarios en moneda extranjera en el momento de su enajenación.

Al 31 de Diciembre de 2009 y 2008, el detalle del resultado de cambio es el siguiente:

	Al 31 de Diciembre de
	2009	2008
	MM$	MM$

Diferencias de cambio
Utilidad (pérdida) neta por diferencias de cambio	401.695	(402.927)
Derivados de cobertura	(266.221)	243.979
Resultado por activos reajustables en moneda extranjera	(10.138)	12.684
Resultado por pasivos reajustables en moneda extranjera	37.905	(40.778)
Totales	163.241	(187.042)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°32 - PROVISIONES POR RIESGO DE CRÉDITO:

El movimiento registrado durante los ejercicios 2009 y 2008 en los resultados por concepto de provisiones y deterioros se resume como sigue:

		Créditos y cuentas por cobrar a clientes
	Créditos Interbancarios	Créditos comerciales	Créditos hipotecarios	Créditos de consumo	Créditos contingentes	Total
Al 31 de Diciembre de 2009	MM$	MM$	MM$	MM$	MM$	MM$

Provisiones y castigos
- Evaluación individual	(7)	(34.739)	-	-	(1.380)	(36.126)
- Evaluación grupal	-	(73.774)	(14.061)	(276.530)	-	(364.365)
Totales provisiones y castigos	(7)	(108.513)	(14.061)	(276.530)	(1.380)	(400.491)

Provisiones liberadas
- Evaluación individual	-	5.635	-	-	-	5.635
- Evaluación grupal	-	1.718	1.450	18.495	72	21.735
Totales provisiones liberadas	-	7.353	1.450	18.495	72	27.370

Recuperación de créditos castigados	-	8.446	2.560	28.268	-	39.274

Cargos netos a resultado	(7)	(92.714)	(10.051)	(229.767)	(1.308)	(333.847)

		Créditos y cuentas por cobrar a clientes
	Créditos interbancarios	Créditos comerciales	Créditos hipotecarios	Créditos de consumo	Créditos contingentes	Total
Al 31 de Diciembre de 2008	MM$	MM$	MM$	MM$	MM$	MM$

Provisiones y castigos
- Evaluación individual	(35)	(32.284)	-	-	(2.759)	(35.078)
- Evaluación grupal	-	(41.235)	(8.761)	(251.068)	(49)	(301.113)
Totales provisiones y castigos	(35)	(73.519)	(8.761)	(251.068)	(2.808)	(336.191)

Provisiones liberadas
- Evaluación individual	-	2.725	-	-	2.401	5.126
- Evaluación grupal	-	2.046	685	2.457	-	5.188
Totales provisiones liberadas	-	4.771	685	2.457	2.401	10.314

Recuperación de créditos castigados	-	9.244	1.932	26.718	-	37.894

Cargos netos a resultado	(35)	(59.504)	(6.144)	(221.893)	(407)	(287.983)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°33 - REMUNERACIONES Y GASTOS DEL PERSONAL:

a)	Composición del gasto por remuneraciones y gastos del personal:

	Al 31 de Diciembre de
	2009	2008
	MM$	MM$

Remuneraciones del personal	152.695	161.801
Bonos o gratificaciones	47.983	47.364
Beneficios basados en instrumentos de capital	2.371	1.352
Indemnización por años de servicio	3.075	17.844
Planes de pensiones	100	-
Gastos de capacitación	1.452	1.763
Sala cuna y jardín infantil	1.582	1.295
Fondos de salud	2.519	2.492
Fondo bienestar	462	435
Otros gastos de personal	12.245	12.429
Totales	224.484	246.775

b)	Beneficios basados en instrumentos de capital

Banco Santander Chile y sus Afiliadas, en materia de remuneraciones, tienen diseñados planes de compensación variable para sus empleados, ligados a la consecución de metas y objetivos, cuyo cumplimiento es evaluado y retribuido de forma trimestral y/o anual. Adicionalmente existen planes de remuneración variable de carácter plurianual orientados a la retención y motivación de ejecutivos, y cuyo pago depende del grado de consecución de metas, tanto comunes como individuales, durante un horizonte temporal superior al año.

Política de incentivos de largo plazo

Durante el 2007, el Comité de Directores de la Casa Matriz aprobó un plan de incentivos a largo plazo (PI06) en opciones sobre acciones del Banco para el período 2008-2010. Este plan esta enfocado a los directores ejecutivos del Grupo Santander y a cierto personal ejecutivo en España y en otras compañías del Grupo Santander.

Al 31 de Diciembre de 2008, alrededor de 90 de los ejecutivos del Banco que fueron incluidos en el plan PI06, ejercieron 3.099.850 opciones de acciones de Banco Santander S.A. (Casa Matriz erradicada en España) a un precio de €9,09.

Plan de rendimiento de acciones

Consiste en un plan de incentivos multi-anual compensado en acciones del Banco Santander S.A. (Casa Matriz erradicada en España). Los beneficiarios del plan son los Directores Ejecutivos, los demás miembros de la Alta Dirección y otros miembros del Banco determinados por el Comité de Directores de la Casa Matriz o, cuando es delegado por éste, por el Comité Ejecutivo. Estas acciones serán distribuidas si los siguientes parámetros son cumplidos:

i.	El precio de la acción alcance un top 10 comparado con otros 30 bancos globales.
ii.	Las ganancias por acción alcance un top 10 comparado con otros 30 bancos globales.
iii.	Que el Banco cumpla con sus objetivos presupuestarios comerciales y financieros en los últimos dos años.
iv.	Que el ejecutivo cumpla sus metas personales durante los últimos dos años, y permanezca trabajando en el Banco hasta el final del programa.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°33 - REMUNERACIONES Y GASTOS DEL PERSONAL, continuación:

Este plan envuelve ciclos de acciones entregadas a los beneficiarios. Cada ciclo tiene una duración de tres años, por lo que cada año un ciclo comenzará y, desde el 2009 en adelante, otro ciclo también terminará. El objetivo es establecer una adecuada secuencia entre el final del programa de incentivos  ligado al plan previo (PI06) y a los sucesivos ciclos de este plan. Por esto, los primeros dos ciclos comenzaron en Julio de 2007, el primer ciclo tuvo una duración de dos años (PI09)  y el segundo tiene un plazo estándar de tres años (PI10). En Junio de 2008 y 2009 fueron aprobados en la Casa Matriz el inicio de los planes de incentivos de tercer (PI11) y cuarto (PI12) ciclo, los cuales son de tres años y están ligados al cumplimiento de los objetivos planteado. Estos nuevos planes de ciclos de tres años empezaron a tener efectos en el Estado Consolidado de Resultados en el año 2009.

Para cada ciclo y beneficiario que se mantenga empleado en el banco en la duración del plan, la Casa Matriz establece un número máximo de acciones. Los objetivos, si es que fueron reunidos y que determinarán el número de acciones a ser repartidas, fueron definidos mediante la comparación del rendimiento del Grupo Santander  con  un grupo de entidades financieras de referencia. Estos objetivos están ligados a dos parámetros: el retorno Total de Accionistas (TSR) y al Aumento en Ganancias por Acción (EPS), que tienen cada uno un 50% de peso para determinar el porcentaje de acciones a ser distribuidas.

El número final de acciones a ser distribuidas en cada ciclo viene determinado por el grado de logro de los objetivos al tercer aniversario de cada ciclo (con excepción  del primer ciclo, para el cual el segundo aniversario será considerado) y las acciones serán entregadas dentro de un período máximo de siete meses a partir del término del ciclo. En dichos momentos se calcularán el RTA y el crecimiento del ETS correspondientes al Santander y a las entidades financieras de referencia determinando en un 50% el porcentaje de acciones a entregar según la siguiente escala y en función de la posición relativa de Santander S.A. (Casa Matriz erradicada en España):

Posición de Santander en el Ranking RTA	Porcentaje de acciones ganadas sobre máximo	Posición de Santander en el ranking de crecimiento BPA	Porcentaje de acciones ganadas sobre máximo

1° a 6°	50%	1° a 6°	50%
7°	43%	7°	43%
8°	36%	8°	36%
9°	29%	9°	29%
10°	22%	10°	22%
11°	15%	11°	15%
12° en adelante	0%	12° en adelante	0%

Si Banco Santander S.A., para cada una de las medidas consideradas (TSR y crecimiento de EPS)  esta dentro del primer cuartel (incluyendo el 25° percentil) se ganará el porcentaje máximo de acciones, si queda en la mediana (incluyendo el 50° percentil) ganará un 30% del máximo de acciones. Si el Banco Santander S.A. (Casa Matriz erradicada en España) se encuentra bajo la mediana, todas las asignaciones de acciones serán anuladas.

Durante el 2009 se dio término al plan PI09 y se ejercieron 707.305 derechos sobre acciones a 181 ejecutivos del Banco. Además durante dicho ejercicio, el plan PI10 concedió 419.312 derechos sobre acciones a 181 ejecutivos acumulando dicho plan 980.784 acciones a distribuir. El plan PI11 asignó 476.025 derechos sobre acciones y el plan PI12 asignó 522.155 derechos sobre acciones a 214 y 271 ejecutivos respectivamente.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°33 - REMUNERACIONES Y GASTOS DEL PERSONAL, continuación:

Al 31 de Diciembre de 2009 los objetivos anteriormente mencionados fueron cumplidos en su totalidad, por lo que el banco ha registrado un costo para el período de MM$ 2.371, que corresponde al valor razonable del Plan I09 (terminado al 31 de Julio de 2009), Plan I10, Plan I11y Plan I12, de los instrumentos de patrimonio cedidos, el cual fue cargado a resultado en el período específico en el cual los beneficiarios proporcionaron sus servicios a Banco Santander Chile. Este programa no tuvo efectos dilutivos en los intereses minoritarios. Este valor razonable fue calculado como se describe a continuación

El valor razonable del 50% que se relaciona con el TSR, fue determinado por un experto independiente basado en el empleo del modelo de valoración de Monte Carlo que realizó 10.000 simulaciones para determinar el TSR de cada una de las empresas del Grupo de referencia, teniendo en cuenta las variables ya mencionadas. Los resultados (cada uno de los cuales representa la distribución de un número de acciones) son clasificados en orden descendiente a través del cálculo del promedio ponderado y descontando este monto a la tasa de interés libre de riesgo.

	PI09	PI10	PI11	PI12
Volatilidad esperada(*)	16,25%	15,67%	19,31%	42,36%
Rendimiento de dividendos anuales históricos	3,23%	3,24%	3,47%	4,88%
Tasa de interés libre de riesgo	4,47%	4,49%	4,83%	2,04%

(*) Determinada en la volatilidad básica histórica sobre el período (dos o tres años).

La aplicación del modelo de simulación da como resultado un valor de porcentaje de 42,7% para el PI09, un 42,3% para el PI10 y del segundo ciclo un 44,9% para el PI11 y finalmente un 55,4% para el  P112 que es aplicado al 50% del valor de las acciones concedidas, para determinar el valor contable de la porción basada en TSR del incentivo. Ya que esta valoración se relaciona con una condición de mercado, no puede ser ajustado después de la fecha en que se conceden.

En vista a la alta correlación entre la TSR y EPS, es razonable concluir que, en un alto porcentaje de casos, el valor TSR es también válido para EPS. Por lo tanto, fue determinado que el valor razonable de la porción de los planes ligados a la posición relativa EPS del Banco, por ejemplo del restante 50% de las acciones concedidas, fueron las mismas que el 50% correspondiente al de TSR. Ya que esta valoración no se refiere a condiciones de mercado, el número de acciones esperadas a conceder, será reevaluado y ajustado en una base anual.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°33 - REMUNERACIONES Y GASTOS DEL PERSONAL, continuación:

A continuación se muestra un cuadro que  detalla  parte de lo anteriormente mencionado:

	Número de acciones	Precio de ejercicio		Grupo de empleados	Número de personas	Fecha de inicio del derecho	Fecha de finalización del derecho
	MM$	€

Planes en vigor a 1° de enero de 2005
Derechos concedidos (Plan I06)	4.284.700	9,09	(**)	Gerentes	123	15-01-2008	15-01-2009
Opciones ejercidas	-	-		-
Opciones canceladas o no ejercidas	(267.700)	-		-	(6)	15-01-2008	15-01-2009

Planes en vigor a 31 de diciembre de 2005	4.017.000	9,09
Opciones ejercidas	-	-		-
Opciones canceladas, netas (Plan I06)	(166.600)	9,09		Gerentes	(5)	15-01-2008	15-01-2009

Planes en vigor a 31 de diciembre de 2006	3.850.400	9,09
Derechos concedidas (Plan I09)	270.823	-		Gerentes	159	23-06-2007	31-07-2009
Derechos concedidas (Plan I09)	12.844	-		Otros cargos no gerenciales	23	23-06-2007	31-07-2009

Derechos concedidos (Plan I10)	402.865	-		Gerentes	159	23-06-2007	31-07-2010
Derechos concedidos (Plan I10)	18.564	-		Otros cargos no gerenciales	23	23-06-2007	31-07-2010

Opciones canceladas, netas (Plan I06)	(184.900)	9,09		Gerentes

Planes en vigor a 31 de diciembre de 2007	4.370.596	-
Derechos concedidas (Plan I09)	134.985	-		Gerentes	159	23-06-2007	31-07-2009
Derechos concedidas (Plan I09)	6.401			Otros cargos no gerenciales	22	23-06-2007	31-07-2009

Derechos concedidos (Plan I10)	133.874	-		Gerentes	159	23-06-2007	31-07-2010
Derechos concedidos (Plan I10)	6.169	-		Otros cargos no gerenciales	22	23-06-2007	31-07-2010

Opciones canceladas, netas (Plan I06)	(565.650)	-		-		15-04-2008	15-01-2009
Opciones ejercidas, netas (Plan I06)	(3.099.850)	-		Gerentes	90

Planes en vigor a 31 de diciembre de 2008	986.525
Derechos concedidas (Plan I09)	269.472	-		Gerentes	159	23-06-2007	31-07-2009
Derechos concedidas (Plan I09)	12.780	-		Otros cargos no gerenciales	22	23-06-2007	31-07-2009

Derechos concedidas (Plan I10)	400.842	-		Gerentes	159	23-06-2007	31-07-2010
Derechos concedidas (Plan I10)	18.470	-		Otros cargos no gerenciales	22	23-06-2007	31-07-2010

Derechos concedidas (Plan I11)	443.098	-		Gerentes	161	31-07-2008	31-07-2011
Derechos concedidas (Plan I11)	32.927	-		Otros cargos no gerenciales	53	31-07-2008	31-07-2011

Derechos concedidas (Plan I12)	458.850	-		Gerentes	176	31-07-2009	31-07-2012
Derechos concedidas (Plan I12)	63.305	-		Otros cargos no gerenciales	95	31-07-2009	31-07-2012

Derechos ejercidos (Plan I09)	(675.280)	-		Gerentes	159
Derechos ejercidos (Plan I09)	(32.025)	-		Otros cargos no gerenciales	22

Planes en vigor a 31 de diciembre de 2009	1.978.964
Plan I10	980.784
Plan I11	476.025
Plan I12	522.155
(**) El precio de ejercicio de las opciones bajo el Plan I06 fue 9.09 euros por acción, que son el promedio ponderado del precio de mercado diario medio de las partes bancarias sobre el mercado continuo en los 15 primeros días comerciales de enero de 2005. Este fue el criterio establecido en la resolución aprobando el Plan I06 adoptado en la Asamblea General Anual de la Casa Matriz el 18 de Junio de 2005. Dicho plan mantenía una restricción de ejercer la opción 15 días antes del cierre de los Estados Financieros 2008, por esta razón las opciones no ejercidas antes del 15 de Diciembre de 2008 fueron canceladas en su totalidad.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°34 - GASTOS DE ADMINISTRACIÓN:

Al 31 de Diciembre de 2009 y 2008, la composición del rubro es la siguiente:

	Al 31 de Diciembre de
	2009	2008
	MM$	MM$

Gastos generales de administración
Mantenimiento y reparación de activo fijo	10.260	10.455
Arriendos de oficina	17.202	14.687
Arriendo de equipos	228	192
Primas de seguro	1.183	1.225
Materiales de oficina	6.626	7.350
Gastos de informática y comunicaciones	19.789	22.620
Alumbrado, calefacción y otros servicios	6.204	5.576
Servicio de vigilancia y transporte de valores.	10.136	10.116
Gastos de representación y desplazamiento del personal	3.789	4.080
Gastos judiciales y notariales	4.470	2.452
Honorarios por informes técnicos	5.665	5.155
Honorarios por servicios porfesionales	631	725
Otros gastos generales de administración	3.012	2.943

Servicios subcontratados
Procesamientos de datos	14.585	8.568
Otros outsourcing	6.631	9.092
Otros	2.767	5.194

Gastos del directorio
Remuneraciones del directorio	645	628
Otros gastos del directorio	-	-

Gastos Marketing
Publicidad y propaganda	13.847	14.615

Impuestos, contribuciones, aportes
Contribuciones de bienes raíces	1.886	1.795
Patentes	1.701	1.526
Otros impuestos	24	30
Aporte a la SBIF	5.431	4.658

Totales	136.712	133.682

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°35 - DEPRECIACIONES Y AMORTIZACIONES:

a)	Los valores correspondientes a cargos a resultados por concepto de depreciaciones y amortizaciones durante los ejercicios 2009 y 2008, se detallan a continuación:

	Al 31 de Diciembre de
	2009	2008
	MM$	MM$

Depreciaciones y amortizaciones
Depreciación del activo fijo	(21.691)	(21.458)
Amortizaciones de intangibles	(24.932)	(26.169)

Totales	(46.623)	(47.627)

b)	La conciliación entre los valores libros al 01 de Enero de 2008 y los saldos al 31 de Diciembre de 2009 y 2008, es el siguiente:

	Depreciación, amortización acumulada
	2009			2008 (*)
	Activo fijo	Intangibles	Total	Activo fijo	Intangibles	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de (*)	(21.414)	(26.169)	(47.583)	-	-	-
Cargos por depreciación, y amortización del ejercicio	(21.691)	(24.932)	(46.623)	(21.458)	(26.169)	(47.627)
Bajas y ventas del ejercicio	126	-	126	44	-	44

Saldos al 31 de Diciembre de	(42.979)	(51.101)	(94.080)	(21.414)	(26.169)	(47.583)

(*) Al 01 de Enero de 2008 tanto activo fijo como intangibles se presentaron netos de sus depreciaciones acumuladas.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°36 - OTROS INGRESOS Y GASTOS OPERACIONALES:

a)	Otros ingresos operacionales está conformado por los siguientes conceptos:

	Al 31 de Diciembre de
	2009	2008
	MM$	MM$

Ingresos por bienes recibidos en pago (*)
Resultado venta de bienes recibidos en pago	2.462	3.168
Recupero de castigos y resultados bienes recibidos en pago	4.944	5.676
Subtotales	7.406	8.844
Resultados por venta en participación en sociedades (**)
Utilidad en venta en participación en otras sociedades	1.859	4.348
Subtotales	1.859	4.348
Otros ingresos
Arriendos	1.123	1.304
Resultado por venta de activo fijo (***)	7.622	1.248
Recupero provisiones por contingencias	14.793	1.246
Otros	440	1.232
Subtotales	23.978	5.030

Totales	33.243	18.222
(*)
Con fecha 30 de Diciembre de 2009 Banco Santander Chile realiza la venta de 201 inmuebles recibidos en pago a IM Trust Administradora General de Fondos para el Fondo de Inversión Privado Inmobiliario Bandera, por la suma de MM$ 5.852 cuyo valor libro al momento de la operación ascendía a la suma de MM$ 5.723, generando un resultado por MM$ 130.

(**)
Tal como se expone en la letra e) de la Nota 03, Banco Santander Chile reconoció en 2009 un resultado por venta de acciones por MM$ 1.847 (MM$ 477 por Visa y MM$ 1.370 por Mastercard). Durante 2008 se reconoció un resultado por MM$ 4.336 (MM$ 3.368 reconocidos por Banco Santander Chile por venta de acciones Visa y MM$ 974 por Santander S.A. Corredora de Bolsa por venta de acciones de la Bolsa de Comercio de Santiago).

(***)
Tal como se expone en la letra c) de la Nota 03, con fecha 30 de Diciembre de 2009 Banco Santander Chile, realiza la venta de un inmueble a Fondo de Inversión Privado Inmobiliario Bandera, operación que generó un resultado de MM$7.072.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°36 - OTROS INGRESOS Y GASTOS OPERACIONALES, continuación:

b)	Otros gastos operacionales está conformado por los siguientes conceptos:

	Al 31 de Diciembre de
	2009	2008
	MM$	MM$

Provisiones y gastos de bienes recibidos en pago
Castigos de bienes recibidos en pago	8.192	5.324
Provisiones por bienes recibidos en pago	2.757	1.483
Gastos por mantención de bienes recibidos en pago	2.922	1.667
Subtotales	13.871	8.474

Gastos de tarjetas de crédito
Gastos de tarjetas de crédito	3.004	4.127
Membresías tarjetas de crédito	2.898	3.159
Subtotales	5.902	7.286

Servicios a clientes	8.807	9.366

Otros gastos
Castigos operativos	3.106	3.791
Pólizas de seguros de vida y seguros generales de productos	4.553	4.777
Impuesto adicional por gastos pagados al exterior	1.728	2.499
Gastos de créditos hipotecarios	814	1.383
Pérdidas por venta de activo fijo	24	529
Gastos por operaciones de comercio exterior	306	211
Provisiones por contingencias	1.088	1.075
Otros	4.206	2.203

Subtotales	15.825	16.468

Totales	44.405	41.594

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°37 - OPERACIONES CON PARTES RELACIONADAS:

Se consideran “partes relacionadas” al Banco, adicionalmente a las entidades dependientes y asociadas, el “personal clave” de la Dirección del Banco (miembros del Directorio del Banco y además los Gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos), así como las entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Adicionalmente, el Banco ha considerado como parte relacionada a las diferentes sociedades que forman parte del Grupo Santander a nivel mundial, en el entendido, que todas ellas poseen una matriz común, esto es, Banco Santander S.A. (radicado en España).

El artículo 89 de la Ley sobre Sociedades Anónimas, que se aplica también a los bancos, establece que cualquier operación con una parte relacionada debe efectuarse en condiciones de equidad, similares a las que habitualmente prevalecen en el mercado.

Por otra parte, el artículo 84 de la Ley General de Bancos establece límites para los créditos que pueden otorgarse a partes relacionadas y la prohibición de otorgar créditos a los directores, gerentes o apoderados generales del banco.

A continuación se indican las transacciones realizadas por el Banco con las partes relacionadas a éste, para su mejor comprensión, hemos dividido la información en cuatro categorías:

Sociedades del Grupo Santander
Esta categoría incluye a todas las sociedades pertenecientes al Grupo Santander a nivel mundial, y por tanto, incluye también aquellas sociedades donde el Banco ejerce algún grado de control (entidades dependientes y propósito especial).

Empresas asociadas
Esta categoría se incluyen a aquellas entidades donde el Banco, de acuerdo a lo señalo en la letra b) de la Nota 01 de los presentes Estados Financieros, ejerce algún grado influencia significativa sobre estas y que, en general, corresponden a las denominadas “sociedades de apoyo al giro”.

Personal clave
Esta categoría incluye a los miembros del Directorio del Banco y además los gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos.

Otros
En esta categoría se incluyen a aquellas partes relacionadas no incluidas en los grupos anteriormente descritos y que, en general, corresponden a aquellas entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Las condiciones de las transacciones con las partes vinculadas son equivalentes a las que se dan en transacciones hechas en condiciones de mercado o se han imputado las correspondientes retribuciones en especie.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°37 - OPERACIONES CON PARTES RELACIONADAS, continuación:

a)	Créditos con partes relacionadas:

A continuación se muestran los créditos y cuentas por cobrar además de los créditos contingentes, correspondientes a entidades relacionadas:

	Al 31 de Diciembre de 2009				Al 31 de Diciembre de 2008				Al 01 de Enero de 2008
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Créditos y cuentas por cobrar
Colocaciones comerciales	11.331	914	2.840	108.372	54.996	51	2.417	110.074	9.375	36	2.274	71.979
Colocaciones para vivienda	-	-	12.754	-	-	-	11.517	-	-	-	10.256	-
Colocaciones de consumo	-	-	1.744	-	-	-	911	-	-	-	972	-
Créditos y cuentas por cobrar	11.331	914	17.338	108.372	54.996	51	14.845	110.074	9.375	36	13.502	71.979

Provisión sobre colocaciones	(13)	(1)	(11)	(298)	(114)	-	(8)	(34)	(5)	-	(4)	(25)
Colocaciones netas	11.318	913	17.327	108.074	54.882	51	14.837	110.040	9.370	36	13.498	71.954

Garantías	4.552	-	45.550	596	62.040	-	13.867	602	25.791	-	12.526	45.626

Créditos contingentes
Avales y fianzas	-	-	15.900	-	-	-	-	-	-	-	-	-
Cartas de crédito	1.868	-	-	-	1.582	-	-	-	4.760	-	-	-
Boletas de garantía	134.644	-	-	259	51.237	-	-	25	45.510	-	-	-
Créditos contingentes	136.512	-	-	259	52.819	-	-	25	50.270	-	-	-
											-
Provisiones sobre créditos contingentes	(21)	-		-	(4)	-	-	-	(17)	-	-	-
											-
Colocaciones contingentes netas	136.491	-	-	259	52.815	-	-	25	50.253	-	-	-

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°37 - OPERACIONES CON PARTES RELACIONADAS, continuación:

El movimiento de créditos con partes relacionadas durante el ejercicio 2009 y 2008 ha sido el siguiente:

	Al 31 de Diciembre
	2009				2008
	Sociedades	Empresas	Personal		Sociedades	Empresas	Personal
	del Grupo	Asociadas	Clave	Otros	del Grupo	Asociadas	Clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Saldo al 01 de Enero	107.815	51	14.845	110.099	59.645	36	13.502	71.979
Nuevos préstamos	176.516	2.268	8.279	30.220	107.916	49	3.732	39.461
Pagos	(136.488)	(1.405)	(5.785)	(31.688)	(59.746)	(34)	(2.389)	(1.341)

Saldos al 31 de Diciembre	147.843	914	17.338	108.631	107.815	51	14.845	110.099

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°37 - OPERACIONES CON PARTES RELACIONADAS, continuación:

b)       Activos y pasivos con partes relacionadas

	Al 31 de Diciembre de 2009				Al 31 de Diciembre de 2008				Al 01 de Enero de2008
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	-	-	-	-	-	-	-	-	55.549	-	-	-
Contratos de retrocompra y préstamos de valores	-	-	-	-	-	-	-	-	-	-	-	-
Contratos de derivados financieros	405.411	-	-	-	293.649	-	-	-	235.056	-	2	187
Instrumentos de inversión disponibles para la venta	-	-	-	-	-	-	-	-	-	-	-	-
Otros activos	117.060	-	-	-	15.422	-	-	-	17.732	65	60	13

Pasivos
Depósitos y otras obligaciones a la vista	1.503	6.238	502	925	6.827	4.963	1.442	5.761	156.000	7.029	567	752
Contratos de retrocompra y préstamos de valores	-	-	-	-	40.345	-	-	-	-	-	-	-
Depósitos y otras captaciones a plazo	411.295	-	1.126	21.652	387.477	-	2.918	3.057	65.353	-	538	313
Contratos de derivados financieros	245.574	-	-	-	358.747	-	-	-	52.553	-	2	150
Instrumentos de deuda emitidos	89.258	-	-	-	186.098	-	-	-	11.505	-	-	-
Otras obligaciones financieras	55.156	-	-	-	8.967	-	-	-	10.594	-	-	-
Otros pasivos	310	-	-	-	2.710	-	-	-	3.922	-	-	-

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°37 - OPERACIONES CON PARTES RELACIONADAS, continuación:

c)	Resultados reconocidos con partes relacionadas

	Al 31 de Diciembre de 2009				Al 31 de Diciembre de 2008
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Ingreso (gasto) reconocido
Ingresos y gastos por intereses y reajustes	(23.344)	42	308	(769)	1.070	-	67	(11)
Ingresos y gastos por comisiones y servicios	56.822	71	79	50	47.984	-	11	5
Utilidad neta de operaciones financieras y resultados de cambio(*)	129.046	-	2	(13.634)	(210.308)	-	-	97
Otros ingresos y gastos de operación	(4.294)	-	-	-	(3.995)	-	-	-
Remuneraciones y gastos del personal clave	-	-	(28.663)	-	-	-	(29.820)	-
Gastos de administración y otros	(13.107)	(16.666)	-	-	(12.656)	(28.016)	-	-

Totales	145.123	(16.553)	(28.274)	(14.353)	(177.905)	(28.016)	(29.742)	91

     (*) Corresponde a contratos de derivados que cubren posiciones del Grupo en Chile.

d)	Pagos al Directorio y personal clave de la gerencia

Las remuneraciones recibidas por el personal clave de la dirección, dentro de los cuales se considera el Directorio y todos los ejecutivos con cargo de Gerente, que se presentan en el rubro “Remuneraciones y gastos de personal” y/o “Gastos de administración” del Estado Consolidado de Resultados, corresponden a las siguientes categorías:

	Al 31 de Diciembre de
	2009	2008
	MM$	MM$

Remuneraciones del personal	13.531	14.156
Remuneraciones del Directorio	645	628
Bonos o gratificaciones	10.318	10.143
Compensaciones en acciones	1.676	1.248
Gastos de capacitación	49	40
Indemnizaciones por años de servicios	1.759	2.982
Fondos de salud	242	299
Otros gastos de personal	343	324
Plan de pensiones	100	-
Totales	28.663	29.820

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°37 - OPERACIONES CON PARTES RELACIONADAS, continuación:

e)	Conformación del personal clave

Al 31 de Diciembre de 2009 y 2008, la conformación del personal clave del Banco se encuentra conformada de la siguiente forma.

Cargos	N° de ejecutivos
	2009	2008

Directores	13	12
Gerentes de división	13	16
Gerentes de área	83	86
Gerentes	58	65

Totales personal clave	167	179

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°37 - OPERACIONES CON PARTES RELACIONADAS, continuación:

f)       Beneficio basado en instrumentos de capital

El siguiente cuadro muestra el movimiento de los beneficios basados en instrumentos de capital que han sido al personal clave del Banco y sus afiliadas.  El detalle de cada uno de estos planes de beneficios es descrito en la letra b) de la Nota 33.

	Número de acciones	Precio de ejercicio		Grupo de empleados	Número de personas	Fecha de inicio del derecho	Fecha de finalización del derecho
	MM$	€

Planes en vigor a 1° de enero de 2005
Derechos concedidos (Plan I06)	4.284.700	9,09	(**)	Gerentes	123	15-01-2008	15-01-2009
Opciones ejercidas	-	-		-
Opciones canceladas o no ejercidas	(267.700)	-		-	(6)	15-01-2008	15-01-2009

Planes en vigor a 31 de diciembre de 2005	4.017.000	9,09
Opciones ejercidas	-	-		-
Opciones canceladas, netas (Plan I06)	(166.600)	9,09		Gerentes	(5)	15-01-2008	15-01-2009

Planes en vigor a 31 de diciembre de 2006	3.850.400	9,09
Derechos concedidas (Plan I09)	270.823	-		Gerentes	159	23-06-2007	31-07-2009

Derechos concedidos (Plan I10)	402.865	-		Gerentes	159	23-06-2007	31-07-2010

Opciones canceladas, netas (Plan I06)	(184.900)	9,09		Gerentes

Planes en vigor a 31 de diciembre de 2007	4.339.188
Derechos concedidas (Plan I09)	134.985	-		Gerentes	159	23-06-2007	31-07-2009

Derechos concedidos (Plan I10)	133.874	-		Gerentes	159	23-06-2007	31-07-2010

Opciones canceladas, netas (Plan I06)	(565.650)	-		-		15-04-2008	15-01-2009
Opciones ejercidas, netas (Plan I06)	(3.099.850)	-		Gerentes	90

Planes en vigor a 31 de diciembre de 2008	942.547
Derechos concedidas (Plan I09)	269.472	-		Gerentes	159	23-06-2007	31-07-2009

Derechos concedidas (Plan I10)	400.842	-		Gerentes	159	23-06-2007	31-07-2010

Derechos concedidas (Plan I11)	443.098	-		Gerentes	161	31-07-2008	31-07-2011

Derechos concedidas (Plan I12)	458.850	-		Gerentes	176	31-07-2009	31-07-2012

Derechos ejercidos (Plan I09)	(675.280)	-		Gerentes	159

Planes en vigor a 31 de diciembre de 2009	1.839.529

Plan I10	937.581
Plan I11	443.098
Plan I12	458.850

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°37 - OPERACIONES CON PARTES RELACIONADAS, continuación:

g)       Beneficios post empleo

Durante el segundo semestre del año 2009, el Banco puso a disposición de sus principales directivos un beneficio adicional, consistente en un plan de pensiones, que tiene por objetivo que éstos cuenten con fondos para una mejor pensión complementaria al momento de su retiro.

En términos prácticos, el Banco complementará los aportes voluntarios que realicen los beneficiarios para su pensión futura, mediante una contribución equivalente. Los directivos tendrán un derecho a recibir este beneficio, sólo cuando cumplan con las siguientes condiciones copulativas:

i.	Al momento de retirarse del Banco (o de alguna otra empresa del Grupo Santander) y haber cumplido 60 años de edad;
ii.	Que el motivo del término de la relación laboral, no corresponda, de acuerdo a la ley, a causales justificadas de despido imputables al directivo;

En otras palabras, en caso de término de la relación laboral entre el directivo y la respectiva empresa, antes de que éste reúna las condiciones anteriormente descritas, no se devengará a su favor ningún derecho que pueda derivarse de este plan de beneficios.

Excepcionalmente, en caso de fallecimiento o de invalidez total o parcial del directivo, él o sus herederos, según corresponda, tendrán derecho a recibir este beneficio.

El Banco efectuará los aportes de este plan de beneficios en base a pólizas de seguro colectivo mixto, cuyo beneficiario es el Banco. La compañía de seguros de vida con quien se encuentran contratadas dichas pólizas, no tiene el carácter de entidad vinculada o relacionada con el Banco o con alguna otra sociedad del Grupo Santander.

Durante el segundo semestre de 2009, el Banco realizó un aporte por MM$ 4.726, y un aporte corriente por MM$ 267.

Los activos, relacionados con el fondo de ahorro aportado por el Banco en la Compañía de Seguros, por planes de prestaciones definidas se presentan neto de los compromisos asociados.  El saldo de este concepto al cierre del ejercicio es el siguiente:

Planes
post-empleo
2009
MM$

Activos por beneficios post empleo de prestaciones definidas	4.993
Compromisos por planes de prestaciones definidas
Con el personal activo	(100)
Causadas por el personal pasivo
Menos:
(Ganancias) pérdidas actuariales no reconocidas
Saldos al cierre del ejercicio	4.893

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°37 - OPERACIONES CON PARTES RELACIONADAS, continuación:

El movimiento del período por beneficios post empleo es el siguiente:

Planes
post-empleo
2009
MM$

a ) Valor razonable de los activos del plan
Saldo al inicio del ejercicio	-
Rendimiento esperado de los contratos de seguros	-
Aportaciones a cargo del empleador	4.993
(Ganancias) pérdidas actuariales	-
Primas pagadas	-
Prestaciones pagadas	-
Otros movimientos	-
Valor razonable de los activos del plan al cierre del ejercicio	4.993
b ) Valor actual de las obligaciones
Valor actual de las obligaciones al inicio del periodo	-
Incorporación neta de sociedades al Grupo	-
Costo de servicios del periodo corriente	(100)
Costo por intereses	-
Efecto reducción /liquidación	-
Prestaciones pagadas	-
Costo servicios pasados	-
(Ganancias) pérdidas actuariales	-
Otros movimientos	-
Valor actual de las obligaciones al cierre del ejercicio	(100)
Saldo neto al cierre del ejercicio	4.893

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°38 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS:

El valor razonable se define como la cantidad a la que un instrumento financiero (activo o pasivo) podría ser entregado o liquidado, respectivamente, en esa fecha entre dos partes, independientes y expertas en la materia, que actuasen libre y prudentemente, o sea no en una venta forzada o liquidación. La referencia más objetiva y habitual del valor razonable de un activo o pasivo es el precio cotizado que se pagaría por él en un mercado organizado y transparente (“valor razonable estimado”).

Para aquellos instrumentos financieros sin los precios de mercado disponibles, los valores razonables se han estimado utilizando transacciones recientes de instrumentos análogos y, en su defecto, los valores actuales u otras técnicas de valuación basadas en modelos matemáticos de valoración suficientemente contrastados por la comunidad financiera internacional. En la utilización de estos modelos, se tienen en consideración las peculiaridades específicas del activo o pasivo a valorar y, muy especialmente, los distintos tipos de riesgos que el activo o pasivo lleva asociados.

Estas técnicas son inherentemente subjetivas y se ven significativamente afectadas por los supuestos utilizados, incluyendo la tasa de descuentos, las estimaciones de flujos de efectivo futuros y las hipótesis de prepago. En ese sentido, pueden dar lugar a que el valor razonable así estimado de un activo o pasivo no coincida exactamente con el precio al que el activo o pasivo podría ser entregado o liquidado en la fecha de su valoración y no puedan ser justificadas en comparación con mercados independientes.

Determinación del valor razonable de los instrumentos financieros

A continuación se presenta una comparación entre el valor por el que figuran registrados los activos y pasivos financieros del Banco y su correspondiente valor razonable al 31 de Diciembre de 2009 y 2008:

	Al 31 de Diciembre de				Al 01 de Enero de
	2009		2008		2008
	Monto registrado	Valor razonable	Monto registrado	Valor razonable	Monto registrado	Valor razonable
	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	2.043.458	2.043.458	855.411	855.411	1.108.637	1.108.637
Operaciones con liquidación en curso	468.134	468.134	335.405	335.405	316.240	316.240
Instrumentos para negociación	798.539	798.539	1.166.426	1.166.426	1.093.445	1.093.445
Contrato de retrocompra y préstamos de valores	14.020	14.020	-	-	33.999	33.999
Contratos de derivados financieros	1.393.878	1.393.878	1.846.509	1.846.509	780.775	780.775
Créditos y cuentas por cobrar a clientes y adeudado por bancos	13.401.749	15.075.810	14.406.848	16.183.644	12.068.236	13.478.112
Instrumentos de inversión disponibles para la venta	1.830.090	1.830.090	1.580.240	1.580.240	779.635	779.635

Pasivos
Depósitos	12.755.581	12.446.748	14.129.495	14.007.109	11.855.288	10.551.438
Operaciones con liquidación en curso	275.474	275.474	142.552	142.552	135.219	135.219
Contratos de retrocompra y préstamos de valores	1.114.605	1.114.605	562.223	562.223	307.630	307.630
Contratos de derivados financieros	1.348.906	1.348.906	1.469.724	1.469.724	778.217	778.217
Instrumentos de deuda emitidos a corto y largo plazo (otras obligaciones financieras)	3.071.587	3.184.880	2.782.690	3.202.637	2.330.663	1.685.037

Adicionalmente, las estimaciones del valor razonable presentadas anteriormente, no intentan estimar el valor de las ganancias del Banco generadas por su negocio, ni futuras actividades, y por lo tanto no representa el valor del Banco como empresa en marcha. A continuación se detalla los métodos utilizados para la estimación del valor razonable de los instrumentos financieros:

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°38 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación:

a)	Efectivo y depósitos en bancos

El valor registrado de efectivo y adeudado por bancos se aproxima a su valor razonable estimado dado por su naturaleza de corto plazo.

b)	Operaciones con liquidación en curso, instrumentos para negociación, instrumentos de inversión disponibles para la venta, contratos de retrocompra y préstamos de valores

El valor razonable estimado de estos instrumentos financieros se determinó utilizando valores de mercado o cotizaciones de un dealer disponible, o los precios cotizados en el mercado de instrumentos financieros con características similares. Las inversiones con vencimiento en menos de un año se valúan a su valor registrado, porque son, debido a su corto plazo de madurez, consideradas que tienen un valor razonable que no es significativamente diferente de su valor registrado. Para las estimaciones del valor razonable de las inversiones de deuda o valores representativos de deuda incluidos en estos rubros, éstas toman en cuenta variables e insumos adicionales, a la medida que apliquen, incluyendo estimación de tasas de prepago, y riesgo de crédito de los emisores.

c)	Créditos y cuentas por cobrar a clientes y adeudado por bancos

Los valores razonables de los préstamos comerciales son estimados utilizando el análisis de descuento de flujo de efectivo, utilizando las tasas de interés que se ofrecen actualmente para los préstamos con términos similares a los prestatarios de calidad de crédito similar. Los valores razonables para los préstamos no devengados, son estimados utilizando el análisis de descuento de flujo de caja derivadas de la liquidación de los valores de garantía subyacente, en su caso (o de otras fuentes de pagos), a una tasa de descuento estimada. Para los préstamos de tasa variable que cambian su precio frecuentemente y no tienen ningún cambio significativo en el riesgo de crédito, los valores razonables estimados se basan en los valores registrados. Los valores razonables estimados para ciertos préstamos hipotecarios, tarjetas de crédito y otros préstamos de consumo se basan en valores de mercado de préstamos similares, ajustados por diferencias en las características de los préstamos.

d)	Depósitos

El valor razonable revelado de depósitos que no devengan intereses y cuentas de ahorro es la cantidad a pagar en la fecha de reporte y, en consecuencia, es igual a la suma registrada. El valor razonable de los depósitos a plazo se calcula utilizando un cálculo de flujo de caja descontado, que aplica tasas de interés corrientes ofrecidas actualmente a un calendario de vencimientos mensuales previstos para depósitos a plazo. El valor de las relaciones a largo plazo con los depositantes no considera la estimación del valor razonable revelado.

e)	Instrumentos de deuda emitidos a corto y largo plazo

El valor razonable de estos instrumentos financieros se calcula utilizando el análisis de descuento del flujo de caja basado en las tasas de préstamos incrementales corrientes, para similares tipos de acuerdos de préstamos, con vencimientos similares.

f)	Contratos de derivados financieros

El valor razonable estimado de los contratos de forwards de divisas se calculó utilizando los precios cotizados en el mercado de instrumentos financieros de características similares.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°38 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación:

El valor razonable de los swaps de tipos de interés representa el importe estimado que el Banco espera recibir o pagar para rescindir los contratos o acuerdos, teniendo en cuenta las estructuras de plazos de la curva de tipo de interés, volatilidad del subyacente y el riesgo de crédito de las contrapartes.

Si no existen precios cotizados en el mercado (directos o indirectos) para algún instrumento derivado, las respectivas estimaciones de valor razonable se han calculado utilizando modelos y técnicas de valuación tales como Black-Scholes, Hull y simulaciones de Monte Carlo y considerando las entradas/insumos relevantes tales como volatilidad de opciones, correlaciones observables entre subyacentes, riesgo de crédito de las contrapartes, la volatilidad implícita del precio, velocidad con que la volatilidad revierte a su valor medio, relación lineal (correlación) entre el valor de una variable de mercado y su volatilidad, entre otras.

Medida del valor razonable y jerarquía

La NIC 39 establece una jerarquía de valor razonable, que segrega los insumos y/o supuestos de técnicas de valoración utilizados para medir el valor razonable de instrumentos financieros. La jerarquía brinda la máxima prioridad a precios cotizados no ajustados en mercados activos, para activos o pasivos idénticos (nivel 1) y la más baja prioridad a las medidas que implican importantes entradas o insumos no observables (nivel 3 mediciones). Los tres niveles de la jerarquía de valor razonable son los siguientes:

•	Nivel 1: entradas/insumos con precios cotizados (no ajustados) en mercados activos para activos y pasivos idénticos para los cuales el Banco tiene la capacidad de acceder a la fecha de medición.

•	Nivel 2: entradas/insumos distintas a los precios cotizados incluidos en el nivel 1 que son observables para activos o pasivos, directa o indirectamente.

•	Nivel 3: entradas/insumos no observables para el activo o pasivo.

El nivel en la jerarquía en el que una medición se clasifica, se basa en el nivel más bajo de la entrada/insumo que es significativo para la medición como tal del valor razonable en su totalidad.
Actualmente el Banco ha determinado ciertos instrumentos financieros como de nivel 3, debido a que el cálculo realizado a valor de mercado se basa en información de modelamientos internos, los cuales no son observables en el mercado.
Los siguientes instrumentos financieros son clasificados a nivel 3:

Tipo de intrumento financiero	Modelo utilidado en valoración	Descripción
Caps/Floors/Swaptions	Modelo Black Normal para Cap/Floors y Swaptions	No hay input observable de volatilidad implícita.
Opciones UF	Black – Scholes	No hay input observable de volatilidad implícita.

CCS con Ventana	Hull-White	Modelo Hibrido HW para tasas y moción browniana para FX. No hay input observable de volatilidad implícita.
CCS (METRO)	FRA Implícito	Start Fwd no soportadas por MUREX (plataforma) debido a la estimación UF fwd.
CCS, IRS, CMS en TAB	Varios	Valorización obtenida usando curva de interés interpolando a vencimiento de flujos, no obstante TAB no es una variable directamente observable ni correlacionada a ningún insumo de mercado.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°38 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación:

La siguiente tabla presenta los activos y pasivos que son medidos a valor razonable en una base recurrente, al 31 de Diciembre de 2009,2008 y al 01 de Enero de 2008:

	Medidas de valor razonable
31 de Diciembre de	2009	Nivel 1	Nivel 2	Nivel 3
	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	798.539	798.539	-	-
Instrumentos disponibles para la venta	1.830.090	1.830.090	-	-
Derivados	1.393.878	-	1.181.660	212.218
Totales	4.022.507	2.628.629	1.181.660	212.218

Pasivos
Derivados	1.348.906	-	880.058	468.848
Totales	1.348.906	-	880.058	468.848

	Medidas de valor razonable
31 de Diciembre de	2008	Nivel 1	Nivel 2	Nivel 3
	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	1.166.426	1.166.426	-	-
Instrumentos disponibles para la venta	1.580.240	1.580.240	-	-
Derivados	1.846.509	-	1.765.205	81.304
Totales	4.593.175	2.746.666	1.765.205	81.304

Pasivos
Derivados	1.469.724	-	1.418.323	51.401
Totales	1.469.724	-	1.418.323	51.401
	Medidas de valor razonable
01 de Enero de	2008	Nivel 1	Nivel 2	Nivel 3
	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	1.093.445	1.093.445	-	-
Instrumentos disponibles para la venta	779.635	779.635	-	-
Derivados	780.775	-	716.458	64.317
Totales	2.653.855	1.873.080	716.458	64.317

Pasivos
Derivados	778.217	-	771.034	7.183
Totales	778.217	-	771.034	7.183

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°38 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación:

La siguiente tabla presenta la actividad del Banco para activos y pasivos medidos a valor justo en base recurrente usando entradas significativas sin observar (nivel 3) al 31 de Diciembre de 2009 y 2008:

	Activos	Pasivos
	MM$	MM$

Al 01 de Enero de2008	64.317	(7.183)

Ganancias (pérdidas) totales realizadas y no realizadas:
Incluidas en ganancias	16.987	(44.218)
Incluidas en resultados integrales	-	-
Compras, emisiones y colocaciones (netas)	-	-

Al 31 de Diciembre de 2008	81.304	(51.401)

Ganancias o pérdidas totales incluidas en resultado del 2008 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 31 de Diciembre de 2008	16.987	(44.218)

	Activos	Pasivos
	MM$	MM$

Al 31 de Diciembre de 2008	81.304	(51.401)

Ganancias (pérdidas) totales realizadas y no realizadas:
Incluidas en ganancias	130.914	(417.447)
Incluidas en resultados integrales
Compras, emisiones y colocaciones (netas)

Al 31 de Diciembre de 2009	212.218	(468.848)

Ganancias o pérdidas totales incluidas en resultado del 2009 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 31 de Diciembre de 2009	130.914	(417.447)

Las ganancias (pérdidas) realizadas y no realizadas incluidas en resultado para el año 2009 y 2008 de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (nivel 3), se registran en el Estado de Resultados dentro del rubro “Utilidad neta de operaciones financieras”.

El efecto potencial al 31 de Diciembre de 2009 y 2008 sobre la valoración de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (nivel 3) que se derivaría de un cambio en las principales hipótesis en el caso de utilizar otras hipótesis razonablemente posibles menos favorables o más favorables que las empleadas, no es considerado significativo para el Banco.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°39 - ADMINISTRACIÓN DE RIESGOS:

Introducción y descripción general

El Banco, mediante su actividad con instrumentos financieros, está expuesto a varios tipos de riesgos. Los principales riesgos relacionados con los instrumentos financieros aplicables al Banco son los siguientes:

-	Riesgos de mercado: surgen por mantener instrumentos financieros cuyo valor puede verse afectado por variaciones en las condiciones de mercado; incluye generalmente los siguientes tipos de riesgo:
a.	Riesgo cambiario: surge como consecuencia de variaciones en el tipo de cambio entre monedas.
b.	Riesgo de valor razonable por tipo de interés: surge como consecuencia de variaciones en los tipos de interés de mercado.
c.
Riesgo de precio: surge como consecuencia de cambios en los precios de mercado, bien por factores específicos del propio instrumento, o bien por factores que afecten a todos los instrumentos negociados en el mercado.

d.	Riesgo de inflación: surge como consecuencia de cambios en los índices inflacionarios en Chile, cuyo efecto aplicaría principalmente a instrumentos financieros denominados en UF.

-
Riesgo de crédito: es el riesgo de que una de las partes del contrato del instrumento financiero deje de cumplir con sus obligaciones contractuales por motivos de insolvencia o incapacidad de las personas naturales o jurídicas y produzca en la otra parte una pérdida financiera.

-
Riesgo de liquidez: se denomina riesgo de liquidez a la posibilidad de que una entidad no pueda atender a sus compromisos de pago o, que para atenderlos, tenga que recurrir a la obtención de fondos en condiciones gravosas o que pudieran deteriorar la imagen y reputación de la entidad.

-
Riesgo operacional: se denomina riesgo que por errores humanos, en los sistemas, fraudes o eventos externos, que pudieran ocasionar al Banco pérdidas de reputación, tener implicancias legales o regulatorias o pérdidas financieras.

Esta nota incluye información de la exposición del Banco a estos riegos, y sus objetivos, políticas y procesos envueltos en la medición y manejo de ellos.

Estructura de manejo de riesgos

El Directorio es responsable por el establecimiento y seguimiento de la estructura de manejo de riesgos del Banco y con este propósito cuenta con un sistema de gobierno corporativo en línea con las recomendaciones y tendencias internacionales, adaptado a la realidad regulatoria chilena y adecuado a las prácticas más avanzadas de los mercados en que desarrolla su actividad. Para mejor ejercicio de esta función, el Directorio ha establecido el Comité de Activos y Pasivos (“ALCO”) el cuál tiene como misión principal asistirle en el desarrollo de sus funciones relacionadas con el control y manejo de riesgos del Banco. Complementando al ALCO en el manejo de riesgos, el Directorio cuenta también con 3 comités claves: Comité de Mercados (“CDM”), Comité Ejecutivo de Crédito (“CEC”) y el Comité de Auditoría (“CDA”). Cada uno de los comités está compuesto por directores y miembros ejecutivos de la Administración del Banco.

El ALCO es responsable de desarrollar políticas de manejo de riesgos del Banco conforme a las directrices del Directorio, del Departamento Global de Riesgo de Santander España y los requerimientos regulatorios dictados por la Superintendencia de Banco e Instituciones Financieras de Chile (“SBIF”). Dichas políticas han sido creadas principalmente para identificar y analizar el riesgo que enfrenta el Banco, establecer los límites de riesgo y controles apropiados, y vigilar los riesgos y el cumplimiento de los límites. Las políticas de manejo de riesgos y los sistemas del Banco se revisan regularmente para reflejar los cambios en las condiciones de mercado, y los productos o servicios ofrecidos. El Banco, a través de la formación y gestión de normas y procedimientos, pretende desarrollar un entorno de control disciplinado y constructivo, en el que todos sus empleados comprenden sus funciones y obligaciones.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°39 - ADMINISTRACIÓN DE RIESGOS, continuación:

Para cumplir con sus funciones, el ALCO trabaja directamente con los departamentos de control y riesgo del Banco cuyos objetivos conjuntos incluyen:

-	evaluar aquellos riesgos que por su tamaño pudieran comprometer la solvencia del Banco, o que presenten potencialmente riesgos operacionales o de reputación significativos;
-	asegurar que el Banco se dota de los medios, sistemas, estructuras y recursos acordes con las mejores prácticas que permitan implantar la estrategia en la gestión de riesgos;
-	asegurar la integración, control y gestión de todos los riesgos del Banco;
-	ejecutar la aplicación en todo el Banco y sus negocios de principios, políticas y métricas de riesgo homogéneas;
-	desarrollar e implantar un modelo de gestión de riesgos en el Banco, de manera que la exposición de riesgo se integre adecuadamente en los diferentes procesos de toma de decisiones;
-
identificar concentraciones de riesgo y alternativas de mitigación, realizar un seguimiento del entorno macroeconómico y competitivo, cuantificando sensibilidades y el previsible impacto de diferentes escenarios sobre el posicionamiento de riesgos; y

-	realizar la gestión de los riesgos estructurales de liquidez, tipos de interés y tipos de cambio, así como de la base de recursos propios del Banco.

Para cumplir con los objetivos anteriormente mencionados, el Banco (Administración y ALCO) realiza varias actividades relacionadas a la gestión de riesgo, las cuales incluyen: calcular las exposiciones al riesgo de las diferentes carteras y/o inversiones, considerando factores mitigadores (garantías, netting, colaterales, etc.); calcular las probabilidades de pérdida esperada de cada cartera y/o inversiones; asignar los factores de pérdida a las nuevas operaciones (rating y scoring); medir los valores en riesgos de las carteras y/o inversiones en función de distintos escenarios mediante simulaciones históricas; establecer límites a las potenciales pérdidas en función de los distintos riesgos incurridos; determinar los impactos posibles de los riesgos estructurales en los Estados Consolidados de Resultados del Banco; fijar los límites y alertas que garanticen la liquidez del Banco; e identificar y cuantificar los riesgos operacionales por líneas de negocios y así facilitar su mitigación mediante acciones correctoras.

El CDA es principalmente responsable de vigilar el cumplimiento de las políticas y procedimientos de gestión de riesgo del Banco, y de revisar la adecuación del marco de gestión de riesgos en relación con los riesgos que enfrenta el Banco.

Riesgo de crédito

El riesgo de crédito es el riesgo de que una de las partes del contrato del instrumento financiero deje de cumplir con sus obligaciones contractuales por motivos de insolvencia o incapacidad de las personas naturales o jurídicas y produzca en la otra parte una pérdida financiera. Para propósitos de la gestión del riesgo de crédito, el Banco consolida todos los elementos y componentes de la exposición al riesgo crediticio (ej. riesgo de mora individual por acreedor, riesgo innato de una línea de negocio o sector, y/o riesgo geográfico).

Mitigación del riesgo de crédito de créditos y/o cuentas por cobrar

El Directorio ha delegado la responsabilidad del manejo del riesgo de crédito al ALCO y al CEC y los departamentos de riesgos del Banco cuyos roles se resumen como sigue:

-
Formulación de políticas de crédito, en consulta con las unidades de negocio, cubriendo los requisitos de garantía, evaluación crediticia, calificación de riesgos y presentación de informes, documentos y procedimientos legales en cumplimiento con los requisitos reglamentarios, legales e internos del Banco.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°39 - ADMINISTRACIÓN DE RIESGOS, continuación:

-
Establecer la estructura de la autorización para la aprobación y renovación de solicitudes de crédito. El Banco estructura niveles de riesgo de crédito colocando límites a la concentración de ese riesgo en términos de deudores individuales, grupos de deudores, segmento de industrias y países. Los límites de autorización se asignan a los respectivos oficiales de la unidad de negocio (comerciales, consumo, PYMEs) para ser monitoreados de forma permanente por la Administración. Además, estos límites son revisados periódicamente. Los equipos de evaluación de riesgo a nivel de sucursal interactúan regularmente con clientes, no obstante para grandes operaciones, los equipos de riesgo de la matriz e inclusive el CEC, trabajan directamente con los clientes en la evaluación de los riesgos de crédito y la preparación de solicitudes de crédito. Inclusive, Banco Santander – España participa en el proceso de aprobación de los créditos más significativos, por ejemplo a clientes o grupos económicos con importes de deuda mayores de US$40 millones.

-
Limitar concentraciones de exposición a clientes, contrapartes, en áreas geográficas, industrias (para cuentas por cobrar o créditos), y por emisor, calificación crediticia, liquidez y (para inversiones).

-
Desarrollar y mantener la clasificación de riesgo del Banco con el fin de clasificar los riesgos según el grado de exposición a pérdida financiera que enfrentan los respectivos instrumentos financieros y con el propósito de enfocar el manejo o gestión del riesgo específicamente a los riesgos asociados.

-
Revisar y evaluar el riesgo de crédito. Las divisiones de riesgo de la Administración son en gran medida independientes de la división comercial del banco y evalúan todos los riesgos de crédito en exceso de los límites designados, previo a las aprobaciones de créditos a clientes o previo a la adquisición de inversiones especificas. Las renovaciones y revisiones de créditos están sujetas a procesos similares.

En la preparación de una solicitud de crédito para un cliente corporativo, el Banco verifica varios parámetros como la capacidad de servicio de la deuda (incluyendo, por lo general, los flujos de efectivo proyectados), la historia financiera del cliente y/o proyecciones para el sector económico en que opera. La división de riesgo está estrechamente envuelta en este proceso. Todas las solicitudes contienen un análisis de las fortalezas y debilidades del cliente, una calificación y una recomendación. Los límites de crédito no están determinados sobre la base de los saldos pendientes de los clientes, sino en el riesgo de crédito directo e indirecto del grupo financiero. Por ejemplo, una sociedad anónima sería evaluada junto con sus subsidiarias y afiliadas.

Los créditos de consumo son evaluados y aprobados por sus divisiones de riesgo respectivas (individuos, PYMEs) y el proceso de evaluación se basan en un sistema de evaluación conocido como Garra (Banco Santander) y Syseva de Santander Banefe, ambos procesos son descentralizados, automatizados y se basan en un sistema de puntuación que incluye las políticas de riesgo de crédito implementadas por el Directorio del Banco. El proceso de solicitud de créditos se basa en la recopilación de información para determinar la situación financiera del cliente y la capacidad de pago. Los parámetros que se utilizan para evaluar el riesgo de crédito del solicitante incluyen varias variables tales como: niveles de ingresos, duración del actual empleo, endeudamiento, informes de agencias de crédito.

-	Proporcionar asesoramiento, orientación y conocimientos especializados a las unidades de negocio para promover las mejores prácticas del Banco en la gestión del riesgo de crédito.

Mitigación del riesgo de crédito de otros activos financieros (inversiones, derivados, compromisos)

Como parte del proceso de adquisición de inversiones financieras e instrumentos financieros, el Banco considera la probabilidad de incobrabilidad de los emisores o las contrapartes utilizando evaluaciones internas y externas tales como evaluadoras de riesgos independientes del Banco. Además, el Banco se rige por una política estricta y conservadora la cuál asegura que los emisores de sus inversiones y contrapartes en transacciones de instrumentos derivados sean de la más alta reputación.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°39 - ADMINISTRACIÓN DE RIESGOS, continuación:

Adicionalmente, el Banco opera con diversos instrumentos que, aunque suponen exposición al riesgo de crédito, no están reflejados en el Estado Consolidado de Situación, como por ejemplo: avales y fianzas, cartas de crédito documentarias, boletas de garantía y compromisos para otorgar créditos.

Los avales y fianzas representan una obligación de pago irrevocable. En caso de que un cliente avalado no cumpla sus obligaciones con terceros caucionadas por el Banco, éste efectuará los pagos correspondientes, de modo que estas operaciones representan la misma exposición al riesgo de crédito que un préstamo común.

Las cartas de crédito documentarias son compromisos documentados por el Banco en nombre del cliente que son garantizados por las mercaderías embarcadas a las cuales se relacionan y, por lo tanto, tienen menor riesgo que un endeudamiento directo. Las boletas de garantía corresponden a compromisos contingentes que se hacen efectivos sólo si el cliente no cumple con la realización de obras pactadas con un tercero, garantizada por aquellas.

Cuando se trata de compromisos para otorgar crédito, el Banco está potencialmente expuesto a pérdidas en un monto equivalente al total no usado del compromiso. Sin embargo, el monto probable de pérdida es menor que el total no usado del compromiso. El Banco monitorea el período de vencimiento de las líneas de crédito porque generalmente los compromisos a largo plazo tienen un mayor riesgo de crédito que los compromisos a corto plazo.

Exposición máxima al riesgo de crédito

Para los activos financieros reconocidos en el Estado Consolidado de Situación, la exposición al riesgo de crédito es igual a su valor contable. Para las garantías financieras concedidas, la máxima exposición al riesgo de crédito es el máximo importe que el Banco tendría que pagar si la garantía fuera ejecutada.

A continuación, se presenta la distribución por activo financiero de la exposición máxima al riesgo de crédito del Banco al 31 de diciembre de 2009 y 2008, sin deducir las garantías reales ni las mejoras crediticias recibidas:

		Al 31 de Diciembre de		Al 01 de Enero de
		2009	2008	2008
		Monte de exposición	Monto de exposición	Monto de exposición
	Nota	MM$	MM$	MM$

Efectivo y depósitos en bancos	5	2.043.458	855.411	1.108.637
Operaciones con liquidación en curso	5	468.134	335.405	316.240
Instrumentos para negociación	6	798.539	1.166.426	1.093.445
Contrato de retrocompra y préstamos de valores	7	14.020	-	33.999
Contratos de derivados financieros	8	1.393.878	1.846.509	780.775
Créditos y cuentas por cobrar a clientes y adeudado por bancos	9 y 10	13.401.749	14.406.848	12.068.236
Instrumentos de inversión disponibles para la venta	12	1.830.090	1.580.240	779.635
Compromisos de préstamo/crédito no reconocidos:
Cartas de créditos documentarias emitidas	24	155.956	181.381	181.034
Cartas de crédito del exterior confirmadas	24	35.818	122.783	145.016
Garantías	24	655.780	766.727	627.642
Líneas de crédito disponibles	24	4.615.787	4.041.849	-
Avales y fianzas	24	169.931	172.568	236.661
Totales		25.583.140	25.476.147	17.371.320

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°39 - ADMINISTRACIÓN DE RIESGOS, continuación:

En cuanto a la calidad de los créditos, estos se clasifican en conformidad a lo descrito en el compendio de normas de la SBIF al 31 de Diciembre de 2009 y 2008:

31 de Diciembre de 2009
	Colocaciones comerciales	Colocaciones de consumo	Colocaciones para vivienda	Total
Categoría	MM$	MM$	MM$	MM$	%

A	-	1.895.241	-	1.895.241	13,8
A1	-	-	-	-	-
A2	3.187.959	-	3.808.195	6.996.154	50,9
A3	2.998.956	-	223.928	3.222.884	23,5
B	601.080	165.181	10.481	776.742	5,5
B-	-	69.150	-	69.150	0,5
C	-	74.735	3.636	78.371	0,6
C1	224.732	-	18.101	242.833	1,8
C2	97.885	-	8.640	106.525	0,8
C3	60.679	-	2.012	62.691	0,4
C4	56.985	-	27.294	84.279	0,6
D	-	39.742	-	39.742	0,3
D1	80.574	-	42.438	123.012	0,9
D2	39.324	-	14.328	53.652	0,4
Totales	7.348.174	2.244.049	4.159.053	13.751.276	100,0

31 de Diciembre de 2008
	Colocaciones comerciales	Colocaciones de consumo	Colocaciones para vivienda	Total
Categoría	MM$	MM$	MM$	MM$	%

A	-	1.811.060	3.562.617	5.373.677	36,7
A1	-	-	-	-	-
A2	6.463.445	-	-	6.463.445	44,0
A3	1.351.054	-	-	1.351.054	9,2
B	208.954	203.375	199.087	611.416	4,2
B-	-	75.281	79.930	155.211	1,1
C	-	94.507	64.972	159.479	1,1
C1	220.434	-	-	220.434	1,5
C2	26.738	-	-	26.738	0,2
C3	34.296	-	-	34.296	0,2
C4	36.100	-	-	36.100	0,2
D	-	64.916	73.950	138.866	0,9
D1	48.711	-	-	48.711	0,3
D2	61.661	-	-	61.661	0,4
Totales	8.451.393	2.249.139	3.980.556	14.681.088	100,0

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°39 - ADMINISTRACIÓN DE RIESGOS, continuación:

01 de Enero de 2008
	Colocaciones comerciales	Colocaciones de consumo	Colocaciones para vivienda	Total
Categoría	MM$	MM$	MM$	MM$	%

A	-	1.746.587	-	1.746.587	14,3
A1	-	-	-	-	-
A2	5.346.983	-	3.116.306	8.463.289	68,8
A3	1.237.799	-	147.644	1.385.443	11,3
B	74.068	154.328	23.697	252.093	2,0
B-	-	66.905	-	66.905	0,5
C	-	71.508	-	71.508	0,6
C1	88.171	-	12.200	100.371	0,8
C2	20.920	-	7.350	28.270	0,2
C3	18.518	-	2.773	21.291	0,2
C4	38.480	-	19.103	57.583	0,5
D	-	30.452	-	30.452	0,2
D1	40.277	-	12.819	53.096	0,4
D2	19.229	-	2.523	21.752	0,2
Totales	6.884.445	2.069.780	3.344.415	12.298.640	100,0

-	Las categorías A corresponden a acreedores con un mínimo riesgo crediticio.

-
Las categorías B corresponden a acreedores con cierto riesgo crediticio, con una mínima incapacidad de pago y baja vulnerabilidad para cumplir sus obligaciones financieras. En esta categoría se incluyen acreedores cuya capacidad de pago depende de condiciones de negocios y económicas favorables, puede incluir aquellos que tengan intereses contractuales o pagos de capital vencidos, pero el Banco considera que el deterioro no es apropiado, sobre la base del nivel de garantía disponible y/o la etapa de recaudación de los montos adeudados al Banco.

-
Las categorías C y D corresponden a créditos deteriorados por los cuales el Banco determina que es probable que el acreedor no va a poder reunir todo el capital e intereses adeudados conforme a los términos de contrato del crédito.

Refiérase a la Nota 32 para el detalle de los créditos del Banco deteriorados y sus respectivas provisiones. También refiérase a la Nota 21 para un detalle de los vencimientos de activos financieros del Banco.

Deterioro de otros instrumentos financieros

Al 31 de diciembre del 2009 y 2008 el Banco no tuvo deterioros significativos en sus activos financieros diferentes a créditos y/o cuentas por cobrar.

Garantías y mejoras crediticias

La máxima exposición al riesgo de crédito, en algunos casos, se ve reducida por garantías, mejoras crediticias y otras acciones que mitigan la exposición al Banco. En base a ello, la constitución de garantías es un instrumento necesario pero no suficiente en el otorgamiento de un crédito; por tanto la aceptación del riesgos por parte del Banco requiere la verificación de otras variables o parámetros tales como la capacidad de pago o generación de recursos para mitigar el riesgo contraído.

Los procedimientos para la gestión y valoración de garantías están recogidos en la política interna de gestión de riesgo. En dichas políticas se establecen los principios básicos para la gestión del riesgo de crédito, lo que incluye la gestión de las garantías recibidas en las operaciones con clientes. En este sentido, el modelo de gestión de riesgos incluye valorar la existencia de garantías apropiadas y suficientes que permitan llevar a cabo la recuperación del crédito cuando las circunstancias del deudor no le permitan hacer frente a sus obligaciones.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°39 - ADMINISTRACIÓN DE RIESGOS, continuación:

Los procedimientos utilizados para la valoración de las garantías son acordes a las mejores prácticas del mercado, que implican la utilización de tasaciones en garantías inmobiliarias, precio de mercado en valores bursátiles, valor de las participaciones en un fondo de inversión, etc. Todas las garantías reales recibidas deben estar correctamente instrumentadas e inscritas en el registro correspondiente, así como contar con la aprobación de las divisiones legales del Banco.

El Banco además cuenta con herramientas de calificación que permiten ordenar la calidad crediticia de las operaciones o clientes. Para poder estudiar cómo varía esta probabilidad, el Banco dispone de bases de datos históricas que almacenan la información generada internamente. Las herramientas de calificación varían según el segmento del cliente analizado (comerciales, consumo, PYMEs, etc.).

Se presenta a continuación el detalle de garantías, colaterales o mejoras crediticias a favor del Banco al 31 de diciembre de 2009 y 2008:

	2009	2008
	MM$	MM$
Activos financieros no deteriorados:
Propiedades/hipotecas	6.778.005	6.268.670
Inversiones y otros	322.435	330.244
Activos financieros deteriorados:
Propiedades/hipotecas	517.495	703.702
Inversiones y otros	26.422	17.982

Totales	7.644.357	7.320.598

Riesgo de liquidez

El riesgo de liquidez es el riesgo de que el Banco tenga dificultades para cumplir con las obligaciones asociadas con sus obligaciones financieras.

Gestión de riesgo de liquidez

El Banco está expuesto diariamente a requerimientos de fondos en efectivo provenientes de varias transacciones bancarias tales como giros de cuentas corrientes, pagos de depósitos a plazo, pagos de garantías, desembolsos de operaciones con derivados, etc. Como es inherente a la actividad bancaria, el Banco no mantiene fondos en efectivo para cubrir el saldo de esas posiciones, puesto que la experiencia muestra que sólo un nivel mínimo de estos fondos será retirado, lo cual puede ser previsto con un alto grado de certeza.

El enfoque del Banco a la gestión de la liquidez es asegurar, a la medida que sea posible, siempre tener suficiente liquidez para cumplir con sus obligaciones a su vencimiento, en circunstancias normales y condiciones de estrés, sin incurrir en pérdidas inaceptables o correr el riesgo de daño a la reputación del Banco. El Directorio fija límites en una porción mínima de fondos por vencer disponibles para cumplir dichos pagos y sobre un nivel mínimo de operaciones interbancarias y otras facilidades de préstamos que deberían estar disponibles para cubrir giros a niveles inesperados de demanda, lo cual es revisado periódicamente. Por otra parte, el Banco debe cumplir con límites regulatorios dictados por el SBIF para los descalces de plazos.

Esos límites afectan a los descalces entre flujos futuros de ingresos y de egresos del Banco considerado individualmente y son los siguientes:

(i)	descalces de hasta 30 días para todas las monedas, hasta una vez el capital básico;
(ii)	descalces de hasta 30 días para las monedas extranjeras, hasta una vez el capital básico; y
(iii)	descalces de hasta 90 días para todas las monedas, dos veces el capital básico.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°39 - ADMINISTRACIÓN DE RIESGOS, continuación:

El departamento de tesorería recibe información de todas las unidades de negocio sobre el perfil de liquidez de sus activos y pasivos financieros y detalles de otros flujos de efectivo proyectados que deriven de negocios futuros. De acuerdo a esta información, tesorería mantiene una cartera de activos líquidos a corto plazo, compuestos en gran parte de inversiones líquidas, préstamos y anticipos a otros bancos, para garantizar que el Banco mantenga suficiente liquidez. Las necesidades de liquidez de las unidades de negocio se cumplen a través de transferencias a corto plazo desde tesorería para cubrir cualquier fluctuación a corto plazo y la financiación de largo plazo para abordar todos los requisitos de liquidez estructural.

El Banco monitorea su posición de liquidez de forma diaria, determinando los flujos futuros de sus egresos e ingresos. Además al cierre de cada mes se realizan pruebas de estrés, para lo cual se utilizan una variedad de escenarios que abarcan tanto condiciones normales de mercado como condiciones de fluctuación del mismo. La política de liquidez y los procedimientos están sujetos a revisión y aprobación del Directorio del Banco. Informes periódicos son generados detallando la posición de liquidez del Banco y sus filiales, incluyendo cualquier excepción y medidas correctoras adoptadas, los cuales se someten regularmente a la revisión por el ALCO.

El Banco se basa en los depósitos de clientes ( retail ) e institucionales, obligaciones con bancos, instrumentos de deuda y depósito a plazo como sus principales fuentes de financiación. Si bien la mayoría de las obligaciones con bancos, instrumentos de deuda y depósito a plazo tienen vencimientos superiores a un año, los depósitos de los clientes ( retail ) e institucionales suelen tener vencimientos más cortos y una gran proporción de ellos son pagaderos dentro de 90 días.. La naturaleza a corto plazo de estos depósitos aumenta el riesgo de liquidez del Banco y por ende el Banco gestiona activamente este riesgo mediante la supervisión constante de las tendencias de mercado y el manejo de precios.

La exposición al riesgo de liquidez

La medida clave utilizada por el Banco para la gestión de riesgo de liquidez es la proporción de activos líquidos netos a los depósitos de los clientes. Para este fin, los activos líquidos netos deben incluir caja/efectivo, equivalentes de efectivo e inversiones de deuda para los cuales existan un mercado activo y líquido menos los depósitos de los bancos, valores de renta fija emitidos, préstamos y otros compromisos con vencimiento en el próximo mes. Una medida similar, pero no idéntica, se utiliza como calculo para medir el cumplimiento del Banco con el límite de liquidez establecido por el SBIF. Las proporciones de activos líquidos netos respecto de los depósitos de los clientes a la fecha de informe fueron las siguientes:

	Al 31 de Diciembre de
	2009	2008
	%	%
A 30 días	7	29
A 90 días	57	40

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°39 - ADMINISTRACIÓN DE RIESGOS, continuación:

Seguidamente se presenta el desglose, por vencimientos contractuales, de los saldos de los activos y pasivos del Banco al 31 de Diciembre de 2009 y 2008, considerando además aquellos compromisos no reconocidos:

Al 31 de Diciembre de 2009	A la vista MM$	Hasta 1 mes MM$	Entre 1 y 3 meses MM$	Entre 3 y 12 meses MM$	Entre 1 y 5 años MM$	Más de 5 años MM$	Total MM$
Vencimiento de activos (Nota 21)	2.907.674	1.235.968	1.093.804	3.205.387	5.701.393	5.612.392	19.756.618
Vencimiento de pasivos (Nota 21)	(3.849.862)	(2.699.279)	(2.665.281)	(4.214.749)	(3.552.474)	(1.485.523)	(18.467.168)
Vencimiento neto	(942.188)	(1.463.311)	(1.571.477)	(1.009.362)	2.148.919	4.126.869	1.289.450
Compromisos de préstamo/crédito no reconocidos:
Avales y fianzas	-	(23.412)	(86.692)	(43.378)	(16.322)	(127)	(169.931)
Cartas de crédito del exterior confirmadas	-	(8.851)	(6.935)	(17.453)	(2.579)	-	(35.818)
Cartas de créditos documentarias emitidas	-	(49.347)	(82.488)	(16.685)	(7.435)	-	(155.955)
Garantías	-	(76.173)	(92.409)	(287.001)	(193.458)	(6.739)	(655.780)

Vencimiento neto, incluyendo compromisos	(942.188)	(1.621.094)	(1.840.001)	(1.373.879)	1.929.125	4.120.003	271.966

Al 31 de Diciembre de 2008	A la vista MM$	Hasta 1 mes MM$	Entre 1 y 3 meses MM$	Entre 3 y 12 meses MM$	Entre 1 y 5 años MM$	Más de 5 años MM$	Total MM$
Vencimiento de activos (Nota 21)	1.315.148	3.035.008	1.569.108	2.751.191	5.932.708	5.587.135	20.190.298
Vencimiento de pasivos (Nota 21)	(3.173.625)	(3.702.161)	(2.878.700)	(3.965.133)	(3.449.602)	(1.814.512)	(18.983.733)
Vencimiento neto	(1.858.477)	(667.153)	(1.309.592)	(1.213.942)	2.483.106	3.772.623	1.206.565
Compromisos de préstamo/crédito no reconocidos:
Avales y fianzas	-	(65.081)	(11.690)	(67.090)	(28.707)	-	(172.568)
Cartas de crédito del exterior confirmadas	-	(20.254)	(58.846)	(43.286)	(397)	-	(122.783)
Cartas de créditos documentarias emitidas	-	(63.129)	(95.513)	(21.242)	(1.497)	-	(181.381)
Garantías	-	(70.257)	(87.779)	(324.035)	(284.656)	-	(766.727)

Vencimiento neto, incluyendo compromisos	(1.858.477)	(885.874)	(1.563.420)	(1.669.595)	2.167.849	3.772.623	(36.894)

Las tablas anteriores muestran los flujos de efectivo sin descontar de los activos y pasivos financieros del Banco sobre la base estimada de vencimientos. Los flujos de caja esperados del Banco por estos instrumentos, pueden varíar considerablemente en comparación a este análisis. Por ejemplo, se espera que los depósitos a la vista se mantengan estables o tengan una tendencia creciente, y los compromisos de préstamos no reconocidos no se espera que se ejecuten todos los que se han dispuesto. Además, el desglose anterior excluye las líneas de crédito disponible, ya que éstas carecen de vencimientos definidos contractuales.

Riesgo de mercado

El riesgo de mercado surge como consecuencia de la actividad mantenida en los mercados, mediante instrumentos financieros cuyo valor puede verse afectado por variaciones en las condiciones del mercado, reflejadas en cambios en los diferentes activos y factores de riesgos financieros. El riesgo puede ser mitigado a través de coberturas mediante otros productos (activos/pasivos o derivados), o deshaciendo la operación/posición abierta. El objetivo de la gestión de riesgo de mercado es la gestión y el control de la exposición al riesgo de mercado dentro de parámetros aceptables.

Existen cuatro grandes factores de riesgo que afectan a los precios de mercado: tipos de interés, tipos de cambio, precio, e inflación. Adicionalmente, y para determinadas posiciones, resulta necesario considerar también otros riesgos, tales como el riesgo de spread, riesgo de base, riesgo de commodities, la volatilidad o el riesgo de correlación.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°39 - ADMINISTRACIÓN DE RIESGOS, continuación:

Gestión de riesgo de mercado

La gestión interna del Banco para medir el riesgo de mercado se basa principalmente en los procedimientos y normas de Santander España, los cuales se basan en analizar la gestión en tres componentes principales:

-	cartera de negociación;
-	cartera de gestión financiera local;
-	cartera de gestión financiera foránea.

La cartera de negociación se compone principalmente de aquellas inversiones valoradas a su valor justo, libre de cualquier restricción para su venta inmediata y que con frecuencia son comprados y vendidos por el Banco con la intención de venderlos en el corto plazo a fin de beneficiarse de las variaciones de precios a corto plazo. Las carteras de gestión financiera incluyen todas las inversiones financieras no consideradas en la cartera de negociación.

La responsabilidad general de riesgo de mercado recae en el ALCO. El departamento de riesgos/finanzas del Banco es el responsable de la elaboración de políticas detalladas de gestión y de su aplicación en la operativa del Banco conforme a las directrices establecidas por el ALCO y por el Departamento de Riesgo Global del Banco Santander de España.

Las funciones del departamento en relación a la cartera de negociación conlleva lo siguiente: (i) aplicar las técnicas de “Valor en Riesgo” (VaR) para medir el riesgo de tipo de interés, (ii) ajustar a mercado las carteras de negociación y la medición de la utilidad y pérdida diaria de las actividades comerciales, (iii) comparar el VAR real con los límites establecidos, (iv) establecer procedimientos de control de pérdidas en exceso de límites predeterminados, y (v) proporcionar información sobre las actividades de negociación para el ALCO, otros miembros de la Administración del Banco, y el Departamento de Riesgo Global de Santander – España.

Las funciones del departamento en relación a las carteras de gestión financiera conlleva lo siguiente: (i) aplicar simulaciones de sensibilidad (como se explica abajo) para medir el riesgo de tipo de interés de las actividades en moneda local y la pérdida potencial previstas por estas simulaciones, y (ii) proporciona los informes diarios respectivos al ALCO, otros miembros de la Administración del Banco, y el Departamento de Riesgo Global de Santander – España.

Riesgo de mercado – Cartera de negociación

El Banco aplica metodologías de VaR para medir el riesgo de mercado de su cartera de negociación. El Banco tiene una posición comercial consolidada compuesta de inversiones de renta fija, comercio de monedas foráneas y una mínima posición de inversiones en acciones. La composición de esta cartera se compone esencialmente de bonos del Banco Central de Chile, bonos hipotecarios y bonos corporativos emitidos localmente de bajo riesgo. Al cierre de año cartera de negociación no presentaba inversiones en carteras accionarias.

Para el Banco, la estimación del VaR se realiza bajo la metodología de simulación histórica, la cual consiste en observar el comportamiento de las pérdidas y ganancias que se hubieran producido con la cartera actual de estar vigentes las condiciones de mercado de un determinado período histórico para, a partir de esa información, inferir la pérdida máxima con un determinado nivel de confianza. La metodología tiene la ventaja de reflejar de forma precisa la distribución histórica de las variables de mercado y de no requerir ningún supuesto de distribución de probabilidad específica. Todas las medidas VaR están destinadas a determinar la función de distribución para el cambio en el valor de una cartera determinada, y una vez conocida esta distribución, para calcular el percentil relacionados con el nivel de confianza necesario, que será igual al valor en riesgo en virtud de esos parámetros. Según lo calculado por el Banco, el VaR es una estimación de la pérdida máxima esperada del valor de mercado de una determinada cartera en un horizonte de 1 día a una confianza del 99.00%. Es la pérdida máxima de un día en que el Banco podría esperar a sufrir en una determinada cartera con el 99.00% de nivel de confianza. En otras palabras, es la pérdida que el Banco esperaría superar solo el 1.0% del tiempo. El VaR proporciona una sola estimación del riesgo de mercado que no es comparable de un riesgo de mercado a otro. Los retornos se calculan utilizando una ventana temporal de 2 años o al menos 520 datos obtenidos desde la fecha de referencia de cálculo del VaR hacia atrás en el tiempo.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°39 - ADMINISTRACIÓN DE RIESGOS, continuación:

El Banco utiliza las estimaciones del VaR para alertar cuando las pérdidas estadísticamente esperadas en su cartera de negociación superarían los niveles prudentes, por ende existen ciertos límites pre-establecidos.

Limitaciones del modelo VaR

Al aplicar esta metodología de cálculo no se hace ningún supuesto sobre la distribución de probabilidad de los cambios en los factores de riesgo, simplemente se utilizan los cambios observados históricamente para generar escenarios para los factores de riesgo en los que se valorará cada una de las posiciones en cartera.

Se hace necesaria la definición de una función de valoración fj(xi) para cada instrumento j, preferiblemente la misma que utiliza para el cálculo del valor de mercado y resultados de la posición diaria. Esta función de valoración se aplicará en cada escenario para generar precios simulados de todos los instrumentos en cada escenario.

Además, la metodología VaR debe interpretarse considerando las siguientes limitaciones:

-
Cambios en las tasas de mercado y los precios pueden no ser variables aleatorias independientes e idénticamente distribuidas, ni tampoco tener una distribución normal. En particular, el supuesto de distribución normal puede subestimar la probabilidad de movimientos extremos del mercado;

-
Los datos históricos utilizados por el Banco puede que no proporcionen la mejor estimación de la distribución conjunta de cambios en los factores de riesgo en el futuro, y cualquier modificación de los datos puede ser inadecuada. En particular, el uso de los datos históricos puede fallar en captar el riesgo de posibles fluctuaciones del mercado extremas y adversas independiente del periodo de tiempo utilizado.

-
Un horizonte de tiempo de 1 día puede que no capte plenamente aquellas posiciones de riesgo de mercado que no puedan ser liquidadas o cubiertas en un día. No sería posible liquidar o cubrir todas las posiciones en un día;

-	El VaR se calcula al cierre de los negocios, no obstante las posiciones de negociación pueden cambiar sustancialmente en el transcurso del día de negociación;

-	El uso de 99% de nivel de confianza no toma en cuenta, ni hace ninguna declaración acerca de, las pérdidas que puedan ocurrir más allá de este nivel de confianza, y

El modelo como tal VaR no captura todos los efectos complejos de los factores de riesgo sobre el valor de las posiciones o carteras, y por tanto, podría subestimar las pérdidas potenciales.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

 NOTA N°39 - ADMINISTRACIÓN DE RIESGOS, continuación:

En ningún momento de los años 2009 y 2008, el Banco excedió los límites VaR en relación a los 3 componentes que componen la cartera de negociación: inversiones renta fija, inversiones de renta variable e inversiones en moneda extranjera. Los niveles altos, bajos y promedios por cada componente y para cada año, fueron los siguientes:

VAR	2009%	2008%

Consolidado:
Alta	9,79	11,6
Baja	4,24	3,7
Promedio	5,98	6,6

Inversiones renta fija:
Alta	9,14	9,5
Baja	4,22	3,3
Promedio	5,87	6

Inversiones renta variable:
Alta	1,65	1,4
Baja	0,04	0,2
Promedio	0,17	0,5

Inversiones moneda extranjera
Alta	7,02	4,0
Baja	0,66	0,6
Promedio	2,31	2,5

Riesgo de mercado – Cartera de gestión financiera local y foránea

La cartera de gestión financiera del Banco incluye la mayoría de los activos del Banco y los pasivos que no son de negociación, incluyendo la cartera de créditos/préstamos. Para estas carteras, las decisiones de inversión y de financiación están muy influenciadas por las estrategias comerciales del Banco.

El Banco utiliza un análisis de sensibilidad para medir el riesgo de mercado de la moneda local y extranjera (no incluidos en la cartera de negociación). El Banco realiza una simulación de escenarios la cual vendrá calculada como la diferencia existente entre el valor presente de los flujos en el escenario escogido (curva con movimiento paralelo de 100 pb en todos sus tramos) y su valor en el escenario base (mercado actual). Todas las posiciones en moneda local indexadas a inflación (UF) se ajustan por un factor de sensibilidad de 0,57 lo que representa un cambio de la curva de tipos en 57 puntos base en las tasas reales y 100 puntos base en las tasas nominales. El mismo escenario se lleva a cabo para las posiciones en moneda extranjera netas y las tasas de interés de en US dólares. El Banco además ha establecido límites en cuanto a la pérdida máxima que estos tipos de movimientos en tasas de intereses puedan tener sobre el capital y los ingresos financieros netos presupuestados para el año.

Limitaciones de los modelos de sensibilidad

El supuesto más importante es el uso de un cambio de 100 puntos base en la curva de rendimiento (57 puntos base para las tasas reales). El Banco utiliza un cambio de 100 puntos base dado a que cambio repentinos de esta magnitud se consideran realistas. El Departamento de Riesgo Global de Santander España también ha establecido unos límites comparables por país, a fin de poder comparar, monitorear y consolidar el riesgo de mercado por país de una manera realista y ordenada.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°39 - ADMINISTRACIÓN DE RIESGOS, continuación:

Además, la metodología de simulaciones de sensibilidad debe interpretarse considerando las siguientes limitaciones:

-
La simulación de escenarios supone que los volúmenes permanezcan en el Estado Consolidado de Situación del Banco y que siempre son renovados a su vencimiento, omitiendo el hecho de que ciertas consideraciones de riesgo de crédito y pagos anticipados pueden afectar el vencimiento de determinadas posiciones.

-	Este modelo supone un cambio igual en toda la curva de rendimiento de todo y no toma en cuenta los diferentes movimientos para diferentes vencimientos.

-	El modelo no tiene en cuenta la sensibilidad de volúmenes que resulte de los cambios en las tasas de interés.

-
Los límites a las pérdidas de los ingresos financieros presupuestados, se calculan sobre una base de ingresos financieros previstos para el año que no se puede obtener, lo que significa que el porcentaje real de los ingresos financieros en situación de riesgo podría ser mayor de lo esperado.

Riesgo Mercado – Cartera de gestión financiera – 31 de diciembre de 2009 y 2008

	2009		2008
	Efecto en Ingresos financieros	Efecto en capital	Efecto en ingresos financieros	Efecto en capital

Cartera de gestión financiera – moneda local (en $ MM)
Límite de pérdida	37.264	127.000	24.000	86.400
Alta	17.711	123.834	16.720	85.837
Baja	1.504	95.791	3.138	60.251
Promedio	6.404	107.239	10.807	72.622

Cartera de gestión financiera – moneda extranjera (en millones $US)
Límite de pérdida	46,0	74,0	36,0	54,0
Alta	18,4	17,3	31,2	9,4
Baja	1,2	1,5	1,8	0,2
Promedio	6,9	11,4	15,1	4,2

Cartera de gestión financiera – consolidada (en $MM)
Límite de pérdida	37.264	127.000	24.000	86.400
Alta	17.724	123.836	16.720	86.051
Baja	1.939	96.280	3.138	60.252
Promedio	8.188	107.495	10.707	72.683

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°39 - ADMINISTRACIÓN DE RIESGOS, continuación:

Riesgo operacional

El riesgo operacional es el riesgo de pérdidas directas o indirectas derivadas de una amplia variedad de causas relacionadas con los procesos del Banco, personal, tecnología e infraestructura, y factores externos que no sean de crédito, mercado o liquidez, tales como los relacionados a los requisitos legales o regulatorios. Los riesgos operativos surgen de todas las operaciones del Banco.

El objetivo del Banco es la gestión de riesgo operacional a fin de mitigar las pérdidas económicas y daños a la reputación del Banco con una estructura flexible de control interno.

La Administración del Banco tiene la responsabilidad primordial para el desarrollo y aplicación de los controles para hacer frente a los riesgos operativos. Esta responsabilidad es apoyada por el desarrollo global de los estándares del Banco para la gestión del riesgo operacional en las siguientes áreas:

-	Requisitos para la adecuada segregación de funciones, incluyendo la autorización independiente de operaciones
-	Requisitos para la reconciliación y supervisión de transacciones
-	Cumplimiento con los requisitos legales y regulatorios aplicables
-	Documentación de controles y procedimientos
-	Requisitos para la evaluación periódica de los riesgos operativos aplicables, y la adecuación de los controles y procedimientos para hacer frente a los riesgos identificados
-	Requisitos para la revelación de pérdidas operativas y las medidas correctoras propuestas
-	Desarrollo de planes de contingencia
-	Capacitación y formación/desarrollo profesional
-	Establecimiento de normas ética de negocio
-	Reducción o mitigación de riesgos, incluyendo contratación de pólizas de seguros si tales son efectivas.

El cumplimiento de las normas del Banco se apoya en un programa de revisiones periódicas realizadas por auditoria interna del Banco y cuyos resultados de examinaciones son presentadas internamente a la gerencia de la unidad de negocio examinada y al CDA.

Concentración de riesgo

El Banco opera principalmente en Chile, por tanto la mayoría de sus instrumentos financieros están concentrados es ese país. Refiérase a la Nota 10 de los estados financieros para un detalle de la concentración por industria de los créditos y cuentas por cobrar del Banco.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2009, 2008 Y AL 01 DE ENERO DE 2008

NOTA N°40 - HECHOS POSTERIORES:

Entre el 31 de Diciembre de 2009 y a la fecha de emisión de los estados financieros, se ha registrado el siguiente hecho posterior.

a)     Emisión de bono:

Durante Enero de 2010 el Banco emitió bonos bancarios por un monto de UF 3.000.000 en Chile. Los cuales corresponden al siguiente detalle:

Bonos
Series	Monto	Plazo	Tasa de emisión	Fecha de emisión	Fecha de vencimiento
F7	UF 3.000.000 (*)	4,5 años	3,30% anual simple	01-11-2009	01-05-2014
Total	UF 3.000.000

(*)  Con fecha 01 de Noviembre 2009, se inscribió en el registro de valores de la Superintendencia de Bancos e Instituciones Financieras, una línea de bonos bancarios correspondiente a una sola serie, denominada Serie F-7, por un monto total de UF 3.000.000, dividida en 1.500 bonos de 2.000 Unidades de Fomento cada uno, a 4,5 años bullet con una tasa de emisión del 3,30% anual.

b) Con fecha 01 de Enero de 2010, se designa como Gerente General del Banco a don Claudio Melandri Hinojosa. Además, se designa como Director Suplente del Banco a don Juan Manuel Hoyos Martínez, cargo que se encontraba vacante.

A partir del 01 de Enero 2010, don Oscar von Chrismar Carbajal tendrá la calidad de Segundo Vicepresidente del Directorio.

c) Entre el 01 de Enero de 2010 y la fecha de emisión de estos Estados Financieros (25 de Enero de 2010), no han ocurrido otros hechos que pudieran afectar significativamente la interpretación de los mismos.

FELIPE CONTRERAS FAJARDO Gerente de Contabilidad	JUAN PEDRO SANTA MARIA PEREZ Gerente General Subrogante